     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2002
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                             SAFETY HOLDINGS, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                              6331                         13-4181699
 (State or other jurisdiction             (Primary Standard                (I.R.S. Employer
              of                Industrial Classification Code Number)   Identification No.)
incorporation or organization)

                             20 CUSTOM HOUSE STREET
                                BOSTON, MA 02110
                                 (617) 951-0600

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                             WILLIAM J. BEGLEY, JR.
                     CHIEF FINANCIAL OFFICER AND SECRETARY
                             SAFETY HOLDINGS, INC.
                             20 CUSTOM HOUSE STREET
                                BOSTON, MA 02110
                                 (617) 951-0600

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

             Robert S. Rachofsky                                     Jeff S. Liebmann
    LeBoeuf, Lamb, Greene & MacRae, L.L.P.                         Jonathan L. Freedman
             125 West 55th Street                                  Dewey Ballantine LLP
           New York, NY 10019-5389                             1301 Avenue of the Americas
                                                                 New York, NY 10019-6092

                           --------------------------

    Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                   TITLE OF EACH CLASS OF                            PROPOSED MAXIMUM             AMOUNT OF
                SECURITIES TO BE REGISTERED                   AGGREGATE OFFERING PRICE(1)(2)   REGISTRATION FEE
Common Stock, par value $0.01 per share.....................           $100,000,000                 $9,200

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Includes shares subject to the underwriters' over-allotment option.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    Prior to completion of the offering described herein, Safety Holdings, Inc. plans to change its name to Safety Insurance Group, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 26, 2002

                                        Shares
                          Safety Insurance Group, Inc.
                                  Common Stock

                            ------------------------

    Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $      and $                per share. We have applied to list our
common stock on The Nasdaq Stock Market's National Market under the symbol
"SAFT."

    The underwriters have an option to purchase a maximum of       additional
shares to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page   .

                                                     Underwriting         Proceeds to
                                       Price to      Discounts and          Safety
                                        Public        Commissions    Insurance Group, Inc.
                                     -------------   -------------   ---------------------
Per Share..........................             $               $                      $
Total..............................  $               $                 $

    Delivery of the shares of common stock will be made on or about       ,
2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                             Jefferies & Company, Inc.

               The date of this prospectus is             , 2002.

                                 --------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
SUMMARY.............................    1
THE OFFERING........................    5
SUMMARY HISTORICAL FINANCIAL DATA...    6
SUMMARY UNAUDITED PRO FORMA
  FINANCIAL DATA....................   10
RISK FACTORS........................   12
THE ACQUISITION.....................   19
CAUTIONARY STATEMENT CONCERNING
  FORWARD LOOKING STATEMENTS........   21
USE OF PROCEEDS.....................   21
DIVIDEND POLICY.....................   22
CAPITALIZATION......................   23
DILUTION............................   24
SELECTED HISTORICAL FINANCIAL DATA..   25
UNAUDITED PRO FORMA FINANCIAL
  DATA..............................   28
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   32

                                      PAGE
                                      ----

BUSINESS............................   43
MANAGEMENT..........................   68
OWNERSHIP OF COMMON STOCK...........   76
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS......................   78
COMMON STOCK ELIGIBLE FOR FUTURE
  SALE..............................   80
DESCRIPTION OF CAPITAL STOCK........   82
UNDERWRITING........................   85
NOTICE TO CANADIAN RESIDENTS........   88
VALIDITY OF COMMON STOCK............   89
EXPERTS.............................   89
WHERE YOU CAN FIND MORE
  INFORMATION.......................   89

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL      , 2002 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION ABOUT SAFETY INSURANCE GROUP, INC. AND THE OFFERING. IN THIS PROSPECTUS, "SAFETY GROUP" REFERS TO SAFETY INSURANCE GROUP, INC. AND "SAFETY," "OUR COMPANY," "WE" AND "OUR" REFER TO SAFETY INSURANCE GROUP, INC. AND ITS CONSOLIDATED SUBSIDIARIES. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS.

                          SAFETY INSURANCE GROUP, INC.

OUR BUSINESS

    We are a leading provider of personal lines property and casualty insurance focused exclusively on the Massachusetts market. Our principal product line is private passenger automobile insurance, which accounted for 83.1% of our direct written premiums in 2001. Operating through our insurance company subsidiaries, Safety Insurance Company, or Safety Insurance, and Safety Indemnity Insurance Company, we have established strong relationships with approximately 500 independent insurance agents in approximately 600 locations throughout Massachusetts. We have used these relationships and our extensive knowledge of the Massachusetts market to become the third largest private passenger insurance carrier in Massachusetts, capturing approximately a 10.4% share of the Massachusetts private passenger automobile insurance market in 2001, according to statistics compiled by Commonwealth Automobile Reinsurers, or CAR, a state-established body which runs the residual market reinsurance programs for private passenger automobile insurance in Massachusetts. These statistics total, for each vehicle insured, the number of months during the year insurance for that vehicle is in effect, to arrive at an aggregate number of car-months for each insurer; this aggregate number, divided by 12, equals the insurer's number of car-years, a measure we refer to in this prospectus as automobile exposures. In addition to private passenger automobile insurance, we offer a portfolio of property and casualty insurance products, including commercial automobile (9.0% of 2001 direct written premiums), homeowners (6.8% of 2001 direct written premiums), dwelling fire, umbrella and business owner policies.

    We have been profitable in every year since our founding in 1979, notwithstanding changing market conditions during that time. Since 1997, we have increased our direct written premiums by 73%, from $272.5 million to $471.9 million in 2001. We have achieved this growth by increasing our share of the Massachusetts private passenger automobile insurance market from 7.6% to 10.4% over the same time period and by expanding our product offerings. We have maintained our profitability during this period in part by managing our cost structure through, for example, the use of technology. Over the same period, our insurance subsidiaries have maintained an "A" rating from A.M. Best Company.

    The following table shows our direct written premiums by product category:

                                                                       YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------
DIRECT WRITTEN PREMIUMS(1)                                 1999                  2000                  2001
--------------------------                          -------------------   -------------------   -------------------
                                                                           ($ IN THOUSANDS)
Private Passenger Auto............................  $307,597     88.1%    $365,651     85.6%    $392,334     83.1%
Commercial Auto...................................    25,196      7.2       31,614      7.4       42,591      9.0
Homeowners........................................    15,264      4.4       26,514      6.2       31,863      6.8
Business Owners...................................         0      0.0        1,396      0.3        2,251      0.5
Personal Umbrella.................................       748      0.2        1,260      0.3        1,469      0.3
Dwelling fire.....................................       401      0.1          959      0.2        1,263      0.3
Commercial Umbrella...............................         0      0.0           63      0.0           95      0.0
                                                    --------    -----     --------    -----     --------    -----
  TOTAL...........................................  $349,206      100%    $427,457      100%    $471,866      100%
                                                    ========    =====     ========    =====     ========    =====

(1) Direct written premiums consist of all premiums we receive other than premiums we receive for participating in residual markets.

OUR COMPETITIVE STRENGTHS

    WE HAVE STRONG RELATIONSHIPS WITH INDEPENDENT AGENTS. In 2000, Massachusetts independent agents accounted for approximately 77% of the private passenger automobile insurance market measured by direct written premiums as compared to only about 33% nationwide, according to A.M. Best. For that reason, our strategy is centered around, and we sell exclusively through, a network of approximately 500 independent agents in approximately 600 locations throughout Massachusetts. In order to support our independent agents and enhance our relationships with them we:

    - Provide our agents with a portfolio of property and casualty insurance products at competitive prices to help our agents address effectively the insurance needs of their clients;

    - Provide our agents with a variety of technological resources which enable us to deliver superior service and support to them; and

    - Offer our agents competitive commission schedules and profit sharing programs.

    Through these measures, we strive to become the preferred provider of the independent agents in our agency network and capture a growing share of the total insurance business written by these agents.

    WE HAVE AN UNINTERRUPTED RECORD OF PROFITABLE OPERATIONS. In every year since our inception in 1979, we have been profitable and increased our direct written premiums from the prior year. We have achieved profitable growth over the past five years by:

    - Increasing the number of private passenger automobile exposures we underwrite from 287,000 in 1997 to 427,000 in 2001 and the average premium we receive per automobile exposure from $748 to $918;

    - Maintaining an adjusted statutory combined ratio that is consistently below industry averages, as shown below;

    - Taking advantage of the institutional knowledge our management has amassed during our long operating history in the unique Massachusetts market;

    - Introducing new lines of insurance products, such as homeowners, which unlike personal auto do not have state-established maximum premium rates;

    - Investing in technology, to simplify internal processes and enhance our relationships with our agents;

    - Taking a conservative approach to reserving for losses. As a result of our focus on core business lines since our founding in 1979, we believe we have no exposure to asbestos or environmental liabilities; and

    - Maintaining a high-quality investment portfolio.

    The following table shows, on a statutory accounting basis, our loss ratio, expense ratio and combined ratio as compared to the average for all property and casualty insurers nationwide.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------
RATIOS(1)                                                            1997       1998       1999       2000       2001
---------                                                          --------   --------   --------   --------   --------
Safety
  Loss ratio(2)...........................................           74.0%      75.3%      75.1%      72.1%       78.8%
  Expense ratio(2)........................................           25.2       25.5       23.7       25.3        23.7
                                                                    -----      -----      -----      -----     -------
  Combined ratio(2).......................................           99.2      100.8       98.8       97.4       102.5
Property and Casualty Industry(3)
  Loss ratio..............................................           73.0%      76.5%      78.8%      81.4%           (4)
  Expense ratio...........................................           28.8       29.5       29.3       28.9            (4)
                                                                    -----      -----      -----      -----     -------
  Combined ratio..........................................          101.8      106.0      108.1      110.3       117.0%(4)

------------------------------

(1) The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The expense ratio, when calculated on a statutory accounting basis, is the ratio of underwriting expenses to net written premiums. The combined ratio is the sum of the loss ratio and the expense ratio.

(2) Our loss and LAE ratios and expense ratios for the years 1997 through 2000 have been restated from amounts previously reported in our filings with state regulators to conform to a change in how we began to present our residual automobile market participation for statutory accounting purposes effective as of January 1, 2001. Each insurer writing private passenger automobile insurance in Massachusetts must assume a share of premiums, losses, loss adjustment expenses and underwriting expenses from a state-mandated reinsurance pool run by CAR. Prior to 2001, we recorded our share of premiums assumed from this pool and the related losses, loss adjustment expenses and underwriting expenses by netting these items and reflecting the resulting net loss in losses and loss adjustment expenses. Effective January 1, 2001, we began recording these premiums and the related losses, loss adjustment expenses and underwriting expenses on a gross basis in our statutory financial statements. The loss and LAE ratios and expense ratios for the years 1997-2000 have been recalculated on this same gross basis as the 2001 ratio. Additionally, our expense ratios exclude certain costs which our prior majority owner charged to our insurance subsidiaries and which are described in footnote 1 to the table shown under "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Insurance Ratios." The combined ratios shown represent the sum of the loss and LAE ratios and expense ratios shown. See "Summary Historical Financial Data" for a presentation of our ratios as originally reported.

(3) Source: A.M. Best, AGGREGATES & AVERAGES, 2001 Edition. For property and casualty industry data, the expense ratios include dividends to policyholders.

(4) Source: Estimate, A.M. Best December 24, 2001 Statistical Study. Separate estimates of the 2001 loss ratio and combined ratio are not yet available.

    WE ARE A TECHNOLOGICAL LEADER. We have dedicated significant human and financial resources to the development of information systems. Our technology efforts have benefited us in two distinct ways. First, we continue to develop technology that empowers our independent agent customers to make it easier for them to transact business with their clients and with Safety. In our largest business line, private passenger auto insurance, our agents now submit approximately 90% of all applications for new policies or endorsements for existing policies to us electronically through our proprietary information portal, the Agents Virtual Community. Second, our investment in technology has allowed us to re-engineer internal back office processes to provide more efficient service at lower cost. Our adjusted statutory expense ratios have been below the average industry statutory expense ratio in each of the last five years, as shown above. Our systems have also improved our overall productivity, as evidenced by our direct written premiums per employee increasing to $928,870 in fiscal 2001 from $612,348 in fiscal 1997.

    WE HAVE AN EXPERIENCED, COMMITTED AND KNOWLEDGEABLE MANAGEMENT
TEAM.  Following this offering, our executive management team will own
approximately   % of our common stock on a fully diluted basis. The executive management team, led by our Chief Executive Officer and President David F. Brussard, has an average of over 25 years of industry experience per executive, as well as an average of over 20 years of experience with Safety. The team has demonstrated an ability to operate successfully within the regulated Massachusetts private passenger automobile insurance market.

OUR STRATEGY

    To achieve our goal of increasing stockholder value, our strategy is to maintain and develop strong relationships with independent agents by providing our agents with a full package of insurance products and information technology services. We believe this strategy will allow us to:

    - Further penetrate the Massachusetts private passenger automobile insurance market;

    - Continue to selectively cross-sell homeowners, dwelling fire, personal umbrella and business owner policies in order to capture a larger share of selected Massachusetts property and casualty insurance business written by each of our independent agents;

    - Continue to expand our technology to enable independent agents to more easily serve their customers and conduct business with Safety and thereby strengthen their relationships with Safety; and

    - If opportunities arise, selectively expand our business outside the Massachusetts market into other markets with strong independent agent distribution channels, where we can capitalize on our core strengths of servicing independent agents.

RECENT HISTORY AND ACQUISITION

    Safety Insurance was founded in 1979 and wrote exclusively auto insurance until 1997. In October 2001, senior management of Safety Insurance, together with certain investors, purchased the holding company for Safety Insurance and its affiliates from the prior owners. This purchase, which we refer to in this prospectus as the Acquisition, was financed with a combination of bank debt and the issuance of senior subordinated notes, redeemable preferred stock and common stock of Safety Group, which was formed in 2001 to make the Acquisition.

    Concurrently with this offering, we will convert all of our outstanding redeemable preferred shares into shares of our common stock, valued at the initial offering price, a transaction we refer to in this prospectus as the Preferred Share Exchange. We will use proceeds from this offering, together with borrowings under a new bank credit facility, to reduce our levels of debt and pay accrued dividends on our preferred stock. We believe that this offering, our new bank credit facility and the Preferred Share Exchange will improve our financial flexibility and enhance our overall ability to grow our business. See "The Acquisition."
                            ------------------------

    Our principal executive offices are located at 20 Custom House Street, Boston, MA 02110. Our telephone number is (617) 951-0600.

                                THE OFFERING(1)

Common Shares Offered........................  Shares

Common Shares to be Outstanding after the      Shares
  Offering(2)................................

NASDAQ Symbol................................  SAFT

Use of Proceeds..............................  We will receive net proceeds from the initial public offering of approximately $
                                               million, or $      million if the
                                               underwriters exercise in full their option to
                                               purchase additional shares. We intend to use
                                               approximately $      , together with
                                               borrowings under a new bank credit facility,
                                               to repay indebtedness and pay accrued
                                               dividends on our outstanding preferred stock,
                                               with any remaining net proceeds to be used
                                               for our general corporate purposes.

Dividend Policy..............................  Our board of directors currently intends to declare an annual dividend on our common
                                               stock of $       per share. For more
                                               information on dividends, including potential
                                               limitations on our ability to pay them, see
                                               "Dividend Policy."

------------------------

(1) Prior to completing this offering, we will declare a stock split in the form of a dividend of shares of our common stock to our existing stockholders. This prospectus presents all share and per share data as if this stock dividend had already occurred.

(2)  Includes             shares assumed issued in connection with the Preferred
     Share Exchange (assuming an initial public offering price of $      per
    share). Excludes             shares that are subject to existing employee
    stock options, of which   may be exercised within 60 days after the date of
    this offering.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The following table sets forth our summary historical consolidated financial data as of and for each of the five years ended December 31, 2001. Prior to October 16, 2001, Thomas Black Corporation was the parent company of Safety Insurance. In the columns below and throughout this prospectus, we refer to the period before the Acquisition, between January 1 and October 15, 2001, as the predecessor period. In the Acquisition, on October 16, 2001 Safety Group became the parent company of Thomas Black Corporation. We refer to the period after the Acquisition, between October 16 and December 31, 2001, as the successor period, and the period representing January 1, 2001 to December 31, 2001 as the combined period, or the combined year.

    The summary historical consolidated financial data for the predecessor period January 1, 2001 to October 15, 2001 and the successor period October 16, 2001 to December 31, 2001, and as of December 31, 2001 have been derived from the financial statements of Safety Group and Thomas Black Corporation included in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The summary historical consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 2000 have been derived from Thomas Black Corporation's financial statements included in this prospectus which have been audited by PricewaterhouseCoopers LLP. The summary historical consolidated financial data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 have been derived from Thomas Black Corporation's consolidated financial statements not included in this prospectus, which have been audited by PricewaterhouseCoopers LLP. As a result of the Acquisition, financial data for periods prior to the Acquisition may not be comparable with financial data for periods following the Acquisition.

    We have prepared the summary historical consolidated financial data, other than statutory data, in conformity with accounting principles generally accepted in the United States of America, or GAAP. We have derived the statutory data from the annual statements of our insurance subsidiaries filed with insurance regulatory authorities, which were prepared in accordance with statutory accounting practices, which vary in certain respects from GAAP.

    The following is a summary and should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included in this prospectus in order to more fully understand our historical consolidated financial data.

                                                                                     PREDECESSOR    SUCCESSOR       COMBINED
                                                                                       PERIOD         PERIOD          YEAR
                                                                                     -----------   ------------   ------------
                                    PREDECESSOR YEAR ENDED DECEMBER 31,              JANUARY 1-    OCTOBER 16-     JANUARY 1-
                         ---------------------------------------------------------   OCTOBER 15,   DECEMBER 31,   DECEMBER 31,
                             1997           1998           1999           2000         2001(1)       2001(1)        2001(1)
                         ------------   ------------   ------------   ------------   -----------   ------------   ------------
                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Revenues:
  Direct written
    premiums...........    $272,495       $287,507       $349,206       $427,457      $391,628       $ 80,238       $471,866
  Net written
    premiums...........     243,688        259,153        330,961        430,030       403,046         82,980        486,026
  Net earned premiums..     242,760        246,507        300,020        381,413       347,098        100,175        447,273
  Investment income....      22,349         22,965         23,870         26,889        22,246          5,359         27,605
  Finance and other
    service income.....       6,222          9,343         10,989         12,656        10,559          2,950         13,509
  Net realized gain
    (loss) on
    investments........       8,551         10,119          8,102         (1,246)         (766)        (4,284)        (5,050)
                           --------       --------       --------       --------      --------       --------       --------
  Total revenues.......     279,882        288,934        342,981        419,712       379,137        104,200        483,337

Expenses:
  Losses and LAE.......     180,643        188,913        225,241        275,138       276,383         75,559        351,942
  Underwriting,
    operating and
    related expenses...      78,261         76,115         91,358        115,567        89,297         28,971        118,268
  Transaction
    expenses(2)........          --             --             --            406         5,605          3,874          9,479
  Interest expense.....       2,040          1,716          1,417          1,072           550          1,823          2,373
                           --------       --------       --------       --------      --------       --------       --------
  Total expenses.......     260,944        266,744        318,016        392,183       371,835        110,227        482,062

Income (loss) before
  taxes................      18,938         22,190         24,965         27,529         7,302         (6,027)         1,275

Income tax.............       5,688          7,778          8,667          8,255         1,678         (1,232)           446
                           --------       --------       --------       --------      --------       --------       --------
Net income (loss)
  before extraordinary
  item.................      13,250         14,412         16,298         19,274         5,624         (4,795)           829
Excess of fair value of
  acquired net assets
  over purchase
  price................          --             --             --             --            --        117,523        117,523
                           --------       --------       --------       --------      --------       --------       --------
Net income.............    $ 13,250       $ 14,412       $ 16,298       $ 19,274      $  5,624       $112,728       $118,352
Dividends on
  mandatorily
  redeemable preferred
  stock................          --             --             --             --            --           (280)          (280)
                           --------       --------       --------       --------      --------       --------       --------
Net income available to
  common stockholders..    $ 13,250       $ 14,412       $ 16,298       $ 19,274      $  5,624       $112,448       $118,072
                           ========       ========       ========       ========      ========       ========       ========
Net income per common
  share................
BALANCE SHEET DATA:
  Total cash &
    investments........    $404,702       $434,356       $447,836       $505,006            --             --       $529,286
  Total assets.........     717,400        734,647        770,009        833,339            --             --        858,740
  Loss and LAE
    reserves...........     319,453        311,846        315,226        302,131            --             --        302,556
  Total debt...........      27,000         22,500         18,000         13,383            --             --         99,500
  Total liabilities....     567,537        563,499        594,905        620,388            --             --        726,271
  Mandatorily
    redeemable
    cumulative
    preferred stock....          --             --             --             --            --             --         22,680
  Total stockholders'
    equity.............     149,863        171,148        175,105        212,951            --             --        109,789
  Book value per common
    share..............

                                                                                     PREDECESSOR    SUCCESSOR       COMBINED
                                                                                       PERIOD         PERIOD          YEAR
                                                                                     -----------   ------------   ------------
                                    PREDECESSOR YEAR ENDED DECEMBER 31,              JANUARY 1-    OCTOBER 16-     JANUARY 1-
                         ---------------------------------------------------------   OCTOBER 15,   DECEMBER 31,   DECEMBER 31,
                             1997           1998           1999           2000         2001(1)       2001(1)        2001(1)
                         ------------   ------------   ------------   ------------   -----------   ------------   ------------
                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATUTORY DATA:
  Policyholders'
    surplus (at period
    end)...............    $163,566       $179,926       $185,529       $192,577            --             --       $220,081
  Loss ratio...........        76.0%          77.1%          76.1%          73.5%           --             --           78.8%
  Expense ratio(3).....        29.9           29.1           28.6           27.3            --             --           25.0
                           --------       --------       --------       --------      --------       --------       --------
  Combined ratio(3)....       105.9          106.2          104.7          100.8            --             --          103.8
                           ========       ========       ========       ========      ========       ========       ========

------------------------------

(1) In this financial presentation, the financial data for 2001 has been split into a predecessor period from January 1, 2001 to October 15, 2001 and a successor period from October 16, 2001 to December 31, 2001. For comparative purposes, these results have been combined under the caption "Combined Year January 1-December 31, 2001."

(2) Our transaction expenses reflect the costs we incurred in connection with the Acquisition. See "The Acquisition".

(3) Our expense ratios and combined ratios shown include certain costs which our prior majority owner charged to our insurance subsidiaries which are described in footnote 1 to the table shown under "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Insurance Ratios." See the table shown under "Summary--Our Competitive Strengths" for a presentation of our ratios that excludes these costs.

    We evaluate our performance on the basis of after-tax adjusted operating income. Realized investment gains and some other items are excluded because they are not considered by management when evaluating our financial performance. The size and timing of realized investment gains are often subject to management's discretion. The other excluded items are those related to costs incurred as a result of our prior ownership structure and certain expenses in the successor period which will no longer be incurred after the date of this offering. While some of these items may be significant components of our GAAP net income, we believe that adjusted operating income is an appropriate measure that represents the net income attributable to the ongoing operations of the business.

    After-tax adjusted operating income is not a substitute for net income determined in accordance with GAAP, and may be different from similarly titled measures of other companies. The following are the adjustments we made to GAAP net income to arrive at after-tax adjusted operating income.

                                                                            PREDECESSOR
                                                                              PERIOD       SUCCESSOR PERIOD   COMBINED YEAR
                                               PREDECESSOR YEAR ENDED      -------------   ----------------   --------------
                                                    DECEMBER 31,            JANUARY 1-       OCTOBER 16-        JANUARY 1-
                                             ---------------------------    OCTOBER 15,      DECEMBER 31,      DECEMBER 31,
                                                 1999           2000           2001              2001              2001
                                             ------------   ------------   -------------   ----------------   --------------
                                                                            ($ IN THOUSANDS)
After-tax adjusted operating income........    $19,269        $ 29,375        $14,294          $  2,000          $ 16,294

Adjustments(1):
  Net realized gains (losses) on sales of
    investments............................      5,266            (810)          (498)           (2,785)           (3,283)
  Extraordinary gain.......................         --              --             --           117,523           117,523
  Employee stock ownership
    plan/supplemental executive stock
    ownership plan compensation expenses...     (5,531)         (6,371)        (2,180)               --            (2,180)
  Chairman salary and bonus................     (1,784)         (1,960)        (1,300)               --            (1,300)
  Transaction expenses.....................         --            (264)        (4,334)           (3,874)           (8,208)
  Interest expense.........................       (922)           (696)          (358)               --              (358)
  Jordan Management fees...................         --              --             --              (136)             (136)
                                               -------        --------        -------          --------          --------
  Total after-tax adjustments..............     (2,971)        (10,101)        (8,670)          110,728           102,058
                                               -------        --------        -------          --------          --------
GAAP Reported:
  Net income...............................    $16,298        $ 19,274        $ 5,624          $112,728          $118,352

------------------------------

(1) Adjustments include net realized investment gains and certain other items. These items include:

       - interest and other expenses related to the elimination of employee stock ownership plan and supplemental executive stock ownership plan compensation expenses incurred during the predecessor period;

       - management fees paid to The Jordan Company;

       - extraordinary gain related to the excess of the estimated fair value of net assets over purchase price in connection with the Acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations;

       - salary and bonus for our former owner; and

       - transaction expenses in connection with the Acquisition.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

    We have derived the following summary unaudited pro forma financial data from the pro forma financial data and the accompanying notes included elsewhere in this prospectus. See "Unaudited Pro Forma Financial Data." The following data give effect to the initial public offering and the Preferred Share Exchange as if they had occurred as of December 31, 2001 for purposes of the unaudited pro forma condensed consolidated balance sheet, and to the Acquisition, the initial public offering, the replacement of our existing credit facility with our new credit facility and the Preferred Share Exchange as if they had occurred as of January 1, 2001 for purposes of the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2001. We have prepared these unaudited pro forma data based on the assumptions described in "Unaudited Pro Forma Financial Data."

    THE UNAUDITED PRO FORMA DATA ARE BASED ON AVAILABLE INFORMATION AND ON ASSUMPTIONS WE BELIEVE ARE REASONABLE. THE UNAUDITED PRO FORMA DATA SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF OUR CONSOLIDATED FINANCIAL POSITION OR OUR CONSOLIDATED RESULTS OF OPERATIONS HAD THESE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED, AND DO NOT IN ANY WAY REPRESENT A PROJECTION OR FORECAST OF OUR CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS FOR OR AS OF ANY FUTURE PERIOD OR DATE.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2001
                                ($ IN THOUSANDS)

                                                              PRO FORMA
                                                              ---------
ASSETS
Cash and investments........................................
Accounts receivable.........................................
Reinsurance recoverables....................................
Deferred policy acquisition costs...........................
Deferred income taxes.......................................
Other assets................................................
                                                              --------
  Total assets..............................................

LIABILITIES
Loss and loss adjustment expense reserves...................
Unearned premium reserves...................................
Debt........................................................
Other liabilities...........................................
  Total liabilities.........................................
                                                              --------

STOCKHOLDERS' EQUITY
Common stock................................................
Additional paid-in capital..................................
Accumulated other comprehensive income, net.................
Promissory notes receivable from management.................
Retained earnings...........................................
                                                              --------
  Total stockholders' equity................................
                                                              --------
Total liabilities and stockholders' equity..................

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                ($ IN THOUSANDS)

                                                              PRO FORMA,
                                                              AS ADJUSTED
                                                              -----------
REVENUES:
Net earned premiums.........................................
Investment income...........................................
Finance and other service income............................
Realized investment (losses)................................
                                                               --------
  Total revenues............................................

BENEFITS AND EXPENSES:
Losses and loss adjustment expenses.........................
Underwriting, operating and related expenses................
Interest expense............................................
Transaction expenses........................................
                                                               --------
  Total benefits and expenses...............................

Income from continuing operations before income taxes.......
Income taxes................................................
                                                               --------
Net (loss) income before extraordinary items................
Excess of fair value of acquired net assets over cost.......
Net income..................................................
Earnings per share -- basic and diluted.....................

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A NUMBER OF RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. ANY OF THE RISKS DESCRIBED BELOW COULD RESULT IN A SIGNIFICANT OR MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION, AND A CORRESPONDING DECLINE IN THE MARKET PRICE OF OUR COMMON STOCK.

BECAUSE WE ARE PRIMARILY A PRIVATE PASSENGER AUTOMOBILE INSURANCE CARRIER, OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CONDITIONS IN THIS INDUSTRY.

    Approximately 83% of our direct written premiums for the year ended December 31, 2001 were generated from private passenger automobile insurance policies. As a result, negative developments in the economic, competitive or regulatory conditions affecting the private passenger automobile insurance industry could have a material adverse effect on our results of operations and financial condition.

BECAUSE WE WRITE INSURANCE ONLY IN MASSACHUSETTS, OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CONDITIONS IN MASSACHUSETTS.

    All of our direct written premiums are generated in Massachusetts. Our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive and other conditions in Massachusetts. Changes in any of these conditions could have an adverse effect on us. Adverse regulatory developments in Massachusetts, which could include, among others, reductions in the maximum rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the Massachusetts automobile insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

WE HAVE EXPOSURE TO CLAIMS RELATED TO SEVERE WEATHER CONDITIONS, WHICH MAY RESULT IN AN INCREASE IN CLAIMS FREQUENCY AND SEVERITY.

    We are subject to claims arising out of severe weather conditions, such as rainstorms, snowstorms and ice storms, that may have a significant effect on our results of operations and financial condition. The incidence and severity of weather conditions are inherently unpredictable. There is generally an increase in claims frequency and severity under the private passenger automobile insurance we write when severe weather occurs because a higher incidence of vehicular accidents and other insured losses tend to occur as a result of severe weather conditions. In addition, we have exposure to an increase in claims frequency and severity under the homeowners and other property insurance we write because property damage may result from severe weather conditions.

    Because some of our insureds live near the Massachusetts coastline, we also have a potential exposure to losses from hurricanes and major coastal storms such as Nor'easters. Although we purchase catastrophe reinsurance to limit our exposure to these types of natural catastrophes, there can be no assurance that our losses from any such event would not exceed the limits of this reinsurance.

IF WE ARE NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS, IT COULD ADVERSELY AFFECT OUR BUSINESS.

    We market our insurance solely through independent agents. While we believe that the commissions and services we provide to our agents are competitive with other insurers, there can be no assurance that we will be able to continue to attract and retain independent agents to sell our insurance products.

ESTABLISHED COMPETITORS WITH GREATER RESOURCES MAY MAKE IT DIFFICULT FOR US TO MARKET OUR PRODUCTS EFFECTIVELY AND OFFER OUR PRODUCTS AT A PROFIT.

    The property and casualty insurance business is highly competitive and many of our competitors have substantially greater financial and other resources than us. We compete with both large national writers and smaller regional companies. Further, our competitors include other companies which, like us, serve the independent agency market, as well as companies which sell insurance directly to customers. Direct writers may have certain competitive advantages over agency writers, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, lower cost structures. A material reduction in the amount of business independent agents sell would adversely affect us. In the past, competition in the Massachusetts personal auto insurance market has included offering significant discounts from the maximum permitted rates, and there can be no assurance that these conditions will not recur. Further, our Company and others compete on the basis of the commissions and other cash and non-cash incentives provided to agents. Although a number of national insurers that are much larger than we are do not currently compete in a material way in the Massachusetts personal auto market, if one or more of these companies decided to aggressively enter the market it could have a material adverse effect on us. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel. There can be no assurance that we will be able to compete effectively against these companies in the future.

WE ARE CONTROLLED BY PRINCIPAL STOCKHOLDERS THAT HAVE THE ABILITY TO EXERT SIGNIFICANT INFLUENCE OVER OUR OPERATIONS.

    Prior to this offering, our principal stockholders were certain investors assembled by The Jordan Company LLC, the investment firm that sponsored the Acquisition, which beneficially owned directly or indirectly, on a fully diluted basis, 72.2% of our common stock. This group of investors includes JZ Equity Partners plc, a publicly-traded investment trust listed on the London Stock Exchange with an independent board of directors whose investment advisor is affiliated with The Jordan Company. We refer to this group of investors in this prospectus as the Investors. See "The Acquisition." After this offering, the Investors will beneficially own directly or indirectly, on a fully diluted
basis,   % of our common stock. In addition, after the offering, David F.
Brussard, our Chief Executive Officer and President, and the six other members of our executive management team (including all of the Named Executive Officers
described in "Management"), will collectively own   % of our outstanding common
stock on a fully-diluted basis. We refer to this group of seven officers in this prospectus as our Management Team. Until such time as the Investors and our Management Team sell or dispose of the common stock held by them, they would have the ability, if they were to vote together, to exert significant influence over our policies and affairs. If they were to act together, the Investors and our Management Team would have the power to elect our board of directors, appoint new management and approve any action requiring stockholder vote, including amendments to our Certificate of Incorporation and approving mergers or sales of substantially all of our assets. The interests of the Investors and our Management Team may differ from the interests of other stockholders. See "Certain Relationships and Related Transactions."

AS A HOLDING COMPANY, SAFETY GROUP IS DEPENDENT ON THE RESULTS OF OPERATIONS OF SAFETY INSURANCE.

    Safety Group is a company and a legal entity separate and distinct from Safety Insurance, our principal operating subsidiary, which is directly owned by Thomas Black Corporation, an intermediate holding company and the primary borrower under our existing credit facility. As a holding company without significant operations of its own, the principal sources of Safety Group's funds are dividends and other distributions from Thomas Black Corporation. In turn, Thomas Black Corporation's principal sources of funds are dividends and other distributions from Safety Insurance. Our rights, and consequently your rights as stockholders, to participate in any distribution of assets of Safety Insurance are subject to prior claims of policyholders, creditors and preferred stockholders, if any, of Safety Insurance and Thomas Black Corporation (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our stockholders may be limited.

    The ability of Safety Insurance to pay dividends is subject to limits under Massachusetts insurance law. Further, the ability of Thomas Black Corporation to pay dividends, and our subsidiaries' ability to incur indebtedness or to use the proceeds of equity offerings, will be subject to limits under our new credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

WE ARE SUBJECT TO COMPREHENSIVE REGULATION BY MASSACHUSETTS AND OUR ABILITY TO EARN PROFITS MAY BE RESTRICTED BY THESE REGULATIONS.

    GENERAL REGULATION. We are subject to regulation by government agencies in Massachusetts, and we must obtain prior approval for certain corporate actions. We must comply with regulations involving:

    - transactions between an insurance company and any of its affiliates;

    - the payment of dividends;

    - the acquisition of an insurance company or of any company controlling an insurance company;

    - approval or filing of premium rates and policy forms;

    - solvency standards;

    - minimum amounts of capital and surplus which must be maintained;

    - limitations on types and amounts of investments;

    - restrictions on the size of risks which may be insured by a single company;

    - limitation of the right to cancel or non-renew policies in some lines;

    - regulation of the right to withdraw from markets or terminate involvement with agencies;

    - requirements to participate in residual markets;

    - licensing of insurers and agents;

    - deposits of securities for the benefit of policyholders; and

    - reporting with respect to financial condition.

    In addition, insurance department examiners from Massachusetts perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

    Massachusetts requires that all licensed property and casualty insurers bear a portion of the losses suffered by some insureds as a result of impaired or insolvent insurance companies. In addition, Massachusetts has established an underwriting association in order to ensure that property insurance is available for owners of high risk property who are not able to obtain insurance from private insurers. The losses of this underwriting association are shared by all insurers that write property and casualty insurance in Massachusetts. We are assessed from time to time to pay these losses. The effect of these assessments could reduce our profitability in any given period and limit our ability to grow our business.

    There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us. See "Business--Regulation."

    MASSACHUSETTS PERSONAL AUTO REGULATION. We are subject to the extensive regulation of the private passenger automobile insurance industry in Massachusetts. Owners of registered automobiles are required to maintain minimum automobile insurance coverages. Generally, we are required by law to issue a policy to any applicant who seeks it. We are assigned certain agents that have been unable to obtain a voluntary contract with another insurer, on the basis of our market share. We call these agents Exclusive Representative Producers or ERPs. In addition, we are required to participate in a state-mandated reinsurance program run by Commonwealth Automobile Reinsurers, or CAR, to which we cede certain undesirable risks and from which we are allocated a portion of the program's overall losses. This program operates at an underwriting deficit and results in expense for us. Our ability to earn profits may be restricted by these requirements. Proposals to change certain of CAR's rules are under consideration.

    Our marketing and underwriting strategies are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance, which are mandated by the Massachusetts Commissioner of Insurance, to whom we refer as the Commissioner. The Commissioner mandated an average 8.3% decrease in personal automobile premiums for 2001, as compared to an average rate increase of 0.7% in 2000. There is no change in personal automobile premium rates for 2002. During the period from 1996 through 1999, average rates decreased in three out of four years. Coinciding with the 2001 rate decrease, the Commissioner also approved an increase in the minimum commission rate agents receive for selling private passenger automobile insurance as a percentage of premiums, from 11.8% in 2000 to 12.3% in 2001. The Commissioner reduced commission rates to 11.7% in 2002. A decrease in these premium rates or increase in commission levels decreases our profitability. No assurance can be given that future rate changes by the Commissioner will not adversely affect us.

WE MAY ENTER NEW MARKETS AND THERE CAN BE NO ASSURANCE THAT OUR DIVERSIFICATION STRATEGY WILL BE EFFECTIVE.

    Although we intend to concentrate on our core businesses in Massachusetts, we also may seek to take advantage of prudent opportunities to expand our core businesses into other states where we believe the independent agent distribution channel is strong. There is no assurance, however, that this diversification will be successful. Additionally, in order to carry out any such strategy we would need to obtain the appropriate licenses from the insurance regulatory authority of any such state. Today, we do not possess any licenses outside of Massachusetts. There can be no assurance that we will obtain these licenses in a timely fashion, if at all.

OUR FAILURE TO MAINTAIN A COMMERCIALLY ACCEPTABLE FINANCIAL STRENGTH RATING WOULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY SUCCESSFULLY.

    A.M. Best has currently assigned Safety Insurance an "A (Excellent)" rating. An "A" rating is A.M. Best's third highest rating, out of 13 possible rating classifications for solvent companies. An "A" rating is assigned to insurers that in A.M. Best's opinion have a strong ability to meet their ongoing obligations to policyholders. Moreover, an "A" rating is assigned to companies that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. An important factor in an insurer's ability to compete effectively is its A.M. Best rating. Our A.M. Best rating is lower than those of some of our competitors. There can be no assurance that our rating or future changes to our rating will not affect our competitive position. See "Business--Ratings."

OUR LOSSES AND LOSS ADJUSTMENT EXPENSES MAY EXCEED OUR RESERVES, WHICH COULD SIGNIFICANTLY AFFECT OUR BUSINESS.

    The reserves for losses and loss adjustment expenses, or LAE, that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that our ultimate liability will not materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized.

    Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and policy expenses. The historic development of reserves for losses and LAE may not necessarily reflect future trends in the development of these amounts. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on historical information. See "Business--Reserves."

IF WE LOSE KEY PERSONNEL, OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY COULD BE DELAYED OR HINDERED.

    Our future success depends significantly upon the efforts of certain key management personnel, including David F. Brussard, our Chief Executive Officer and President. We have entered into employment agreements with Messrs. Brussard, Begley, Crimmins, Kerton, Krupa, Loranger and Patrick, the seven members of our Management Team. The loss of key personnel could adversely affect our business. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and there can be no assurance that we will be able to do so. See "Management--Directors and Officers."

MARKET FLUCTUATIONS AND CHANGES IN INTEREST RATES CAN HAVE SIGNIFICANT AND NEGATIVE EFFECTS ON OUR INVESTMENT PORTFOLIO.

    Our results of operations depend in part on the performance of our invested assets. As of December 31, 2001, 98.1% of our investment portfolio was invested in debt securities and 1.9% in equity securities, which did not include any common equity securities. Certain risks are inherent in connection with debt securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. See "Business--Investments."

WE MAY NOT BE ABLE TO SUCCESSFULLY ALLEVIATE RISK THROUGH REINSURANCE ARRANGEMENTS.

    In order to reduce risk and to increase our underwriting capacity, we purchase reinsurance. The availability and the cost of reinsurance protection is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully alleviate risk through these arrangements. In addition, we are subject to credit risk with respect to our reinsurance because the ceding of risk to reinsurers does not relieve us of our liability to our policyholders. A significant reinsurer's insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on our results of operations and financial condition.

INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION UPON INVESTING IN OUR COMPANY.

    Based on an assumed initial offering price per share of $ and after deducting the estimated underwriting discounts and estimated offering expenses we must pay and assuming the underwriters' over-allotment option is not
exercised, our net tangible book value per share of common stock as of       ,
2002, after giving effect to this offering and the Preferred Share Exchange, would be $ . Accordingly, purchasers of our common stock offered hereby would suffer immediate dilution in net tangible book value per share of $ . See "Dilution."

THERE ARE ANTI-TAKEOVER PROVISIONS CONTAINED IN OUR ORGANIZATIONAL DOCUMENTS AND IN LAWS OF THE STATE OF DELAWARE AND MASSACHUSETTS THAT COULD IMPEDE AN ATTEMPT TO REPLACE OR REMOVE OUR MANAGEMENT OR PREVENT THE SALE OF OUR COMPANY, WHICH COULD DIMINISH THE VALUE OF OUR COMMON STOCK.

    Our certificate of incorporation, bylaws and the laws of Delaware contain provisions that may delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. For instance, these provisions may prevent stockholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

    The Massachusetts insurance law prohibits any person from acquiring control of us, and thus indirect control of Safety Insurance, without the prior approval of the Commissioner. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our common stock may be deemed to have acquired such control if the Commissioner determines that such control exists in fact. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which could delay, deter or prevent an acquisition that stockholders might consider in their best interests.

    Section 203 of the General Corporation Law of Delaware, the jurisdiction in which Safety Group is organized, may affect the ability of an "interested stockholder" to engage in certain business combinations including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an interested stockholder. An interested stockholder is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of the corporation.

FUTURE SALES OF SHARES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS IN THE PUBLIC MARKET, OR THE POSSIBILITY OR PERCEPTION OF SUCH FUTURE SALES, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.

    Our Management Team in the aggregate currently owns 27.8% of the common stock of Safety Group. The Investors currently hold the remaining 72.2% of the common stock of Safety Group. After the offering, the Management Team and the
Investors will hold   % and   %, respectively, of the common stock of Safety
Group on a fully-diluted basis, assuming the underwriters do not exercise their over-allotment option. Furthermore, we granted the Investors and our Management Team demand and "piggyback" registration rights with respect to our common stock pursuant to a stockholders agreement entered in connection with the Acquisition. Their demand registration rights allow them to require Safety Group to register their shares for public sale, while their "piggyback" registration rights allow them to include their shares in other registered offerings of Safety Group's shares. No prediction can be made as to the effect, if any, that future sales of shares by our existing stockholders, or the availability of shares for future sale, will have on the prevailing market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market by our existing stockholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common stock. If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected. As more fully described in "Underwriting," the Management Team and the Investors have agreed not to sell their shares without the prior written consent of Credit Suisse First Boston Corporation during the period of 180 days following the date of this prospectus.

BECAUSE THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, THERE CAN BE NO ASSURANCE THAT A PUBLIC MARKET WILL DEVELOP.

    Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

                                THE ACQUISITION

    On October 16, 2001, Safety Group acquired Thomas Black Corporation, the holding company for our insurance and other subsidiaries, from a group of stockholders including Thomas Black Corporation's founder and members of his immediate family, as well as Thomas Black Corporation's employee stock ownership plan. In order to arrange the financing of the transaction and to negotiate the terms of the Acquisition, our Management Team obtained the assistance of The Jordan Company LLC, a private investment firm that specializes in buying and building companies in partnership with management. The Jordan Company assembled a group of equity investors to complete the Acquisition, consisting of institutional investors (including JZ Equity Partners plc), individual investors employed by or serving as consultants to The Jordan Company and our Management Team. JZ Equity Partners is an investment trust that is publicly traded in London. Its principal business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/Zalaznick Advisers, Inc., its sole investment adviser and an affiliate of The Jordan Company. Additional acquisition capital consisted of senior subordinated notes and preferred stock purchased by JZ Equity Partners and a term loan and revolving credit facility arranged by Fleet National Bank.

    The following table sets forth the aggregate sources and uses of funds for the Acquisition.

                                SOURCES OF FUNDS

                                                              ($ IN MILLIONS)
                                                              ---------------
Existing credit facility....................................
  Term loan.................................................       $ 55.0
  Revolving credit facility.................................         14.5
  Senior subordinated notes.................................         30.0
  Senior redeemable cumulative preferred stock..............         22.4
Common equity purchased by certain of the Investors.........          1.8
                                                                   ------
    Total sources...........................................       $123.7
                                                                   ======

                                 USES OF FUNDS

                                                              ($ IN MILLIONS)
                                                              ---------------
Payment for shares..........................................       $103.1
  Repayment of existing indebtedness, including interest and
    prepayment penalties....................................          8.0
Management employment obligations...........................          3.4
Fees, expenses and working capital..........................          9.2
                                                                   ------
    Total uses..............................................       $123.7
                                                                   ======

    To finance the Acquisition, we entered into our existing credit facility, which consists of a $55 million term loan and a $20 million revolving credit facility. At the closing of the Acquisition, the $14.5 million we borrowed under our revolving credit facility had an interest rate of LIBOR plus 3.75% and the $55 million we borrowed under our term loan had an interest rate of LIBOR plus 3.75%. "LIBOR" stands for London Inter-bank Offered Rate, and means the interest rate that the largest international banks charge each other for loans. We secured our obligations under our existing credit facility with our assets, the assets of our non-insurance subsidiaries and the capital stock of all our subsidiaries (except Safety Indemnity Insurance Company). The $30 million we obtained through the issuance of our senior subordinated notes has an interest rate of 13%. Our senior redeemable cumulative preferred stock accrues a cumulative dividend of 6% per year. We believe that the interest rates on the debt and the dividend rate on the preferred stock represented prevailing market rates at the time of the Acquisition. At the closing of the Acquisition, Thomas Black Corporation refinanced $8.0 million of indebtedness which had a weighted average interest rate of 7.0%.

    In addition, in connection with the Acquisition, Safety Group loaned our Management Team an aggregate of $695,000 in order to purchase shares of our common stock. These loans are secured by a pledge of the shares of common stock each executive purchased and bear interest payable semiannually at a rate equal to 5%. The loans are due and payable on the earlier of December 31, 2011 or 90 days after any such executive is no longer employed with us, but may be prepaid by the executive at any time. Our Management Team used these loans to purchase an aggregate of 27.8% of our outstanding common stock.

    At the time of the Acquisition, Safety Group paid an aggregate of $3.4 million in bonuses to the members of the Management Team and to certain of our other employees. These bonuses were payable upon a change in control of our Company under the employment contracts these employees had with our Company prior to the Acquisition. Further, prior to the closing of the Acquisition, the members of our Management Team entered into agreements with Safety Insurance under which they agreed not to receive certain bonuses for which they would have been eligible following the closing of the Acquisition. These bonuses, which would have been earned and paid to them over the three years following the closing of the Acquisition, assuming they remained employed by us or left employment for good reason, would have totaled $16.0 million in the aggregate. In addition, we entered into new employment agreements with members of our Management Team and granted certain stock appreciation rights to the members of our Management Team. See "Management--Management Compensation" and "Certain Relationships and Related Transactions."

    Upon the closing of the Acquisition, we entered into a management consulting agreement with TJC Management Corporation, an affiliate of The Jordan Company. Under this agreement, TJC Management is entitled to an annual management fee of $1.0 million in consideration of its ongoing provision of certain consulting and management advisory services. We have agreed with TJC Management to terminate the annual management fee and the services rendered by TJC Management for that fee at the closing of the offering. We will pay TJC Management $4.0 million at the closing of this offering in consideration for services rendered to us in connection with the offering and the termination of the annual management fee. After this offering, we will continue to pay TJC Management a 2.0% investment banking and sponsorship fee in connection with certain purchase or sale transactions and a 1.0% financial consulting fee in connection with any financing transaction with which they assist us.

    Following the closing of the Acquisition, JZ Equity Partners sold a portion of its notes, preferred stock and common stock to affiliates of Trust Company of the West and of Fairholme Capital Management. Following these purchases, Safety Group's common stock was owned by our Management Team (27.8%), executives of and consultants to The Jordan Company (26.9%), JZ Equity Partners plc (17.9%), affiliates of Trust Company of the West (9.7%), Leucadia Investors, Inc. (9.0%), Fairholme Partners, L.P. (8.1%) and J/Z CBO (Delaware), LLC, a fund managed by Jordan/Zalaznick Advisors Inc., an affiliate of The Jordan Company (0.2%). An affiliate of Leucadia Investors, Inc. is an investor in The Jordan Company.

    For further discussion of the transactions we consummated in connection with the Acquisition, as well as a description of the management consulting agreement, the stockholders' agreement entered into by all of our stockholders, the registration rights of holders of our common stock and certain other matters, see "Certain Relationships and Related Transactions."

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

    Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us in general and the insurance sector specifically. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

    All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors" above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                USE OF PROCEEDS

    We estimate that our net proceeds from this offering will be approximately
$ million, based on an assumed initial public offering price of $ per share, and after deducting estimated underwriting discounts and estimated offering expenses we must pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $ million. We anticipate that, concurrently with the completion of this offering, we will enter into a new credit facility to provide additional funds to accomplish the repayments described below and to obtain additional borrowing capacity under a revolving line of credit. We intend to use the net proceeds of this offering and of our borrowings under our new credit facility for the following purposes.

    - Approximately $      of the net proceeds will be used to repay our
      existing credit facility. This indebtedness with Fleet National Bank consists of a $20.0 million senior secured revolving credit facility (of which $14.5 million is outstanding today), which is due and payable on October 16, 2006, and a $55.0 million senior secured term loan (of which $54.0 million is outstanding today), which is due and payable on December 31, 2007. The interest rate under our existing credit facility in effect at February 28, 2002 was 5.63125%. The proceeds from these borrowings and the issuance of our senior subordinated notes were used to fund, in part, the Acquisition, including to purchase Thomas Black Corporation's stock, refinance Thomas Black Corporation's indebtedness, pay existing management obligations and acquisition expenses and provide working capital.

    - Approximately $      of the net proceeds will be used to repay
      $30.0 million principal amount of 13.0% senior subordinated notes, together with accrued and unpaid interest.

    - Approximately $ of the net proceeds will be used to pay accrued and unpaid dividends on our 6.0% cumulative senior preferred stock.

    - Any remaining net proceeds will be used for our general corporate purposes.

Our senior subordinated notes and preferred stock are held by the following
Investors: JZ Equity Partners plc; J/Z CBO (Delaware), LLC; TCW/Crescent Mezzanine Trust III; TCW/Crescent Mezzanine Partners III, L.P.; TCW/Crescent Mezzanine Partners III Netherlands, L.P.; and Fairholme Partners, L.P.

                                DIVIDEND POLICY

    Our board of directors currently intends to declare an annual dividend on our common stock of $ per share. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, and other factors deemed relevant by the board. There is no requirement or assurance that we will declare and pay any dividends. For a discussion of our cash resources and needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Safety Group is a holding company and a legal entity separate and distinct from Safety Insurance, our principal operating subsidiary, which is directly owned by Thomas Black Corporation, an intermediate holding company which is the primary borrower under our existing credit facility. As a holding company without significant operations of its own, the principal sources of Safety Group's funds are dividends and other distributions from Thomas Black Corporation. Thomas Black Corporation's principal sources of funds are dividends and other distributions from Safety Insurance.

    The ability of Safety Insurance to pay dividends is subject to limits under Massachusetts insurance law. Further, the ability of Thomas Black Corporation to pay dividends, and our ability to incur indebtedness or to use the proceeds of equity offerings, will be subject to limits under our new credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth, at December 31, 2001, the total capitalization of Safety on an actual basis and as adjusted to give effect to
the issuance of       shares of our common stock (at an assumed initial public
offering price of $ per share, and after deducting estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters' over-allotment option is not exercised), the use of the net proceeds of the offering as set forth in "Use of Proceeds," and the occurrence of the Preferred Share Exchange. This table should be read in conjunction with "Unaudited Pro Forma Financial Data" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

                                                               AT DECEMBER 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                 ($ IN THOUSANDS)
DEBT:
  Senior secured revolving credit facility..................  $ 14,500     $
  Senior secured term loan..................................    55,000
  Senior subordinated notes.................................    30,000
                                                              --------     --------
    Total debt..............................................    99,500

MANDATORILY REDEEMABLE PREFERRED STOCK......................    22,680

STOCKHOLDERS' EQUITY:

  Common stock..............................................         2

  Additional paid-in capital................................     2,498

  Retained earnings.........................................   112,448

  Accumulated other comprehensive income, net of taxes......    (4,457)

  Promissory notes receivable from management...............      (702)
                                                              --------     --------

    Total stockholders' equity..............................   109,789
                                                              --------     --------

TOTAL CAPITALIZATION........................................  $231,969
                                                              ========     ========

                                    DILUTION

    At December 31, 2001, our net tangible book value was $      million, or
$      per share of common stock. As used below, our net tangible book value per share of common stock represents stockholders' equity divided by the number of shares of common stock outstanding, in each case after giving effect to the
Preferred Share Exchange. For this purpose, we have assumed that       shares of
common stock are issued in the Preferred Share Exchange, and $      of accrued
dividends on our preferred stock are paid in cash. After giving effect to the
issuance of       shares of our common stock (at an assumed initial public
offering price of $      per share of common stock, and after deducting
estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters' over-allotment option is not exercised), the application of the estimated net proceeds therefrom, as set forth in "Use of Proceeds," our net tangible book value as of December 31, 2001, would have been
$      million, or $      per share of common stock. This amount represents an
immediate increase of $      per share of common stock to the existing
stockholders and an immediate dilution of $      per share of common stock
issued to the new investors purchasing stock offered hereby at the assumed public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common                $
  stock.....................................................

  Net tangible book value per share of common stock before    $
    the offering............................................

  Increase attributable to the offering.....................

Net tangible book value per share of common stock after the
  offering..................................................

Dilution per share of common stock to new investors.........             $

    The following table sets forth the number of our shares of common stock issued, the total consideration paid and the average price per share of common stock paid by all existing stockholders and new investors, after giving effect
to the issuance of       shares of common stock in the offering at an assumed
initial public offering price of $      per share (before deducting estimated
underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters' over-allotment option is not exercised) and the occurrence of the Preferred Share Exchange.

                                                                                   TOTAL
                                                         SHARES ISSUED         CONSIDERATION       AVERAGE
                                                      -------------------   -------------------   PRICE PER
                                                       NUMBER    PERCENT     AMOUNT    PERCENT      SHARE
                                                      --------   --------   --------   --------   ---------
Existing stockholders...............................
                                                       -----       ---       -----       ---        -----
New investors.......................................
                                                       -----       ---       -----       ---        -----
    Total...........................................               100%                  100%
                                                       =====       ===       =====       ===        =====

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth our selected historical consolidated financial data as of and for each of the five years ended December 31, 2001. Prior to October 16, 2001, Thomas Black Corporation was the parent company of Safety Insurance. In the Acquisition, on October 16, 2001, Safety Group became the parent company of Thomas Black Corporation.

    The selected historical consolidated financial data for the predecessor period January 1, 2001 to October 15, 2001 and the successor period October 16, 2001 to December 31, 2001 and as of December 31, 2001 have been derived from the financial statements of Safety Group and Thomas Black Corporation included in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical consolidated financial data for the years ended December 31, 1999, and 2000 and as of December 31, 2000 have been derived from Thomas Black Corporation's financial statements included in this prospectus which have been audited by PricewaterhouseCoopers LLP. The selected historical consolidated financial data for the years ended
December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 have been derived from Thomas Black Corporation's consolidated financial statements not included in this prospectus, which have been audited by PricewaterhouseCoopers LLP. As a result of the Acquisition, financial data for periods prior to the Acquisition may not be comparable with financial data for periods following the Acquisition.

    We have prepared the selected historical consolidated financial data, other than statutory data, in conformity with accounting principles generally accepted in the United States of America, or GAAP. We have derived the statutory data from the annual statements of our insurance subsidiaries filed with insurance regulatory authorities, which were prepared in accordance with statutory accounting practices, which vary in certain respects from GAAP.

    The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included in this prospectus in order to more fully understand the historical consolidated financial data.

                                                                                      PREDECESSOR    SUCCESSOR       COMBINED
                                                                                        PERIOD         PERIOD          YEAR
                                                                                      -----------   ------------   ------------
                                     PREDECESSOR YEAR ENDED DECEMBER 31,              JANUARY 1-    OCTOBER 16-     JANUARY 1-
                          ---------------------------------------------------------   OCTOBER 15,   DECEMBER 31,   DECEMBER 31,
                              1997           1998           1999           2000          2001           2001         2001(1)
                          ------------   ------------   ------------   ------------   -----------   ------------   ------------
                                                   ($ IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Revenues:
Direct written
  premiums..............    $272,495       $287,507       $349,206       $427,457      $391,628       $ 80,238       $471,866
Net written premiums....     243,688        259,153        330,961        430,030       403,046         82,980        486,026
  Net earned premiums...     242,760        246,507        300,020        381,413       347,098        100,175        447,273
  Investment income.....      22,349         22,965         23,870         26,889        22,246          5,359         27,605
  Finance and other
    service income......       6,222          9,343         10,989         12,656        10,559          2,950         13,509
  Net realized gain
    (loss) on
    investments.........       8,551         10,117          8,102         (1,246)         (766)        (4,284)        (5,050)
                            --------       --------       --------       --------      --------       --------       --------
    Total revenues......     279,882        288,934        342,981        419,712       379,137        104,200        483,337
Expenses:
  Losses and loss
    adjustment
    expenses............     180,643        188,913        225,241        275,138       276,383         75,559        351,942
  Underwriting,
    operating and
    related expenses....      78,261         76,115         91,357        115,567        89,297         28,971        118,268
  Transaction
    expenses(2).........          --             --             --            406         5,605          3,874          9,479
  Interest expense......       2,040          1,716          1,418          1,071           550          1,823          2,373
                            --------       --------       --------       --------      --------       --------       --------
    Total expenses......     260,944        266,744        318,016        392,182       371,835        110,227        482,062

Income (loss) before
  taxes.................      18,938         22,190         24,964         27,530         7,302         (6,027)         1,275

Income tax..............       5,688          7,778          8,666          8,255         1,678         (1,232)           446
                            --------       --------       --------       --------      --------       --------       --------
Net income (loss) before
  extraordinary item....      13,250         14,412         16,298         19,274         5,624         (4,795)           829
Excess of fair value of
  acquired net assets
  over purchase price...          --             --             --             --            --        117,523        117,523
                            --------       --------       --------       --------      --------       --------       --------
Net income..............    $ 13,250       $ 14,412       $ 16,298       $ 19,274      $  5,624       $112,728       $118,352
Dividends on mandatorily
  redeemable preferred
  stock.................          --             --             --             --            --           (280)          (280)
                            --------       --------       --------       --------      --------       --------       --------
Net income available to
  common stockholders...    $ 13,250       $ 14,412       $ 16,298       $ 19,274      $  5,624       $112,448       $118,072
Net income per common
  share.................
BALANCE SHEET DATA:
  Total cash and
    investments.........    $404,702       $434,350       $447,836       $505,006            --             --       $529,286
  Total assets..........     717,400        734,647        778,009        833,339            --             --        858,740
  Loss and LAE
    reserves............     319,453        311,846        315,226        302,131            --             --        302,556
  Total debt............      27,000         22,500         18,000         13,383            --             --         99,500
  Total liabilities.....     567,537        563,499        594,905        620,388            --             --        726,271
  Mandatorily redeemable
    cumulative preferred
    stock...............          --             --             --             --            --             --         22,680
  Total stockholders'
    equity..............     149,863        171,148        175,105        212,951            --             --        109,789
  Book value per common
    share...............
STATUTORY DATA:
  Policyholders' surplus
    (at period end).....    $163,566       $179,926       $185,529       $192,577            --             --       $220,081
  Loss ratio............        76.0%          77.1%          76.1%          73.5%           --             --           78.8%
  Expense ratio(3)......        29.9           29.1           28.6           27.3            --             --           25.0
                            --------       --------       --------       --------      --------       --------       --------
  Combined ratio(3).....       105.9          106.2          104.7          100.8            --             --          103.8

------------------------------
(1) In this financial presentation, the financial data for 2001 has been split into a predecessor period from January 1, 2001 to October 15, 2001 and a successor period from October 16, 2001 to December 31, 2001. For comparative purposes, these results have been combined under the caption "Combined Year January 1-December 31, 2001."

(2) Our transaction expenses reflect the costs we incurred in connection with the Acquisition. See "The Acquisition."

(3) Our expense ratios and combined ratios shown include certain costs which our prior majority owner charged to our insurance subsidiaries. See the table shown under "Summary--Our Competitive Strengths" for a presentation of our ratios that excludes these costs.

    We evaluate our performance on the basis of after-tax adjusted operating income. Realized investment gains and some other items are excluded because they are not considered by management when evaluating our financial performance. The size and timing of realized investment gains are often subject to management's discretion. The other excluded items are those related to costs incurred as a result of our prior ownership structure and certain expenses in the successor period which will no longer be incurred after the date of this offering. While some of these items may be significant components of our GAAP net income, we believe that adjusted operating income is an appropriate measure that represents the net income attributable to the ongoing operations of the business.

    After-tax adjusted operating income is not a substitute for net income determined in accordance with GAAP, and may be different from similarly titled measures of other companies. The following are the adjustments we made to GAAP net income to arrive at after-tax adjusted operating income.

                                                                              PREDECESSOR      SUCCESSOR        COMBINED
                                                                                PERIOD          PERIOD            YEAR
                                                        PREDECESSOR           -----------   ---------------   ------------
                                                  YEAR ENDED DECEMBER 31,     JANUARY 1-      OCTOBER 16-      JANUARY 1-
                                                ---------------------------   OCTOBER 15,    DECEMBER 31,     DECEMBER 31,
                                                    1999           2000          2001            2001             2001
                                                ------------   ------------   -----------   ---------------   ------------
                                                                     ($ IN THOUSANDS, EXCEPT RATIOS)
After-tax adjusted operating income (loss):...    $19,269        $ 29,375       $14,294        $  2,000        $  16,294
Adjustments(1):
  Net realized gains (losses) on sales of
    investments...............................      5,266            (810)         (498)         (2,785)          (3,283)
  Extraordinary gain..........................         --              --            --         117,523          117,523
  Employee stock ownership plan/supplemental
    executive stock ownership plan
    compensation expenses.....................     (5,531)         (6,371)       (2,180)             --           (2,180)
  Chairman salary and bonus...................     (1,784)         (1,960)       (1,300)             --           (1,300)
  Transaction expenses........................         --            (264)       (4,334)         (3,874)          (8,208)
  Interest expense............................       (922)           (696)         (358)             --             (358)
  Jordan Management Fees......................         --              --            --            (136)            (136)
                                                  -------        --------       -------        --------        ---------
  Total after-tax adjustments.................     (2,971)        (10,101)       (8,670)        110,728         (102,058)
                                                  -------        --------       -------        --------        ---------
GAAP Reported:
  Net income..................................    $16,298        $ 19,274       $ 5,624        $112,728        $ 118,352

------------------------------

(1) Adjustments include net unrealized gains on securities available for sale and certain other items. These items include:

       - interest and other expenses related to the elimination of employee stock ownership plan and supplemental executive stock ownership plan incurred during the predecessor period;

       - management fees paid to The Jordan Company;

       - extraordinary gain related to the excess of the estimated fair value of net assets over purchase price in connection with the Acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations;

       - salary and bonus for our former owner; and

       - transaction expenses in connection with the Acquisition.

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The unaudited pro forma condensed consolidated balance sheet presented below gives effect to:

    - the sale of       million shares of our common stock in the initial public
      offering (at an assumed initial public offering price of $      per share,
      and after deducting estimated underwriting discounts and estimated offering expenses payable by us and assuming that the underwriters' over-allotment option is not exercised);

    - the Preferred Share Exchange; and

    - the application of the net proceeds of the initial public offering as set forth in "Use of Proceeds,"

as if the initial public offering and the Preferred Share Exchange had occurred as of December 31, 2001.

    The unaudited pro forma condensed consolidated income statement presented below gives effect to:

    - the sale of       million shares of our common stock in the initial public
      offering (at an assumed initial public offering price of $      per share,
      and after deducting estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters' over-allotment option is not exercised);

    - the Preferred Share Exchange;

    - the Acquisition;

    - the application of the net proceeds of the initial public offering as set forth in "Use of Proceeds"; and

    - the replacement of our existing credit facility with our new credit facility,

as if they had all occurred as of January 1, 2001.

    THE UNAUDITED PRO FORMA DATA ARE BASED ON AVAILABLE INFORMATION AND ON ASSUMPTIONS WE BELIEVE ARE REASONABLE. THE UNAUDITED PRO FORMA DATA SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF OUR CONSOLIDATED FINANCIAL POSITION OR OUR CONSOLIDATED RESULTS OF OPERATIONS HAD THESE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED, AND DO NOT IN ANY WAY REPRESENT A PROJECTION OR FORECAST OF OUR CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS FOR OR AS OF ANY FUTURE PERIOD OR DATE.

    You should read the unaudited pro forma data in conjunction with our consolidated financial statements and the accompanying notes included in this prospectus and with the other information included in this prospectus, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                     AS OF THE YEAR ENDED DECEMBER 31, 2001
                                ($ IN THOUSANDS)

                                                              SAFETY INSURANCE    OFFERING
                                                                GROUP, INC.      ADJUSTMENTS   PRO FORMA
                                                              ----------------   -----------   ---------
ASSETS
Cash and investments........................................      $529,286
Accounts receivable.........................................       118,244
Reinsurance recoverables....................................       113,633
Deferred policy acquisition costs...........................        31,598
Deferred income taxes.......................................        17,707
Other assets................................................        48,271
                                                                  --------        --------     --------
    Total Assets............................................      $858,740

LIABILITIES
Loss and loss adjustment expense reserves...................      $302,556
Unearned premium reserves...................................       235,794
Debt........................................................        99,500
Other liabilities...........................................        88,421
                                                                  --------        --------     --------
    Total liabilities.......................................      $726,271

MANDATORILY REDEEMABLE PREFERRED STOCK......................      $ 22,680

STOCKHOLDERS' EQUITY
Common stock................................................      $      2
Additional paid-in capital..................................         2,498
Accumulated other comprehensive income, net.................        (4,457)
Promissory notes receivable from management.................          (702)
Retained earnings...........................................       112,448
                                                                  --------        --------     --------
    Total stockholders' equity..............................      $109,789
                                                                  --------        --------     --------
Total liabilities, mandatorily redeemable preferred stock
  and stockholders' equity..................................      $858,740

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                ($ IN THOUSANDS)

                                                            UNAUDITED                                   UNAUDITED
                            PREDECESSOR     SUCCESSOR       COMBINED                                  COMBINED PRO
                              PERIOD         PERIOD           YEAR                                     FORMA YEAR
                            -----------   -------------   -------------                               -------------
                            JANUARY 1 -   OCTOBER 16 -     JANUARY 1 -     UNAUDITED     UNAUDITED     JANUARY 1 -
                            OCTOBER 15,   DECEMBER 31,    DECEMBER 31,    ACQUISITION    OFFERING     DECEMBER 31,
                               2001           2001            2001        ADJUSTMENTS   ADJUSTMENTS       2001
                            -----------   -------------   -------------   -----------   -----------   -------------
Revenues:
Net earned premiums.......   $347,098       $100,175        $447,273
Investment income.........     22,246          5,359          27,605       $   (240)(1)
Finance and other service
  income..................     10,559          2,950          13,509
Net realized investment
  gains (losses)..........       (766)        (4,284)         (5,050)
                             --------       --------        --------       --------      --------      ----------
Total revenues............    379,137        104,200         483,337           (240)(1)

Benefits and expenses:
Losses and loss adjustment
  expenses................    276,383         75,559         351,942
Underwriting, operating
  and related expenses....     89,297         28,971         118,268
Employee stock ownership
  plan/supplemental
  executive stock
  ownership plan
  compensation expense....         --             --              --         (3,547)(2)
TJC Management fee........         --             --              --            791 (3)          (11)
Depreciation expense......         --             --              --         (1,304)(4)
Chairman/former owner
  compensation expense....         --             --              --         (2,000)(5)
401(k) benefit plan
  expense.................         --             --              --            600 (6)
Interest expense..........        550          1,823           2,373          6,950 (7)          (12)
Transaction expenses......      5,605          3,874           9,479         (5,605)(8)          (13)
                             --------       --------        --------       --------      --------      ----------
Total benefits and
  expenses................    371,835        110,227         482,062         (4,115)
Income from continuing
  operations before income
  taxes...................      7,302         (6,027)          1,275          3,875
Income taxes..............      1,678         (1,232)            446            876 (9)
                             --------       --------        --------       --------      --------      ----------
Net (loss) income from
  continuing operations
  before extraordinary
  item....................      5,624         (4,795)            829          2,999
Dividends on mandatorily
  redeemable preferred
  stock...................         --           (280)           (280)        (1,064 )(14)           (14)
                             --------       --------        --------       --------      --------      ----------
Net income from continuing
  operations available to
  common stockholders.....   $  5,624       $ (5,075)       $    549       $  1,935
Earnings per common share
  from continuing
  operations--basic and
  diluted.................

--------------------------

Unaudited Notes to Unaudited Pro Forma Financial Information

(1) Represents the net effect of amortization or accretion of purchase premium or discount, respectively, on fixed maturities over the estimated remaining life of the securities. Net investment income is adjusted to include the effect of restating the historical yield on fixed maturity securities to the estimated market yield as of the beginning of the period. The change to a market yield is estimated based on our aggregate net unrealized gain on fixed maturities at the beginning of the period, amortized over the estimated average life of the portfolio (5 years). The cost basis of our investment portfolio as determined in the foregoing manner as of January 1, 2001 for purposes of our pro forma income statement differs from the adjusted cost basis of our investment portfolio as of October 16, 2001 as determined under purchase accounting. The latter will be the basis for the net amortization of purchase premium and accretion of discount that will be reflected in investment income in our financial statements for periods following the Acquisition.

(2) Represents elimination of employee stock ownership plan and supplemental executive stock ownership plan compensation related expenses incurred during the predecessor period. Interest expense associated with debt related to employee stock ownership plan and supplemental executive stock ownership plan of $550,000 is included in the interest expense adjustment. Upon the Acquisition, the employee stock ownership plan and supplemental executive stock ownership plan were terminated.

(3) Represents incremental management fee expense for TJC Management for the predecessor period. Under the management agreement with TJC Management, we are obligated to pay $1.0 million in annual management fees, $209,000 of which has been recognized in the successor period. We have agreed with TJC Management to terminate the annual management fee and the services rendered by TJC Management for that fee at the closing of the offering.

(4) Represents the elimination of depreciation expense on property, plant and equipment. In connection with the Acquisition, property, plant and equipment were written down to $0 under the purchase method of accounting.

(5) Represents compensation expense for the former owner recognized in the predecessor period. As of the date of the Acquisition, we no longer employed the former owner.

(6) Represents estimated employee benefit expense for the predecessor period and the successor period related the implementation of a Section 401(k)
    retirement plan. Prior to the Acquisition, our retirement benefit plan was solely comprised of the employee stock ownership plan and supplemental executive stock ownership plan. Upon termination of these plans in connection with the Acquisition, we implemented a Section 401(k) retirement plan for the benefit of our employees effective January 1, 2002.

(7) Represents estimated incremental interest expense of $7.5 million for the predecessor period for borrowings made in connection with the Acquisition including the $55.0 million term loan, the $20.0 million revolving credit facility and the $30.0 million senior subordinated notes. Approximately $1.8 million of interest expense related to the borrowings made in connection with the Acquisition was expensed in the successor period. In addition, represents elimination of $550,000 of interest expense in the predecessor period related to the long-term note payable related to the creation of the employee stock ownership plan. This long-term note payable was paid down in connection with the Acquisition.

(8) Represents transaction expenses incurred during the predecessor period, which are assumed to have been incurred in 2000 for purposes of this pro forma presentation.

(9) Represents the income tax expense of the above adjustments except for certain transaction, employee stock ownership plan and supplemental executive stock ownership plan related expenses, which are non-deductible for tax purposes. The income tax benefit of all other adjustments is at 35%.

(10) Effective with the Acquisition, and as part of the application of the purchase method of accounting, we recognized a $117.5 million extraordinary gain in the successor period related to the excess of the estimated fair value of net assets over purchase price in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." SFAS No. 141 was issued during 2001 and was effective for business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. For purposes of the pro forma presentation, the adoption of SFAS No. 141 is assumed to be concurrent with the assumed Acquisition date of January 1, 2001.

(11) Represents elimination of TJC Management fee.

(12) Represents elimination of interest expense related to debt associated with the offering of approximately $ million and includes incremental costs
    associated with $  million debt facility of $  million (assuming   %
    interest) and an approximate $ million charge related to the write-off of Acquisition related deferred debt issuance costs.

(13) Represents $4.0 million to be paid to TJC Management at the closing of this offering in consideration for services rendered to us in connection with the offering and the termination of the annual management fee, together with
    other transaction fees of $      in connection with the offering.

(14) Represents addition of dividends on mandatorily redeemable preferred stock for full year for the Acquisition and the elimination of these dividends for the full year for the offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

GENERAL

    OVERVIEW

    We are a leading provider of personal lines property and casualty insurance focused exclusively on the Massachusetts market. Our principal product line is private passenger automobile insurance, which accounted for 83.1% of our direct written premiums in 2001. Operating through our insurance company subsidiaries, Safety Insurance Company, or Safety Insurance, and Safety Indemnity Insurance Company, we have established strong relationships with approximately 500 independent insurance agents in approximately 600 locations throughout Massachusetts. We have used these relationships and our extensive knowledge of the Massachusetts market to become the third largest private passenger carrier in Massachusetts, capturing an approximately 10.4% share of the Massachusetts private passenger automobile market in 2001 based on automobile exposures. These statistics total, for each vehicle insured, the number of months during the year insurance for that vehicle is in effect, to arrive at an aggregate number of car-months for each insurer; this aggregate number, divided by 12, equals the insurer's number of car-years, a measure we refer to in this prospectus as automobile exposures. In addition to private passenger automobile insurance, we offer a portfolio of insurance products, including commercial automobile (9.0% of 2001 direct written premiums), homeowners (6.8% of 2001 direct written premiums), dwelling fire, umbrella and business owner policies.

    THE ACQUISITION

    On October 16, 2001, Safety Group acquired Thomas Black Corporation, the holding company for our insurance and other subsidiaries, from a group of stockholders consisting primarily of Thomas Black Corporation's founder and members of his immediate family. See "The Acquisition." We accounted for the Acquisition using the purchase method of accounting, in accordance with the treatment of a business combination under Statement of Financial Accounting Standards No. 141, "Business Combinations." Under purchase accounting: (i) we recorded the assets and liabilities of Thomas Black Corporation at their estimated fair value at the date of Acquisition; (ii) we used the excess of acquired net assets over the purchase price to reduce the estimated fair values of all non-current, non-financial assets, principally equipment and leasehold improvements; and (iii) we recorded the remaining $117.5 million excess of the estimated fair value of net assets over purchase price as an extraordinary gain in the consolidated statement of operations for the period October 16, 2001 through December 31, 2001 in accordance with SFAS No. 141.

    The fair value of our reserves for losses and loss adjustment expenses and related reinsurance recoverables was estimated based on the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables, and included a profit and risk margin. In determining the fair value estimate, management adjusted our historical GAAP undiscounted net loss reserves to present value assuming a 4.0% discount rate, which approximated the U.S. Treasury rate on the date of the Acquisition. The discounting pattern was actuarially developed from our historical loss data. A profit and risk margin of 6.0% was applied to the discounted loss reserves, to reflect management's estimate of the cost we would incur to reinsure the full amount of our net loss and loss adjustment expense reserves with a third party reinsurer. This margin was based upon management's assessment of the uncertainty inherent in the net loss reserves and their knowledge of the reinsurance marketplace. Management determined that there was no material difference between the historical carrying basis of the reserves for losses and loss adjustment expenses and related reinsurance recoverables at the date of Acquisition and their fair value.

    As noted above, as part of the application of purchase accounting, equipment and leasehold improvements with a net book value of $3.3 million at October 16, 2001 were reduced to zero. In addition, the cost of all investment securities held was increased by an aggregate of $12.7 million to adjust to fair market value the cost basis of the investment securities. As a result, the amortization and accretion of bond discount and premium and the realized and unrealized gain/loss on investment securities for the successor period is different from what it would have been on an historical accounting basis. The effect of this increase in the cost basis of our investment securities will be amortized over the period we hold the respective securities. In the event that we sell any of these securities prior to maturity, the remaining amount of the premium or discount will be recognized on the date of sale.

    In connection with the Acquisition, we incurred approximately $9.5 million, and $406,000, respectively, of transaction related expenses for the years ended December 31, 2001 and December 31, 2000, respectively, to adjust to fair market value the cost basis of the investment securities. These expenses are non-recurring in nature and are primarily fees and other expenses that are required to be expensed by SFAS No. 141.

    As a result of the Acquisition, the capital structure and basis of accounting of our Company differ from those of Thomas Black Corporation prior to the Acquisition. Therefore, our financial data with respect to periods prior to the Acquisition may not be comparable to data for periods subsequent to the Acquisition. In addition, this offering, the use of its proceeds and the Preferred Share Exchange will alter the capital structure of our Company. See "Use of Proceeds" and "Unaudited Pro Forma Financial Data." The results of operation data discussed below for the year ended December 31, 2001 consist of the combined historical results of Thomas Black Corporation for the period prior to the Acquisition and the results of operations of the Company for the period after the Acquisition. It is generally not permissible under GAAP to combine pre-Acquisition and post-Acquisition periods; however, for the purpose of comparison only, the table set forth below under "Results of Operations" for the 2001 period combines our summarized results of operations from the successor period with those of Thomas Black Corporation for the period January 1, 2001 through October 15, 2001. The combined results will generally serve as comparable amounts to the year ended December 31, 2000 and will be utilized for purposes of providing discussion and analysis of results of operations.

    CRITICAL ACCOUNTING POLICIES

    See note 3 to our consolidated financial statements for a discussion of our critical accounting policies.

    MASSACHUSETTS AUTOMOBILE INSURANCE MARKET

    We are subject to the extensive regulation of the private passenger automobile insurance industry in Massachusetts. Owners of registered automobiles are required to maintain minimum automobile insurance coverages. Generally, we are required by law to issue a policy to any applicant who seeks it. Based on our market share, we are assigned certain agents that have been unable to obtain a voluntary contract with another insurer. We call these agents Exclusive Representative Producers or ERPs. In addition, we are required to participate in a state-mandated reinsurance program, CAR, to which we cede certain unprofitable risks and from which we are allocated a portion of the overall losses. This program operates at an underwriting deficit. This deficit is allocated among every Massachusetts automobile insurance company, including us, based on a complex formula that takes into consideration a company's voluntary market share, the rate at which it cedes business to CAR, and the company's utilization of a credit system CAR has designed to encourage carriers to reduce their use of CAR.

    Each year, the Commissioner sets maximum premium rates that may be charged and minimum commissions that may be paid to agents for personal automobile insurance. The Commissioner approved no change in personal automobile premiums for 2002, as compared to an average rate decrease of 8.3% in 2001. During the period from 1995 through 2002 average rates decreased in five out of eight of those years. Coinciding with the 2002 rate decision, the Commissioner also approved a decrease in the commission rate agents receive for selling private passenger automobile insurance, as a percentage of premiums, from 12.3% in 2001 to 11.7% in 2002.

    Although average maximum personal automobile premium rates decreased 8.3% in 2001, the Company's average rate per automobile exposure remained unchanged. This was primarily the result of decreases in the Safe Driver Insurance Plan
(SDIP) discounts we offered for Step 9 and Step 10 drivers, the two best driver SDIP classifications under the classification system developed by the Commissioner. In addition, we reduced our affinity group discounts from a range of 5-10% to 3-5%. Further, beginning in late 2000, we began a new rate pursuit initiative that validated insured rating classifications and discount eligibility, and which we believe contributed to our average premiums received per automobile exposure. Our ability to maintain our average automobile exposure was also due in part to purchases of new automobiles by our insureds. The table below shows average Massachusetts-mandated personal automobile premium rate changes and changes in our average premium per automobile exposure from 1991-2001.

               MASSACHUSETTS PRIVATE PASSENGER RATE DECISIONS(1)

                                                   STATE MANDATED    SAFETY CHANGE IN
                                                    AVERAGE RATE    AVERAGE PREMIUM PER
YEAR                                                   CHANGE       AUTOMOBILE EXPOSURE
----                                               --------------   -------------------
2001............................................            (8.3)%              0.0%
2000............................................             0.7%               7.4%
1999............................................             0.7%              10.9%
1998............................................            (4.0)%              2.8%
1997............................................            (6.2)%             (5.1)%
1996............................................            (4.5)%             (7.7)%
1995............................................            (6.1)%             (3.6)%
1994............................................             2.9%               1.0%
1993............................................             5.7%               5.3%
1992............................................             8.0%               4.9%
1991............................................             6.9%               5.7%

------------------------

(1)  Source: Division of Insurance rate decisions for 1991 - 2001.

    INSURANCE RATIOS. The property and casualty insurance industry uses the combined ratio as a measure of underwriting profitability. On a statutory accounting basis, the combined ratio is the sum of the loss ratio (losses and loss adjustment expenses (LAE) incurred as a percent of net earned premiums) plus the expense ratio (underwriting expenses, which include acquisition costs, as a percent of net written premiums). The combined ratio reflects only underwriting results, and does not include income from investments or finance and other service income. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions and other factors.

    Our adjusted insurance ratios for the years ended December 31, 1999 through 2001 are outlined in the following table:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1999        2000        2001
                                                            ---------   ---------   ---------
Company Statutory Ratio(1)
  Loss and LAE Ratio......................................   75.1%       72.1%       78.8%
  Underwriting Expense Ratio..............................   23.7        25.3        23.7
                                                            ---------   ---------   ---------
  Combined Ratio..........................................   98.8        97.4       102.5
Industry Combined Ratio(2)................................  108.1%(2)   110.3%(2)   117.0%(3)

------------------------

(1) The above adjusted statutory underwriting expense and combined ratios for the years 1999 through 2001 have been adjusted to exclude certain expenses that management believes are not indicative of ongoing statutory underwriting performance. The adjustments to underwriting expenses were to exclude compensation and interest expenses related to our employee stock ownership plan and our supplemental executive stock ownership plan which were terminated effective with the Acquisition. In addition, compensation expense related to the former owner whom we no longer employ has been eliminated. The ratios shown for 1999 and 2000 have also been adjusted from amounts previously reported to present our business assumed from CAR on a gross basis. See footnote (2) to the table set forth under "Summary--Our Competitive Strengths."

(2) Source: A.M. Best, AGGREGATES & AVERAGES, 2001 Edition. For property and casualty industry data, the combined ratios include dividends to policyholders.

(3)  Source: Estimate, A.M. Best December 24, 2001 Statistical Study.

RESULTS OF OPERATIONS

    The table below shows certain of our selected financial results as of and for the years ended December 31, 1999, 2000 and 2001. For comparative purposes, the predecessor and successor periods have been combined under the caption "As of and for the Year Ended December 31, 2001."

                                                               AS OF AND FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                     ($ IN THOUSANDS)
Direct written premiums.....................................  $349,206   $427,457   $471,866
Net written premiums........................................   330,961    430,030    486,026
Net earned premiums.........................................   300,020    381,413    447,273
Investment income...........................................    23,870     26,889     27,605
Finance and other service income............................    10,989     12,656     13,509
Net realized gains (losses).................................     8,102     (1,246)    (5,050)
                                                              --------   --------   --------
Total Revenues..............................................   342,981    419,712    483,337
Losses and LAE..............................................   225,241    275,138    351,942
Underwriting, operating and related expenses................    91,358    115,567    118,268
Transaction Expenses........................................        --        406      9,479
Interest expense............................................     1,417      1,072      2,373
                                                              --------   --------   --------
Total Expenses..............................................   318,016    392,183    482,062
Income (loss) before taxes..................................    24,965     27,529      1,275
Income taxes................................................     8,667      8,255        446
                                                              --------   --------   --------
Net income before extraordinary item........................  $ 16,298   $ 19,274   $    829
                                                              ========   ========   ========

    YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

    DIRECT WRITTEN PREMIUMS. Direct written premiums for the year ended December 31, 2001 increased by $44.4 million, or 10.4%, to $471.9 million from $427.5 million for the year ended December 31, 2000. The increase was primarily due to policy growth, as reflected by an increase of approximately 6% for the number of private passenger automobile policies, 20% for the number of commercial automobile policies and 17% for the number of homeowners policies. As described above, although the mandated average personal automobile rates declined 8.3% in 2001 from 2000, our average premium per exposure remained flat as a result of factors including our reduced offering of discounts, our rate pursuit initiatives and new automobile purchases by our insureds.

    NET WRITTEN PREMIUMS. Net written premiums for the year ended December 31, 2001 increased by $56.0 million, or 13.0%, to $486.0 million from $430.0 million for the year ended December 31, 2000. The increase was due to increased policy growth on our direct business.

    NET EARNED PREMIUMS. Net earned premiums for the year ended December 31, 2001 increased by $65.9 million, or 17.3%, to $447.3 million from $381.4 million for the year ended December 31, 2000. This increase was due primarily to increased policy growth on our direct business.

    INVESTMENT INCOME. Investment income for the year ended December 31, 2001 increased by $0.7 million, or 2.7%, to $27.6 million from $26.9 million for the year ended December 31, 2000. The increase was primarily due to an increase in average invested assets to $517.1 million from $476.4 million for the year ended December 31, 2000, which was offset by a decrease in effective yield on our investment portfolio from 5.6% in 2000 to 5.3% in 2001.

    FINANCE AND OTHER SERVICE INCOME. Finance and other service income includes revenues from premium installment charges, which we recognize as collected, and other miscellaneous fees. Finance and service fee income for the year ended December 31, 2001 increased by $0.9 million, or 6.7%, to $13.5 million from $12.7 million for the year ended December 31, 2000. The increase was primarily due to policy growth as described above.

    NET REALIZED GAINS (LOSSES). Net realized investment losses for the year ended December 31, 2001 were $5.0 million and were $1.2 million for the year ended December 31, 2000. The 2001 net realized losses resulted primarily from the sale of certain securities which had significantly declined in credit quality from the date of purchase and from sales of securities in the ordinary course following the resetting of their carrying value under purchase accounting as of the date of the Acquisition.

    LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and LAE incurred for the year ended December 31, 2001 increased $76.8 million, or 27.9%, to $351.9 million from $275.1 million for the year ended December 31, 2000. As a percentage of premiums earned, losses and LAE incurred for 2001 was 78.7% compared to 72.1% in 2000. Poor weather in the first quarter of 2001 impacted our personal and commercial automobile loss ratios, and poor weather in the frst and second quarters of 2001 impacted our homeowners loss ratio. We ceded less business to the residual market in 2001, thereby increasing our loss ratio, which was partially offset by a lower share of the residual market. We experienced higher assumed residual market losses during 2001, which were the result of a higher CAR loss ratio. Finally, in 2001 we released $7.3 million of loss reserves related to prior years, compared to $27.0 million in 2000. The ratio of net incurred losses, excluding LAE, to premiums earned was 68.0% in 2001 compared to 60.9% in 2000.

    UNDERWRITING, OPERATING AND RELATED EXPENSES. Underwriting, operating and related expenses for the year ended December 31, 2001 increased $2.7 million, or 2.3%, to $118.3 million from $115.6 million for the year ended December 31, 2000. As a percentage of net written premiums, our underwriting expense ratio for 2001 was 24.3% compared to 26.9% in 2000. The lower underwriting expense ratio in 2001 resulted from lower expenses primarily due to the continued effects of our technology program with respect to our agents, which allowed us to achieve economies of scale, and to a lesser extent to reductions in contingent commissions paid to our agents. The underwriting ratio in 2001 included a $1.4 million charge (0.3% of the underwriting expense ratio) representing our allocation from the Massachusetts Insurers Insolvency Fund for the insolvencies of The Trust Insurance Company and Reliance Insurance Company.

    TRANSACTION EXPENSES. Transaction expenses increased to $9.5 million in 2001, as compared to $0.4 million in 2000. These expenses represent costs incurred in connection with the Acquisition. These costs were non-recurring in nature and did not result from ongoing insurance operations. Such costs primarily included transaction bonuses earned by employees, fees paid to TBC's investment banker and legal fees.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 2001 was $2.4 million compared to $1.1 million for the year ended December 31, 2000. The increase in 2001 was the result of indebtedness incurred in connection with the Acquisition, offset, in part, by a reduction in interest expense incurred in connection with the employee stock ownership plan to $0.5 million in 2001 from $1.1 million in 2000. Upon the Acquisition, our employee stock ownership plan and supplemental executive stock ownership plan were terminated.

    INCOME TAXES. Our effective tax rate on net income before extraordinary item was 35% and 30.0% for the years ended December 31, 2001 and 2000, respectively. In 2001, the effective rate approximated the statutory rate of 35% due to a reduction in taxable income related to tax-exempt investment income, offset by non-deductible transaction expenses and state income tax expense. In 2000, the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction offset by non-deductible state income tax and employee stock ownership plan expenses. See note 13 to our consolidated financial statements.

    NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM. Net income (loss) decreased $18.4 million, or 95.7%, to $0.8 million during for the year ended December 31, 2001 as compared to $19.3 for the year ended December 31, 2000, as a result of the factors previously mentioned.

    YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    DIRECT WRITTEN PREMIUMS. Direct written premiums for the year ended December 31, 2000 increased by $78.3 million, or 22.4%, to $427.5 million from $349.2 million for the year ended December 31, 1999. The increase was primarily due to policy growth, as reflected by an increase of approximately 10% for the number of private passenger automobile policies, 20% for the number of commercial automobile policies and 65% for the number of homeowner policies.

    NET WRITTEN PREMIUMS. Net written premiums for the year ended December 31, 2000 increased by $99.0 million, or 29.9%, to $430.0 million from $331.0 million for the year ended December 31, 1999. The increase was due to increased policy growth on our direct business, and a reduction in ceded business of $14.7 million, or 23.2%, to $48.6 million from $63.3 million for the year ended December 31, 1999.

    NET EARNED PREMIUMS. Net earned premiums for the year ended December 31, 2000 increased by $81.4 million, or 27.1%, to $381.4 million from $300.0 million for the year ended December 31, 1999. The increase was primarily due to the factors described under "Net Wirtten Premiums" above.

    INVESTMENT INCOME. Investment income for the year ended December 31, 2000 increased by $3.0 million, or 12.6%, to $26.9 million from $23.9 million for the year ended December 31, 1999. The increase was primarily due to an increase in average invested assets to $476.4 million from $441.1 million for the year ended December 31, 1999 and an increase in the effective yield on our investment portfolio from 5.4% in 1999 to 5.6% in 2000.

    FINANCE AND SERVICE INCOME. Finance and service fee income for the year ended December 31, 2000 increased by $1.7 million, or 15.2%, to $12.7 million from $11.0 million for the year ended December 31, 1999. The increase was primarily due to policy growth as described above.

    NET REALIZED GAINS (LOSSES). Net realized investment losses for the year ended December 31, 2000 were $1.2 million compared to net realized gains of $8.1 million for the year ended December 31, 1999. During 1999, we chose to moderate investment risk by reducing our equity exposure to approximately 15% of surplus from approximately 40% of surplus for the year ended December 31, 1999. To reduce equity exposure, we sold equity positions and recognized capital gains of $11.0 million in 1999, which were offset by realized capital losses in the bond portfolio.

    LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and LAE incurred for the year ended December 31, 2000 increased $49.9 million, or 22.2%, to $275.1 million from $225.2 million for the year ended December 31, 1999. As a percentage of premiums earned, losses and LAE incurred for 2000 were 72.1% compared to 75.1% in 1999. We experienced lower assumed residual market losses during 2000 as a percentage of earned premiums due to ceding less business to CAR than in 1999. In 2000, the loss ratio was adversely impacted by approximately $3.0 million of expense (0.8% of the loss ratio) attributable to The Trust Insurance Company and New England Fidelity insolvencies, offset by an increase in redundancies arising from prior accident years. The ratio of net incurred losses, excluding LAE, to premiums earned was 60.9% in 2000 compared to 63.1% in 1999.

    UNDERWRITING, OPERATING AND RELATED EXPENSES. Underwriting, operating and related expenses for the year ended December 31, 2000 increased $24.2 million, or 26.5%, to $115.6 million from $91.4 million for the year ended December 31, 1999. As a percentage of net written premiums, our underwriting expense ratio for 2000 was 26.9% compared to 27.6% in 1999. The decrease in the underwriting expense ratio for 2000 resulted primarily lower direct automobile commissions associated with a decrease in the state mandated minimum commissions and lower expenses due to the continued effects of our technology program with respect to our agents, which allowed us to achieve economies of scale, partially offset by The Trust Insurance Company and New England Fidelity insolvency assessments. The underwriting expense ratio for 2000 includes a $2.2 million charge (0.5% of the underwriting expense ratio) representing our allocation from the Massachusetts Insurers Insolvency Fund for these insolvencies.

    TRANSACTION EXPENSES. Transaction expenses were $0.4 million in 2000 as compared to $0 in 1999.

    INTEREST EXPENSE. Interest expense decreased from $1.4 million for the year ended December 31, 1999 to $1.1 million for the year ended December 31, 2000. The decrease was due to principal payments made on the employee stock ownership plan loan which reduced the outstanding debt from $18.0 million as of December 31, 1999 to $13.4 million as of December 31, 2000.

    INCOME TAXES. Our effective tax rate on net income before extraordinary item was 30% and 34.7% for the years ended December 31, 2000 and 1999, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction, offset by non-deductible state income tax and employee stock ownership plan expenses. See note 13 to our consolidated financial statements.

    NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM. Net income (loss) increased $3.0 million, or 18.3%, to $19.3 million for the year ended December 31, 2000 as compared to $16.3 million for the year ended December 31, 1999, as a result of the factors previously mentioned.

LIQUIDITY AND CAPITAL RESOURCES

    As a holding company, Safety Group's assets consist primarily of the stock of direct and indirect subsidiaries. Safety Group's principal source of funds to meet our obligations and pay dividends to stockholders, therefore, are dividends and other permitted payments from our subsidiaries, principally our indirect subsidiary, Safety Insurance. Safety Group's direct subsidiary, Thomas Black Corporation, directly owns Safety Insurance. Thomas Black Corporation is the borrower under our existing credit facility. As a holding company, its principal source of cash to pay amounts under the credit facility and its other obligations and dividends to us are dividends and other permitted payments from Safety Insurance.

    Safety Insurance's sources of funds primarily include premiums received, investment income and proceeds from sales and redemptions of investments. Its principal uses of cash are the payment of claims, operating expenses and taxes, the purchase of investments and payment of dividends to Thomas Black Corporation.

    For the years ended December 31, 2001, 2000 and 1999, our consolidated cash flow from operations was $30.1 million, $47.8 million and $41.1 million, respectively. The $17.7 million decrease in cash flow from operations in 2001 was the result of a decrease in net income.

    For the years ended December 31, 2001, 2000 and 1999, our consolidated cash flow used for investing activities was $150.9 million, $33.0 million and $34.8 million, respectively. The $117.9 million difference between 2001 and 2000 was primarily attributable to the Acquisition, which resulted in a $121.1 million use of cash and a $38.8 million increase in net bond investments, offset by a $40.5 million increase in net stock proceeds and a $1.5 million decrease in purchases of fixed assets.

    Financing activities have also been a source of liquidity for us. We obtained cash to pay for the Acquisition and related expenses principally from borrowings under our existing credit facilities and the issuance of our notes and preferred stock, each of which are described below. We also received cash for the Acquisition from issuing our common stock.

    EXISTING CREDIT FACILITY. In connection with the Acquisition, Thomas Black Corporation borrowed a total of $69.5 million under our existing credit facility. Fleet National Bank is the arranger under this facility, which consists of a $55 million term loan and a $20 million revolving credit facility. We borrowed the entire amount of the term loan and $14.5 million under the revolving credit facility to fund the Acquisition. Loans under the existing credit facility bear interest at our option at either (i) the LIBOR rate plus an applicable margin or (ii) the higher of Fleet National Bank's prime rate or 1/2% above the federal funds rate, in either case plus an applicable margin. The applicable margin for any period is based on the ratio of our consolidated debt to the combined statutory surplus of our insurance subsidiaries. As of February 28, 2002, the current interest rate in effect under our existing credit facility was 5.63125%. The term loan is repayable in 24 increasing quarterly payments, the first of which was due, and was paid, March 31, 2002. The revolving credit facility is repayable in full at maturity. We secured our obligations under our existing credit facility with our assets, the assets of our non-insurance subsidiaries and the capital stock of all our subsidiaries (except Safety Indemnity Insurance Company). The existing credit facility contains covenants including requirements to maintain certain financial and operating ratios as well as restrictions on incurring debt or liens, paying dividends and other restricted payments and other matters.

    The revolving credit facility matures on August 31, 2006. The term loan matures in December 2007 and interest is payable in quarterly installments due at the end of each calendar quarter end. Principal repayments under the term loan are due as follows:

                                                               TERM LOAN
                                                              -----------
2002........................................................  $ 4,000,000
2003........................................................    6,000,000
2004........................................................    8,000,000
2005........................................................   10,000,000
2006 and thereafter.........................................   27,000,000
                                                              -----------
Total.......................................................  $55,000,000
                                                              ===========

    SENIOR SUBORDINATED NOTES. Safety Group also issued $30 million principal amount of its 13.0% senior subordinated notes to obtain funds for the Acquisition. Interest is payable semiannually on each April 30 and October 31. The senior subordinated notes mature December 31, 2011. The notes may be redeemed at our option prior to maturity with no redemption premium or penalty. The notes also contain specified financial and operating covenants.

    SENIOR REDEEMABLE PREFERRED STOCK. Safety Group issued $22.4 million of its senior redeemable cumulative preferred stock in connection with the Acquisition. This preferred stock is entitled to cumulative dividends at a rate of 6% per year, a liquidation preference of $22.4 million and must be redeemed on the earlier of October 16, 2012 or the date of a change in control of our Company. As of February 28, 2002, we had accrued $0.5 million for unpaid dividends on our preferred stock.

    We will use proceeds from the offering to repay in full all outstanding principal and interest on the senior subordinated notes. We estimate that the amount we will be required to pay holders of the notes will be approximately
$  , assuming redemption on      , 2002. We will also use proceeds from the
offering to repay $ of the principal and accrued interest outstanding under our existing credit facility. We plan to enter into a new bank credit facility concurrently with the closing of this offering to provide funds to repay the remaining amounts outstanding under our existing credit facility.

    Further, we plan to complete the Preferred Share Exchange before the closing of the offering. In the Preferred Share Exchange, we will exchange shares of our common stock, valued at the offering price, for all of our outstanding preferred stock. We have negotiated the terms of the Preferred Share Exchange with the holders of the preferred stock. Based on an assumed public offering price of $
per share, we will issue an aggregate of   shares of common stock in the
Preferred Share Exchange. We will use proceeds from this offering to pay all dividends on the preferred shares that have accrued up to the date of the exchange.

    The insurance holding company laws of Massachusetts regulate the distribution of dividends and other payments by our insurance subsidiaries. Our insurance company subsidiaries may not declare an "extraordinary dividend" until thirty days after the Commissioner has received notice of the intended dividend and has not objected. As historically administered by the Commissioner, this provision requires the Commissioner's prior approval of an extraordinary dividend. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's surplus as of the preceding December 31, or (ii) the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Under Massachusetts law an insurer may pay cash dividends only from its unassigned funds, also known as earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At year-end 2001, the statutory surplus of Safety Insurance was $220.1 million, and its statutory net income for 2001 was $10.3 million.

    The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends.

    We currently intend to pay common stock dividends of $  per share, or an
aggregate, based on   shares outstanding immediately following the offering, of
$  million annually. See "Dividend Policy."

    Management believes that the current level of cash flow from operations provides us with sufficient liquidity to meet our operating needs over the next 12 months. We expect to be able to continue to meet our operating needs after the next 12 months from internally generated funds. Since our ability to meet our obligations in the long term (beyond such 12-month period) is dependent upon such factors as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our operating needs. We expect that we would need to borrow or issue capital stock if we needed additional funds, for example, to pay for an acquisition or a significant expansion of our operations, either inside or outside Massachusetts. There can be no assurance that sufficient funds for any of the foregoing purposes would be available to us at such time.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

    Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through our investment activities and our financing activities. Our primary market risk exposure is to changes in interest rates. We use both fixed and variable rate debt as sources of financing. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

    INTEREST RATE RISK. Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments and from our financing activities. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, corporate bonds and mortgage-backed securities, most of which are exposed to changes in prevailing interest rates.

    We manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors and consultation with third-party financial advisors. As a general matter, we do not attempt to match the durations of our assets with the durations of our liabilities, and the majority of our liabilities are "short tail." Our goal is to maximize the total return on all of our investments. An important strategy that we employ to achieve this goal is to try to hold enough in cash and short-term investments in order to avoid liquidating longer-term investments to pay claims.

    The tables below show the interest rate sensitivity of our fixed income financial instruments measured in terms of fair value (which is equal to the book value for all our securities) for the periods indicated.

                                                                   AS OF DECEMBER 31, 2000
                                                                          FAIR VALUE
                                                                       ($ IN THOUSANDS)
                                                            --------------------------------------
                                                             -100 BASIS      AS OF      +100 BASIS
                                                            POINT CHANGE   12/31/2000     POINT
                                                            ------------   ----------   ----------
Cash and short term-investments...........................    $ 13,686      $ 13,676     $ 13,666
Long-term bonds...........................................     489,113       463,206      437,702
                                                              --------      --------     --------
  Total...................................................    $502,799      $476,882     $451,368

                                                                     AS OF DECEMBER 31, 2001
                                                                            FAIR VALUE
                                                                         ($ IN THOUSANDS)
                                                              --------------------------------------
                                                               -100 BASIS      AS OF      +100 BASIS
                                                              POINT CHANGE   12/31/2001     POINT
                                                              ------------   ----------   ----------
Cash and short term-investments.............................    $ 26,553      $ 26,508     $ 26,465
Long-term bonds.............................................     529,021       502,778      476,893
                                                                --------      --------     --------
  Total.....................................................    $555,574      $529,286     $503,358

    An important market risk for all of our outstanding long-term debt is interest rate risk at the time of refinancing. We expect to enter into a new
credit facility with       as arranger concurrently with this offering. We
intend to use the proceeds from the new credit facility and from the offering to pay down our existing credit facility, redeem our outstanding senior subordinated notes and pay accrued and unpaid dividends on our preferred stock. We will continue to monitor the interest rate environment and to evaluate refinancing opportunities as maturity dates approach. With respect to floating rate debt, we are also exposed to the effects of changes in prevailing interest rates. At December 31, 2001, we had approximately
$69.5 million principal amount of debt outstanding at a variable rate of approximately 6.125%. A 2.0% change in the prevailing interest rate on our variable rate debt would have resulted in interest expense fluctuating approximately $1.4 million for 2001, assuming that all of such debt had been outstanding for the entire year.

    EQUITY RISK. Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. In the past, our exposure to changes in equity prices primarily resulted from our holdings of common stocks, mutual funds and other equities. While we have in the past held equity securities in our investment portfolio, presently we hold none. We continuously evaluate market conditions and we expect in the future to purchase equity securities. We principally managed equity price risk through industry and issuer diversification and asset allocation techniques.

EFFECTS OF INFLATION

    We do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as inflation may affect interest rates. See "Risk Factors--Market fluctuation and changes in interest rates can have significant and negative effects on our investment portfolio."

CHANGES IN ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. With respect to deferred credits (i.e. negative goodwill), SFAS No. 141 calls for the recognition of all existing deferred credits arising from business combinations for which the acquisition date was after June 30, 2001 to be recognized through the income statement as an extraordinary gain. Effective with the Acquisition, we adopted SFAS No. 141 and accounted for the Acquisition under the purchase method. We recognized the resultant deferred credit of $117.5 million through earnings as an extraordinary gain in the successor period.

                                    BUSINESS

GENERAL

    We are a leading provider of personal lines property and casualty insurance focused exclusively on the Massachusetts market. Our principal product line is private passenger automobile insurance, which accounted for 83.1% of our direct written premiums in 2001. Operating through our insurance subsidiaries, Safety Insurance and Safety Indemnity Insurance Company, we have established strong relationships with approximately 500 independent insurance agents in approximately 600 locations throughout Massachusetts. We have used these relationships and our extensive knowledge of the Massachusetts market to become the third largest private passenger carrier, capturing a 10.4% share of the Massachusetts private passenger automobile insurance market in 2001, according to statistics compiled by CAR. In addition to private passenger automobile insurance, we offer a portfolio of property and casualty insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

    Our share of the Massachusetts private passenger automobile insurance market has grown from 7.6% in 1997 to 10.4% in 2001. As a result of this increased market share and expanding our product offerings, our direct written premiums have increased by 73% between 1997 and 2001, from $272.5 million to $471.9 million. We have also maintained profitability in part by managing our cost structure through, for example, the use of technology.

OUR COMPETITIVE STRENGTHS

    WE HAVE STRONG RELATIONSHIPS WITH INDEPENDENT AGENTS. In Massachusetts, independent agents accounted for approximately 77% of the private passenger automobile insurance market measured by direct written premiums as compared to only about 33% nationwide, according to A.M. Best in 2000. For that reason, our strategy is centered around, and we sell exclusively through, a network of approximately 500 independent agents in approximately 600 locations throughout Massachusetts. In order to support our independent agents and enhance our relationships with them we:

    - Provide our agents with a portfolio of property and casualty insurance products at competitive prices to help our agents address effectively the insurance needs of their clients;

    - Provide our agents with a variety of technological resources which enable us to deliver superior service and support to them; and

    - Offer our agents competitive commission schedules and profit sharing programs.

    Through these measures, we strive to become the preferred provider of the independent agents in our agency network and capture a growing share of the total insurance business written by these agents.

    WE HAVE AN UNINTERRUPTED RECORD OF PROFITABLE OPERATIONS. In every year since our inception in 1979, we have been profitable and increased our direct written premiums from the prior year. We have achieved profitable growth over the past five years by:

    - Increasing the number of private passenger automobile exposures we underwrite from 287,000 in 1997 to 427,000 in 2001 and the average premium we receive per automobile exposure from $748 to $918;

    - Maintaining an adjusted statutory combined ratio that is consistently below industry averages, as shown below;

    - Taking advantage of the institutional knowledge our management has amassed during our long operating history in the unique Massachusetts market;

    - Introducing new lines of insurance products, such as homeowners, which unlike personal auto do not have state-established maximum premium rates;

    - Investing in technology, to simplify internal processes and enhance our relationships with our agents;

    - Taking a conservative approach to reserving for losses. As a result of our focus on core business lines since our founding in 1979, we believe we have no exposure to asbestos or environmental liabilities; and

    - Maintaining a high-quality investment portfolio.

    WE ARE A TECHNOLOGICAL LEADER. We have dedicated significant human and financial resources to the development of advanced information systems. Our technology efforts have benefited us in two distinct ways. First, we continue to develop technology that empowers our independent agent customers to make it easier for them to transact business with their clients and with Safety. In our largest business line, private passenger auto insurance, our agents now submit approximately 90% of all applications for new policies or endorsements for existing policies to us electronically through our proprietary information portal, the Agents Virtual Community. Second, our investment in technology has allowed us to re-engineer internal back office processes to provide more efficient service at lower cost. Our adjusted statutory expense ratios have been below the average industry statutory expense ratio in each of the past five years. Our systems have also improved our overall productivity, as evidenced by our direct written premiums per employee increasing to $928,870 in fiscal 2001 from $612,348 in fiscal 1997.

    WE HAVE AN EXPERIENCED, COMMITTED AND KNOWLEDGEABLE MANAGEMENT
TEAM.  Following this offering, our Management Team will own approximately   %
of the common stock of Safety on a fully diluted basis. Our Management Team, led by our Chief Executive Officer and President David F. Brussard, has an average of over 25 years of industry experience per executive, as well as an average of over 20 years of experience with Safety. The team has demonstrated an ability to operate successfully within the regulated Massachusetts private passenger automobile insurance market.

OUR STRATEGY

    To achieve our goal of increasing stockholder value, our strategy is to maintain and develop strong independent agent relationships by providing our agents with a full package of insurance products and information technology services. We believe this strategy will allow us to:

    - Further penetrate the Massachusetts private passenger automobile insurance market;

    - Continue to selectively cross-sell homeowners, dwelling fire, personal umbrella and business owner policies in order to capture a larger share of the total Massachusetts property and casualty insurance business written by each of our independent agents;

    - Continue to expand our technology to enable independent agents to more easily serve their customers and conduct business with Safety and thereby strengthening their relationships with Safety; and

    - If opportunities arise, selectively expand our business outside the Massachusetts market into other markets with strong independent agent distribution channels where we can capitalize on our core strengths of servicing independent agents.

DESCRIPTION OF THE MASSACHUSETTS PROPERTY AND CASUALTY INSURANCE MARKET

    INTRODUCTION. We are licensed by the Commissioner to transact property and casualty insurance in Massachusetts. All of our business is extensively regulated by the Commissioner, as described elsewhere in this document. In March 2002, a new Commissioner was appointed by the Governor. We do not expect this change to have a material effect on how our business is regulated.

    THE MASSACHUSETTS MARKET FOR PRIVATE PASSENGER AUTOMOBILE
INSURANCE. Private passenger automobile insurance is heavily regulated in Massachusetts. In many respects, the private passenger automobile insurance market in Massachusetts is unique, in comparison to other states. This is due to a number of factors, including unusual regulatory conditions, the market dominance of domestic companies, the relative absence of large national companies, and the heavy reliance on independent insurance agents as the market's principal distribution channel. For many insurance companies, these factors present substantial challenges, but we believe they provide us a competitive advantage, because, as our financial history shows, we have a thorough understanding of this market.

    The principal factors that generally distinguish the Massachusetts private passenger automobile insurance market from that market in other states are as follows:

    - COMPULSORY INSURANCE. Massachusetts motorists must obtain automobile insurance prior to registering a vehicle with the Registry of Motor Vehicles. Insurers are required to notify the Registry of Motor Vehicles when coverage is cancelled and the Registry of Motor Vehicles is authorized to seize the license plates of uninsured motor vehicles.

    - "TAKE ALL COMERS." With very few exceptions, insurers may not refuse to cover an applicant. Insurers may not refuse to issue a policy to an applicant based on the applicant's driving record or other underwriting criteria commonly used by insurers in other states to decide whether to insure a motorist.

    - STANDARD POLICY FORM. The policy form that is used by all auto insurers is developed by the Commissioner and must be used by all companies. The policy consists of several mandatory coverages: no fault coverage (i.e., "personal injury protection" or "PIP"); minimum limits of bodily injury and property damage liability coverage; and coverage for accidents caused by uninsured or hit-and-run motorists. In addition to these standard mandatory coverages, several additional optional coverages (such as higher bodily injury and property damage coverages, and collision and comprehensive coverages) must be offered. No carrier may offer any other type of coverage or deductible or use any form of policy endorsement without the prior approval of the Commissioner, which can be granted only after a formal hearing.

    - PREMIUM RATES ARE "FIXED AND ESTABLISHED" BY THE COMMISSIONER. In Massachusetts, automobile insurance companies are obligated to use premium rates that are determined on an annual basis by the Commissioner. As a matter of law, the Commissioner's rate must be adequate, which the Massachusetts courts have ruled requires that the rate be sufficient to allow insurers the opportunity to earn a reasonable rate of return. The rate setting process involves a lengthy and complex administrative proceeding in which the Commissioner considers historic information related to claim costs as well as outside factors affecting insurance costs. Different data is presented for the Commissioner's consideration by the Automobile Insurers Bureau (on behalf of the insurance industry), the Division of Insurance, and the Massachusetts Attorney General. At the close of this proceeding, the Commissioner sets a premium rate for each of several classes of drivers, many different types of vehicles, and twenty-seven different geographic territories within Massachusetts. The Commissioner usually sets the rate during the last quarter of the year. In addition, the Commissioner annually establishes the minimum commission rate that insurers must pay their private passenger auto insurance agents. The Commissioner mandated an average 8.3% decrease in personal automobile premiums for 2001, as compared to an average rate increase of 0.7% in 2000. For 2002, the Commissioner's decision was that there would be no rate change.

    - PRICE COMPETITION IS LIMITED. An insurer may charge less than the Commissioner's fixed and established premium rates by offering discounts to all members of a particular class of motorists but only if the discount is approved by the Commissioner after a public hearing. During the years 1996 to 2001, most insurance companies offered rate discounts for drivers with the best driving records. Only five companies are offering such discounts in 2002. We offered competitively priced discounts during the 1996 to 2001 time period, but like most of our competitors, we have discontinued using discounts for 2002.

    - AFFINITY GROUP MARKETING. In addition to the use of class discounts, insurers can charge lower rates than the Commissioner's fixed rate by providing discounts to all members of an affinity group. An affinity group consists of all of the employees of a particular employer or the members of a trade union, association or other organization. These discounts must be filed with the Commissioner and are subject to the Commissioner's disapproval. We currently offer discounts to 261 groups representing 12.9% of the private passenger policies we issued in 2001, with discounts ranging from 3% to 5%.

    - SAFE DRIVER INSURANCE PLAN. In other states, insurance companies are free to design their own systems for rewarding drivers with superior driving records by providing lower prices to such drivers and charging higher prices for drivers who have caused claims or who have poor driving records. In Massachusetts, all companies must use the system the Commissioner has developed. Known as the Safe Driver Insurance Plan, or SDIP, the system consists of a series of steps, ranging from Step 9 to Step 35, with each step above or below Step 15 granting premium credits to motorists in lower steps (Steps 9 to 14) or imposing surcharges to motorists in higher steps (Steps 16 to 35). Each driver is assigned a step classification by the state. The SDIP system is revenue neutral, which means that the aggregate cost of the discounts must be funded by the aggregate income of the surcharges. The effect of this system is that bad drivers actually pay less than the actuarially correct premium and are subsidized by better drivers, who pay more than the actuarially correct premium. At Safety, we have a number of strategies which we use to maximize the number of credit eligible drivers that we insure.

    - EXCLUSIVE REPRESENTATIVE PRODUCERS. As noted above, the Commissioner sets a different rate for each of twenty-seven territories in Massachusetts. The methodology the Commissioner uses to adjust the rates among each territory results in the reduction of rates in high cost urban communities from the actuarially appropriate rate while increasing rates in suburban and rural parts of Massachusetts. As a result, in the aggregate, rates in urban communities are considered inadequate by most insurers. In order to ensure that motorists living in such communities have access to automobile insurance, licensed insurance brokers located in such areas who have not been appointed as a voluntary agent of a company may apply to CAR, to be appointed as an involuntary agent of an insurer selected by CAR. We refer to such a broker as an Exclusive Representative Producer, or ERP. ERPs are randomly assigned to all insurers writing personal auto insurance in Massachusetts. ERP assignments are intended to be based upon an insurer's market share. We have developed certain strategies to avoid being oversubscribed with ERPs. See "--Distribution."

    - COMMONWEALTH AUTOMOBILE REINSURERS. In order to protect insurers from the potential adverse effect of the Commonwealth's take-all-comers law and the random assignment of ERPs, the Massachusetts Legislature created CAR, which runs a reinsurance pool. CAR is governed by a committee that is appointed by the Commissioner, but its rules and decisions are subject to the review and approval of the Commissioner. Companies may cede to the reinsurance pool policies that they determine are not likely to be profitable. As a result, CAR operates at an underwriting deficit. This deficit is allocated among every automobile insurance company based on a complex formula that takes into consideration a company's voluntary market share, the amount of business it cedes to CAR and credits the company earns under a system CAR has designed to encourage carriers not to cede their worst risks to CAR. We have developed underwriting and actuarial analysis systems to evaluate the profitability of ceding a risk to CAR or writing it voluntarily.

    - DOMINANCE OF DOMESTIC COMPANIES. The large national private passenger automobile insurance writers such as State Farm, Allstate, Nationwide, and Farmers write very little or no personal automobile insurance business in Massachusetts. We actively participate in major industry policy making organizations in Massachusetts, such as the Automobile Insurers Bureau and CAR, where our employees serve on a number of committees.

    - PROMINENCE OF INDEPENDENT INSURANCE AGENTS. Finally, and perhaps most importantly to our Company's success, approximately 77% of the direct written premiums in the Massachusetts private passenger automobile insurance market are placed by independent agents, according to A.M. Best. Nationally, independent agents write only about 33% of the private passenger automobile insurance market, according to A.M. Best. Accordingly, to be successful, a company must have a strategy designed to encourage the best agents to place their best business with that company. At Safety, we have designed a system of agent commissions, profit sharing, bonuses and other strategies (such as our information technology capabilities) that we believe favorably distinguishes our company among agents. We aggressively market our company among the independent agents in attempting to get the best agents and the best business.

PRODUCTS

    Historically, we have focused on underwriting private passenger automobile insurance. Since 1997, we have expanded the breadth of our product line in order for agents to address a greater portion of their clients' insurance needs through selling multiple Safety products. The table below shows our premiums in each of these product lines from 1999 through 2001 and the portions of our total premiums each product line represented.

                                                                       YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------
DIRECT WRITTEN PREMIUMS                                    1999                  2000                  2001
-----------------------                             -------------------   -------------------   -------------------
                                                                           ($ IN THOUSANDS)
Private Passenger Auto............................  $307,597     88.1%    $365,651     85.6%    $392,334     83.1%
Commercial Auto...................................    25,196      7.2       31,614      7.4       42,591      9.0
Homeowners........................................    15,264      4.4       26,514      6.2       31,863      6.8
Business Owners...................................         0      0.0        1,396      0.3        2,251      0.5
Personal Umbrella.................................       748      0.2        1,260      0.3        1,469      0.3
Dwelling fire.....................................       401      0.1          959      0.2        1,263      0.3
Commercial Umbrella...............................         0      0.0           63      0.0           95      0.0
                                                    --------    -----     --------    -----     --------    -----
  TOTAL...........................................  $349,206      100%    $427,457      100%    $471,866      100%
                                                    ========    =====     ========    =====     ========    =====

    Our product lines are as follows:

    PRIVATE PASSENGER AUTOMOBILE (83.1% OF 2001 DIRECT WRITTEN
PREMIUMS). Private passenger automobile insurance is our primary product, and we support all Massachusetts policy forms and limits of coverage. Private passenger automobile policies provide coverage for bodily injury and property damage to others, no-fault personal injury coverage for the insured/insured's car occupants, and physical damage coverage for an insured's own vehicle for collision or other perils. We have priced our private passenger coverage competitively by offering group discounts since 1995 and SDIP rate deviations since 1996. For policy year 2001, our only SDIP deviation was a 2.0% discount for step 9 drivers. In 2002, we did not file for any SDIP deviation. We currently offer approximately 261 affinity group discount programs ranging from 3.0% to 5.0% discounts.

    COMMERCIAL AUTOMOBILE (9.0% OF 2001 DIRECT WRITTEN PREMIUMS). Our commercial automobile program supports all Massachusetts policy forms and limits of coverage including endorsements that broaden coverage over and above that offered on the standard Massachusetts policy forms. Commercial automobile policies provide coverage for bodily injury and property damage to others, no-fault personal injury coverage, and physical damage coverage for an insured's own vehicle for collision or other perils resulting from the ownership or use of commercial vehicles in a business. We offer insurance for commercial vehicles used for business purposes such as private passenger-type vehicles, trucks, tractors and trailers, and insure individual vehicles as well as commercial fleets. Commercial automobile policies are written at a standard rate with qualifying risks eligible for preferred lower rates. We received approval for a rate increase of 7.2% for our commercial automobile line effective January 1, 2002.

    HOMEOWNERS (6.8% OF 2001 DIRECT WRITTEN PREMIUMS). We offer a broad selection of coverage forms for qualified policyholders. Homeowners policies provide coverage for losses to a dwelling and its contents from numerous perils, and coverage for liability to others arising from ownership or occupancy. We write policies on homes, condominiums, and apartments. We offer loss-free credits of up to 16% for eight years of loss free experience, along with a discount of 10.0% when a home is written together with an automobile. All forms of homeowners coverage are written at a standard rate with qualifying risks eligible for preferred lower rates. We received approval for a rate increase of 9.8% effective February 19, 2002.

    BUSINESS OWNER (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We serve eligible small and medium sized commercial accounts with a program that covers apartments and residential condominiums; mercantile establishments, including limited cooking restaurants; offices, including office condominiums; processing and services businesses; special trade contractors; and wholesaling businesses. Business owner policies provide liability and property coverage for many perils, including business interruption from a covered loss. Equipment breakdown coverage is automatically included, and a wide range of additional coverage is available to qualified customers. We write policies for business owners at standard rates with qualifying risks eligible for preferred lower rates.

    COMMERCIAL PACKAGE POLICIES (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). For larger commercial accounts, or those clients that require more specialized or tailored coverages, we offer a commercial package policy program that covers a more extensive range of business enterprises. Commercial package policies provide any combination of property, general liability, crime and inland marine insurance. Property automatically includes equipment breakdown coverage, and a wide range of additional coverage is available to qualified customers. We write commercial package policies at standard rates with qualifying risks eligible for preferred lower rates.

    PERSONAL UMBRELLA (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We offer personal excess liability coverage over and above the limits of individual automobile, watercraft, and homeowners insurance policies to clients. We offer a discount of 10% when an umbrella policy is written together with an automobile insurance policy. We write policies at standard rates with limits of $1.0 million to $5.0 million.

    DWELLING FIRE (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We underwrite dwelling fire insurance, which is a limited form of a homeowners policy for non-owner occupied residences. We offer superior construction and protective device credits, with a discount of 5.0% when a dwelling fire policy is issued along with an automobile policy. We write all forms of dwelling fire coverage at standard rates with qualifying risks eligible for preferred lower rates.

    COMMERCIAL UMBRELLA (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We offer an excess liability product to clients for whom we underwrite both commercial automobile and business owner policies. The program is directed at commercial automobile risks with private passenger-type automobiles or light and medium trucks. We write commercial umbrella policies at standard rates with limits ranging from $1.0 million to $5.0 million.

    INLAND MARINE (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We offer inland marine coverage as an endorsement for all homeowners and business owner policies, and as part of our commercial package policy. Inland marine provides additional coverage for jewelry, fine arts and other items that a homeowners or business owner policy would limit or not cover. Scheduled items valued at more than $5,000 must meet our underwriting guidelines and be appraised.

    WATERCRAFT (LESS THAN 1.0% OF 2001 DIRECT WRITTEN PREMIUMS). We offer watercraft coverage for small and medium sized pleasure craft with maximum lengths of 32 feet, values less than $75,000, and maximum speeds of 39 knots. We write this coverage as an endorsement to our homeowners policies.

DISTRIBUTION

    We distribute our products exclusively through independent agents, unlike some of our competitors which use multiple distribution channels. We believe this gives us a competitive advantage with the agents. We have two types of independent agents, those with which we have voluntarily entered into an agreement, to which we refer as voluntary agents, and those which CAR has assigned to us as Exclusive Representative Producers, or ERPs. Our voluntary agents have authority pursuant to our voluntary agency agreement to bind Safety Insurance for any coverage that is within the scope of their authority. We reserve the ability under Massachusetts law to cancel any coverage, other than private passenger automobile insurance, within the first 30 days after it is bound.

    VOLUNTARY AGENTS. In 2001, we obtained approximately 76% of our direct written premiums for automobile insurance and 100% of our direct written premiums for all of our other lines of business through our voluntary agents. As of March 1, 2002, we had agreements with approximately 400 voluntary agents. Our voluntary agents are located in all regions of Massachusetts. In total, our independent agents have approximately 600 offices (some agencies have more than one office) and approximately 3,000 customer service representatives.

    We look for agents with profitable portfolios of business. To become a voluntary agent for our Company, we generally require that an agency: (i) have been in business for at least five years; (ii) have exhibited a three-year average loss ratio of 64.0% or less on the portion of the agent's portfolio that we would underwrite; (iii) currently write policies for a minimum of two automobile carriers; (iv) make a commitment for us to underwrite at least 500 policies from the agency during the first twelve months after entering an agreement with us; and (v) offer multiple product lines. Every year, we review the performance of our agents during the prior year. If an agent fails to meet our profitability standards, we try to work with the agent to improve the profitability of the business it places with us. We generally terminate contracts with a few agencies after our annual review which, despite our efforts, have been consistently unable to meet our standards. Although independent agents usually represent several unrelated insurers, our goal is to be one of the top two insurance companies represented in each of our agencies, as measured by premiums. No individual agency generated more than 3% of our direct written premiums in 2001.

    EXCLUSIVE REPRESENTATIVE PRODUCERS. In 2001, our ERPs generated approximately 24% of our direct written premiums for automobile insurance. As of March 1, 2002, we had approximately 85 ERPs. CAR defines ERPs as licensed dwelling fire or casualty insurance agents or brokers who have a place of business in Massachusetts, but have no existing voluntary independent agency relationship with an auto insurer conducting business in Massachusetts. An ERP's policy portfolio typically includes a significant percentage of what are considered to be under-priced policies.

    Massachusetts law guarantees the provision of motor vehicle insurance coverage to all qualified applicants. To facilitate this system, any independent agent that is unable to obtain a voluntary relationship with an insurer becomes an ERP and is assigned to an insurer, which is then required to write that agent's policies. The number of mandated ERP policies assigned to a Massachusetts insurance carrier is intended to be proportionate to its voluntary market share. However, because no insurer can control the relative volumes of voluntary and ERP business with certainty, carriers are usually either relatively oversubscribed or undersubscribed with ERP policies. Periodically, CAR assigns or re-assigns an ERP to the most undersubscribed insurer.

    We continuously monitor our ERP subscription level to attempt to reduce our exposure to becoming oversubscribed with ERP business. By properly managing our ERP subscription levels, we reduce the probability that we will be forced to write excessive levels of ERP business, which is usually unprofitable. Our goal is to be undersubscribed, but not undersubscribed at a level which would result in being assigned new ERPs. We have succeeded in achieving this goal, having been undersubscribed on 19 of the last 24 CAR subscription reports. According to the February 2002 CAR Private Passenger subscription report, as of December 31, 2001, our ERP policies totaled 99,802, or approximately 96.6% of our market share percentage of ERP policies, making us the fourth most undersubscribed carrier as of that date.

    From time to time, as our market share grows, however, we are required to add a new ERP. We regularly monitor the oversubscribed carriers and evaluate which of their ERPs are less undesirable than others. When we need to add an ERP, we prefer to negotiate an agreement to obtain one we select from an oversubscribed carrier rather than have CAR assign one to us. Proposals to change certain of CAR's rules are under consideration.

MARKETING

    We view the independent agent as our customer and business partner. As a result, our marketing efforts focus on developing interdependent relationships with leading Massachusetts agents that write profitable business and positioning ourselves as the preferred insurance carrier of those agents, thereby receiving a larger portion of each agent's aggregate business. We generally do not market ourselves to potential policyholders.

    Our principal marketing strategies are:

    - To offer a range of products, which we believe enables our agents to meet the insurance needs of their clients, and overcomes agents' resistance to placing their clients' auto insurance and other coverages with different insurers;

    - To price our products competitively, including offering discounts when and where appropriate for safer drivers and for affinity groups;

    - To offer agents competitive commissions, with incentives for placing their more profitable business with us; and

    - To provide a level of support and service that enhances the agent's ability to do business with its clients and with us.

    COMMISSION SCHEDULE AND PROFIT SHARING PLAN. We have several programs designed to attract profitable new personal auto business from agents by paying them more than the minimum commissions the law requires (which are 11.7% of premiums for 2002). We recognize our top performing agents by making them members of our President's Club or Executive Club. In 2002, President's Club members receive a commission equal to 15.0% of premiums for each new policy with a driver in SDIP step 9 or 10, while Executive Club members receive a commission equal to 13% of premiums for such policies. President's Club members can earn an additional bonus of 5% of premiums, and Executive Club members can earn an additional bonus of up to 3% of premiums, on all new step 9 and 10 business, in each case if the average of the SDIP steps of all new business based on automobile exposures they submit during the year is 11.5 or less. In part as a result of these programs, in the first six months of 2001 70.6% of our drivers were in SDIP steps 9 or 10, as compared to 69.4% for the Massachusetts personal auto industry as a whole, based on the number of drivers per month in each step according to the Automobile Insurers Bureau.

    Further, we have a competitive profit sharing program under which we pay agents up to 50% of the underwriting profits on their business, depending on the total volume and loss ratio of all business the agents submit.

    SERVICE AND SUPPORT. We believe that the level and quality of service and support we provide helps differentiate us from other insurers. We have made a significant investment in information technology designed to facilitate our agents' business. This investment includes providing each of our agents with high-speed access to the internet through a network which we own. In addition, our Agents Virtual Community website helps agents manage their work efficiently. We provide a substantial amount of information online that agents need to serve their customers, such as information about the status of new policies, bill payments and claims. Providing this type of content reduces the number of customer calls we receive and empowers the agency's customer service representatives by enabling them to respond to customers' inquiries while the customer is on the telephone. Finally, we believe that the knowledge and experience of our employees enhance the quality of support we provide.

UNDERWRITING

    Our underwriting department is responsible for a number of key decisions affecting the profitability of our business, including:

    - Pricing of discounts offered on our policies;

    - Determining which policies to cede to CAR's reinsurance pool and which to retain; and

    - Evaluating whether to accept transfers of a portion of an existing or potential new agent's portfolio from another insurer.

In addition to our private passenger auto underwriting unit, our underwriting department includes a separate unit of underwriters for homeowners, dwelling fire, personal umbrella and inland marine coverages, as well as a separate unit for commercial coverages, including commercial auto, business owner, commercial umbrella and commercial package policies.

    PRICING. Our pricing strategy for personal auto insurance primarily depends on the maximum permitted premium rates and minimum permitted commission levels mandated by the Division of Insurance. For several years prior to 2002, we offered discounts off the state-mandated rates to drivers in the lower SDIP steps, as did a number of other insurers. However, starting in 1998, we began to reduce the discounts we offered, in light of the reductions or minimal increases in average rates the Commissioner has required in each year since 1998. We currently do not offer any SDIP step-based discounts. As a result primarily of reducing discounts and of our insureds purchasing new cars (for which we are permitted to charge higher premiums), our average premium received per policy increased 10.9%, 7.4% and 0% in 1999, 2000 and 2001, respectively.

    In addition to SDIP discounts, we also offer group discounts to members of approximately 300 affinity groups, including the Boston College Alumni Association, the Massachusetts Bar Association and the Massachusetts Medical Society. In general, we target affinity groups with a mature and stable membership base along with favorable driving records, offering between a 3% and 5% discount (with 4% being the average discount offered). Approximately 12.9% of the private passenger policies we issue receive an affinity group discount.

    CAR and the Division of Insurance set the premium rates for commercial automobile policies reinsured through CAR. Subject to Division of Insurance review, we set rates for commercial automobile policies that are not reinsured through CAR, and for all other insurance lines we offer, including homeowners, dwelling fire, personal umbrella, commercial umbrella, commercial package policies and business owner policies. We base our rates on industry loss cost data, our own loss experience, catastrophe modeling and prices charged by our competitors in the Massachusetts market. We received approval for a rate increase of 7.2% for our commercial automobile line effective January 1, 2002, and also received approval for a rate increase of 9.8% for our homeowners line effective February 19, 2002.

    CEDE/RETAIN DECISIONS. Under CAR's rules, we must decide, within 23 days after the effective date of a new policy or before renewing an existing policy, whether to cede it to CAR's reinsurance pool. Each Massachusetts auto insurer must bear a portion of the losses of the reinsurance pool. Under CAR's rules, we are able to reduce our total allocated share of the losses of the reinsurance pool by ceding less business to the pool than our proportionate share. As a result, in determining whether to cede an underpriced policy to CAR's personal auto reinsurance pool, we attempt to evaluate whether we are likely to incur greater total losses by ceding it to the pool or by retaining it. In 2001, we ceded approximately 5% of our personal auto business, based on automobile exposures, to the pool, compared to an average of 7.7% for the rest of the industry according to CAR. In 2002, we intend to slightly increase the amount we cede to the pool. Our goal is still to cede less than the industry average to the pool.

    CAR also runs a reinsurance pool for commercial auto policies. We analyze whether to cede or retain our business in that line in a similar fashion.

    BULK POLICY TRANSFERS AND NEW VOLUNTARY AGENTS. From time to time, we receive proposals from existing voluntary agents to transfer a portfolio of the agent's business from another insurer to us. Our underwriters model the profitability of these portfolios before we accept these transfers. Among other things, we usually require that the portfolio have a pure loss ratio (which refers to the ratio of losses, excluding loss adjustment expenses, to net earned premiums) of not more than approximately 64%. In addition, we require any new voluntary agent to commit to transfer a portfolio to us consisting of at least 500 policies. In 2001, we issued approximately 17,800 policies that came to us through portfolio transfers.

    POLICY PROCESSING AND RATE PURSUIT. Our underwriting department assists in processing policy applications, endorsements, renewals and cancellations. In the past three years, we have introduced new proprietary software that enables agents to connect to our network and enter policy and endorsement applications for personal auto insurance from their office computers. In our personal automobile insurance line, our agents now submit approximately 90% of all applications for new policies or endorsements for existing policies through our proprietary information portal, the Agents Virtual Community.

    Our rate pursuit team aggressively monitors all insurance transactions to make sure we receive the correct premium for the risk insured. We accomplish this by verifying Massachusetts pricing criteria, such as proper classification of drivers, the make, model and age of insured vehicles and the availability of discounts. We verify that operators are properly listed and classified, assignment of operators to vehicles, vehicle garaging, vehicle preinspection requirements and in some cases the validity of discounts. In our homeowners and dwelling fire lines, our team is currently undertaking a project to update the replacement costs for each dwelling. We are using newly acquired third-party software to assist in this appraisal effort.

TECHNOLOGY

    The focus of our information technology effort is:

    - constant reengineering of internal processes to allow more efficient operations, resulting in lower operating costs;

    - making it easier for independent agents to transact business with us; and

    - enabling agents to efficiently provide their clients with a high level of service.

    We believe that our technology initiatives have increased revenue and decreased cost. For example, these initiatives have allowed us to reduce the number of call-center transactions which we perform and to transfer many manual processing functions from our internal operations to our independent agents. We also believe that these initiatives have contributed to our overall increases in productivity. In 1990, we had 399 employees and $155.0 million in direct written premiums. In 2001, we had 508 employees and $471.9 million in direct written premiums, which represents an increase from $388,464 direct written premiums per employee in 1990 to $928,870 direct written premiums per employee in 2001.

    INTERNAL APPLICATIONS (INTRANET). Our employees access our proprietary applications through our corporate intranet. Our intranet applications streamline internal processes and improve overall operational efficiencies in areas including:

    CLAIMS. Our claims workload management application allows our claims and subrogation adjusters to better manage injury claims. Subrogation refers to the process by which we are reimbursed by other insurers for claims costs we incur due to the fault of their insureds. The use of this application has reduced the time it takes for us to respond to and settle casualty claims, which we believe helps reduce the total amount of our claims expense.

    The automated adjuster assignment system categorizes our new claims by severity and assigns them to the appropriate adjuster responsible for investigation. Once assigned, the integrated workload management tools facilitate the work of promptly assigning appraisers, investigating liability, issuing checks and receiving subrogation receipts.

    FINANCE. Proprietary billing systems, integrated with the systems of our print and lock-box vendors, expedite the processing and collection of premium receipts and finance charges from agents and policyholders. We believe the sophistication of our direct bill system helps us to limit our bad debt expense. In 2001, our bad debt expense as a percentage of direct written premiums was 0.2%.

    EXTERNAL APPLICATIONS (AVC). Agency employees can securely access business critical applications through our corporate extranet which we call Agents Virtual Community, or AVC. AVC includes Web-enabled applications, advanced security and an internet-enabled communications network, which we believe constitutes many of our agents, only high-speed internet connection. We believe that AVC is unique to the Massachusetts private passenger automobile insurance industry because using AVC allows an agent to access a variety of vendors and other carriers over the internet through a single portal. We currently have a patent application pending on AVC. The patent application pertains to the method and system by which AVC delivers customer services to independent insurance agents. The capability for agency personnel to schedule online appointments with third-party vendors (such as glass repair retailers and rental car agencies) for their clients is also available. We designed AVC to be scalable so that these types of vendors and potentially, other insurers, can link to the network and create a "once and done" environment for the independent agent.

    Listed below are examples of the business critical applications agents may access through AVC.

    NEW BUSINESS AND ENDORSEMENT PROCESSING. Agents can perform new business and endorsement processing with our point of sale application. Agents can upload policy data to our system directly from their agency system or rate quote software in AVC's secure Web environment without having to re-enter policy information.

    INQUIRY ACCESS. Inquiry Access is a customer service application designed to provide agency customer service representatives with real-time access to our database of insured information. This application allows agents to view the status of claims, billing and policy detail.

    POLICYHOLDER INQUIRY. Policyholder Inquiry provides 24 hours a day, 7 days a week self-service account information to our policyholders through our website or through their independent agent's website. This application provides policyholders with round-the-clock access to billing and claims information.

    OTHER TOOLS AND SERVICES. AVC gives agents access to electronic versions of underwriting manuals, which include updated guidelines for acceptable risks, commission levels and product pricing. Further, we have recently launched a new initiative to have our agents use third-party software (the XNET Cost Estimator from Marshall Swift/Boeck) which we make available through AVC to help assess home replacement costs. This initiative helps ensure that we receive the correct premium with respect to homeowners policies and provide the correct level of coverage against home loss. Finally, we provide agents a daily report of all their insurance transactions processed through AVC. This report allows our agents to monitor their performance and review profitability goals.

CLAIMS

    Because of the unique differences between the management of casualty claims and property claims, we use separate departments for each of these types of claims.

    CASUALTY CLAIMS

    We have a proven record of settling casualty claims below the industry average in Massachusetts. According to the Automobile Insurers Bureau, our average casualty claim settlement during the period from January 1994 through December 31, 2001 was $5,200, approximately 8% lower than the Massachusetts industry average of $5,660.

    We have adopted stringent claims settlement procedures, which include guidelines that establish maximum settlement offers for soft tissue injuries, which constituted approximately 80% of our third-party bodily injury claims in 2001. If we are unable to settle these claims within our guidelines, we generally take the claim to litigation. We believe that these procedures result in providing our adjusters with a uniform approach to negotiation.

    We believe an important component of handling claims efficiently is prompt investigation and settlement. We find that faster claims settlements often result in less expensive claims settlements. Our

Bodily Injury, or B.I., Hotline is a telephone and fax system that reduces the time it takes for agents to notify our adjusters about claims, thereby enabling us to contact third-party claimants and other witnesses quickly. After business hours during the week and on Saturdays, we outsource claims adjustment support to an independent firm whose employees contact third-party claimants and other witnesses. We believe that early notification results in our adjusters conducting prompt investigations of claims and compiling more accurate information about those claims. Our claims workload management software also assists our adjusters in handling claims quickly.

    We believe the structure of our casualty claims unit allows us to respond quickly to claimants anywhere in the Commonwealth. Comprising 121 people, the department is organized geographically by territories, each with a territorial claims unit located at our headquarters in Boston and a claims adjuster in the field. Our casualty claims unit makes limited use of independent adjusters.

    Additionally, we utilize a special unit to investigate fraud in connection with casualty claims. This special unit has one manager and eight employees. In cases where adjusters suspect fraud in connection with a claim, we deploy this special unit to conduct investigations. We deny payment to claimants in cases in which we have succeeded in accumulating sufficient evidence of fraud.

    PROPERTY CLAIMS

    Our property claims unit handles property claims arising in our personal and commercial auto, homeowners and other insurance lines. Process automation has streamlined our property claims function. Many of our property claims are now handled by the agents through AVC using our Power Desk software application. As agents receive calls from claimants, Power Desk permits the agent to immediately send information related to the claim directly to us and to an independent appraiser selected by the agent to value the claim. Once we receive this information, an automated system redirects the claim to the appropriate internal adjuster responsible for investigating the claim to determine liability. Upon determination of liability, the system automatically begins the process of seeking a subrogation recovery from another insurer, if liable. Our agents also have the authority to order auto glass or body repair or reserve a rental car for our insureds without getting pre-approval from us. We believe this process results in a shorter time period from when the claimant first contacts the agent to when the claimant receives a claim payment, while enabling the agents to build credibility with their clients by responding to claims in a timely and efficient manner. We benefit from decreased labor expenses from the need for fewer employees to handle the reduced property claims call volume.

    Another important factor in keeping our overall property claims costs low is collecting subrogation recoveries. Subrogation refers to the process by which we are reimbursed by other insurers for claims costs we incur due to the fault of their insureds. We track the amounts we pay out in claims costs and identify cases in which we believe we can reclaim some or all of those costs through the use of our automated workload management tools.

RESERVES

    Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the expenses associated with investigating and paying the losses, or LAE. Every quarter, we review our reserves internally. Regulations of the Division of Insurance require us to annually obtain a certification from either a qualified actuary or an approved loss reserve specialist that our loss and LAE reserves are reasonable.

    When a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on subsequent developments and periodic reviews of the cases.

    In accordance with industry practice, we also maintain reserves for estimated losses incurred but not yet reported, or IBNR. IBNR reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of our historical information and experience. We make adjustments to IBNR periodically to take into account changes in the volume of business written, claims frequency and severity, our mix of business, claims processing and other items that can be expected to affect our liability for losses and LAE over time.

    When reviewing reserves, we analyze historical data and estimate the impact of various loss development factors, such as our historical loss experience and that of the industry, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors. After taking into account all relevant factors, management believes that our provision for unpaid losses and LAE at December 31, 2001 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability may be greater or less than reserves. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized.

    The fair value of our reserves for losses and loss adjustment expenses and related reinsurance recoverables was estimated based on the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables, and included a profit and risk margin. In determining the fair value estimate, management adjusted our historical GAAP undiscounted net loss reserves to present value assuming a 4.0% discount rate, which approximated the U.S. Treasury rate on the date of the Acquisition. The discounting pattern was actuarially developed from our historical loss data. A profit and risk margin of 6.0% was applied to the discounted loss reserves, to reflect management's estimate of the cost we would incur to reinsure the full amount of our net loss and loss adjustment expense reserves with a third party reinsurer. This margin was based upon management's assessment of the uncertainty inherent in the net loss reserves and their knowledge of the reinsurance marketplace. Management determined that there was no material difference between the historical carrying basis of the reserves for losses and loss adjustment expenses and related reinsurance recoverables at the date of Acquisition and their fair value.

    The following table presents one year development information on changes in the reserve for losses and LAE of our insurance subsidiaries for the three years ended December 31, 2001.

                                                                         PREDECESSOR     SUCCESSOR
                                               PREDECESSOR YEAR ENDED     JANUARY 1,    OCTOBER 16,
                                                    DECEMBER 31,         2001 THROUGH   2001 THROUGH
                                               -----------------------   OCTOBER 15,      DECEMBER
                                                  1999         2000          2001         31, 2001
                                               ----------   ----------   ------------   ------------
                                                                 ($ IN THOUSANDS)
Reserves for losses and LAE,
  beginning year.............................  $ 311,846    $ 315,226      $302,131       $307,656
Less reinsurance recoverable on unpaid losses
  and LAE....................................   (115,856)    (108,613)      (90,297)       (83,501)
                                               ---------    ---------      --------       --------
Net reserves for losses and LAE, beginning of
  year.......................................    195,990      206,613       211,834        224,154
                                               ---------    ---------      --------       --------
Incurred losses and LAE, related to:
  Current year...............................    251,292      302,102       282,983         76,262
  Prior years................................    (26,050)     (26,963)       (6,600)          (703)
                                               ---------    ---------      --------       --------
Total incurred losses and LAE................    225,241      275,138       276,383         75,559
                                               ---------    ---------      --------       --------
Paid losses and LAE related to:
  Current year...............................    121,827      161,981       164,215         58,169
  Prior year.................................     92,791      107,937        99,848         14,168
                                               ---------    ---------      --------       --------
Total paid losses and LAE....................    214,618      269,918       264,063         72,337
                                               ---------    ---------      --------       --------
Net reserves for losses and LAE,
  end of year................................    206,613      211,834       224,154        227,377
Plus reinsurance recoverables on unpaid
  losses and LAE.............................    108,613       90,297        83,501         75,179
                                               ---------    ---------      --------       --------
Reserves for losses and LAE,
  end of year................................  $ 315,226    $ 302,131      $307,656       $302,556
                                               ---------    ---------      --------       --------

    The following table represents the development of reserves, net of reinsurance, for calendar years 1991 through 2001. The top line of the table shows the reserves at the balance sheet date for each of the indicated years. This represents the estimated amounts of losses and LAE for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table shows the cumulative amounts paid as of the end of each successive year with respect to those claims. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimate changes as more information becomes known about the payments, frequency and severity of claims for individual years. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves at December 31, 2001.

    Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

    In evaluating the information in the table, it should be noted that each amount entered incorporates the effects of all changes in amounts entered for prior periods. Thus, if the 1998 estimate for a previously incurred loss was $150,000 and the loss was reserved at $100,000 in 1994, the $50,000 deficiency (later estimate minus original estimate) would be included in the cumulative redundancy (deficiency) in each of the years 1995-1998 shown in the table. It should further be noted that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies from the table.

                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                ($ IN THOUSANDS)

                                  1991       1992       1993       1994       1995       1996       1997       1998       1999
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
RESERVES FOR LOSSES AND LOSS
  ADJUSTMENT EXPENSE
  ORIGINALLY ESTIMATED........  $51,223    $87,100    $123,720   $149,197   $175,125   $189,420   $195,145   $195,990   $206,613
CUMULATIVE AMOUNTS PAID AS OF:
  One year later..............   21,248     27,648      38,238     45,098     56,912     68,246     75,233     92,791    107,937
  Two years later.............   28,954     38,319      55,639     66,041     82,299     96,219    105,046    113,323    133,414
  Three years later...........   32,433     45,722      65,354     78,052     93,866    111,706    125,574    135,024
  Four years later............   34,330     49,411      70,713     82,918     99,854    121,100    136,730
  Five years later............   35,299     51,428      73,212     84,597    103,384    126,924
  Six years later.............   35,933     52,033      73,678     85,201    105,284
  Seven years later...........   36,087     52,172      73,917     85,678
  Eight years later...........   36,098     52,256      73,928
  Nine years later............   36,115     52,269
  Ten years later.............   36,115

                                  2000       2001
                                --------   --------
RESERVES FOR LOSSES AND LOSS
  ADJUSTMENT EXPENSE
  ORIGINALLY ESTIMATED........  $211,834   $227,377
CUMULATIVE AMOUNTS PAID AS OF:
  One year later..............   114,016
  Two years later.............
  Three years later...........
  Four years later............
  Five years later............
  Six years later.............
  Seven years later...........
  Eight years later...........
  Nine years later............
  Ten years later.............

                                  1991       1992       1993       1994       1995       1996       1997       1998       1999
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
RESERVES RE-ESTIMATED AS OF:
  One year later..............  $47,103    $74,245    $103,866   $128,012   $140,728   $161,083   $171,803   $169,940   $179,650
  Two years later.............   42,342     63,939      96,002    108,979    125,496    144,727    153,846    156,590    176,008
  Three years later...........   39,294     60,831      85,774     99,167    114,597    134,721    147,455    154,867
  Four years later............   38,261     57,204      80,193     91,086    108,705    131,694    146,059
  Five years later............   37,424     55,432      76,885     87,335    106,763    131,051
  Six years later.............   36,949     53,823      74,571     86,352    106,578
  Seven years later...........   36,848     52,443      74,072     86,429
  Eight years later...........   36,154     52,288      74,158
  Nine years later............   36,128     52,377
  Ten years later.............   36,129
CUMULATIVE DEFICIENCY/
  (REDUNDANCY)................  (15,094)   (34,723)    (49,562)   (62,768)   (68,547)   (58,369)   (49,086)   (41,123)   (30,605)

                                  2000       2001
                                --------   --------
RESERVES RE-ESTIMATED AS OF:
  One year later..............  $204,531
  Two years later.............
  Three years later...........
  Four years later............
  Five years later............
  Six years later.............
  Seven years later...........
  Eight years later...........
  Nine years later............
  Ten years later.............
CUMULATIVE DEFICIENCY/
  (REDUNDANCY)................    (7,303)

                             1991        1992        1993       1994        1995        1996        1997       1998       1999
                           ---------   ---------   --------   ---------   ---------   ---------   --------   --------   --------
Gross Liability--End of
  Year...................  $ 171,660   $ 203,731   $243,402   $ 276,835   $ 303,330   $ 326,802   $319,453   $311,846   $315,226
Reinsurance
  Recoverables...........    120,437     116,631    119,682     127,638     128,205     137,382    124,308    115,856    108,613
Net Liability--End of
  Year...................     51,223      87,100    123,720     149,197     175,125     189,420    195,145    195,990    206,613
Gross Estimated
  Liability--Latest......    119,816     128,255    143,006     158,361     181,951     212,243    223,630    229,684    249,125
Reinsurance
  Recoverables--Latest...     83,687      75,878     68,848      71,932      75,373      81,192     77,571     74,817     73,117
Net Estimated Liability--
  Latest.................     36,129      52,377     74,158      86,429     106,578     131,051    146,059    154,867    176,008
Gross Cumulative
Deficiency/(Redundancy)..    (51,844)    (75,476)  (100,396)   (118,474)   (121,379)   (114,559)   (95,823)   (82,162)   (66,101)

                             2000       2001
                           --------   --------
Gross Liability--End of
  Year...................  $302,131   $302,556
Reinsurance
  Recoverables...........    90,297     75,179
Net Liability--End of
  Year...................   211,834    227,377
Gross Estimated
  Liability--Latest......   279,942
Reinsurance
  Recoverables--Latest...    75,411
Net Estimated Liability--
  Latest.................   204,531
Gross Cumulative
Deficiency/(Redundancy)..   (22,189)

    As the table shows, our net reserves grew at a faster rate than our gross reserves over the ten year period. As we have grown, we have been able to retain a greater percentage of our direct business. Additionally, we used to conduct substantial business as a servicing carrier for other insurers, in which we would service the residual market personal automobile insurance business assigned to other carriers for a fee. All business generated through this program was ceded to the other carriers. As we reduced the amount of our servicing carrier business, our proportion of reinsurance ceded diminished.

    The table also shows that we have substantially benefited in certain years from releasing redundant reserves. Massachusetts private passenger automobile insurance pricing was very favorable in the early to mid-1990s and the reserves we established for business written during that period developed favorably, allowing us to release substantial reserves in following years. As maximum permitted rates declined in the latter part of the 1990s, and the redundancies resulting from favorable development of earlier years were released, our redundancies in subsequent years began to diminish. In the year ended
December 31, 2000 we released $27.0 million in reserves relating to prior years, compared to $7.3 million in 2001.

REINSURANCE

    We reinsure with other insurance companies a portion of our potential liability under the policies we have underwritten, thereby protecting us against an unexpectedly large loss or a catastrophic occurrence that could produce large losses. Reinsurance involves an insurance company transferring (ceding) a portion of its exposure on insurance underwritten by it to another insurer (reinsurer). The reinsurer assumes a portion of the exposure in return for a share of the premium. Reinsurance does not legally discharge an insurance company from its primary liability for the full amount of the policies, but it does make the reinsurer liable to the company for the reinsured portion of any loss realized.

    We are very selective in choosing our reinsurers, seeking only those companies that we consider to be financially stable and adequately capitalized. In an effort to minimize exposure to the insolvency of a reinsurer, we continuously evaluate and review the financial condition of our reinsurers. All sixteen of our reinsurers have an A.M. Best rating of "A" or better, except for Lloyd's of London which is rated "A-." Swiss Re, our primary reinsurer, maintains an A.M. Best rating of "A++" (Superior).

    We maintain reinsurance coverage to help lessen the effect of losses from catastrophic events, maintaining coverage that protects us in the event of a 100-year storm (that is, a storm of a severity expected to occur once in a 100 year period). We use Catalyst software provided under license by our reinsurance broker Benfield Blanch to model the probable maximum loss (PML) to us for catastrophe losses such as hurricanes. At present, we have excess catastrophe reinsurance contracts for 95.0% of catastrophic property losses in excess of $5.0 million up to a maximum of $100.0 million.

    We also have a casualty excess of loss reinsurance contract for large casualty losses occurring in our automobile, homeowners, dwelling fire, business owners policies, commercial package policies, personal umbrella and commercial umbrella lines of business in excess of $1.0 million up to a maximum of $5.0 million, with an annual aggregate deductible of $0.5 million. In addition, we have a quota share reinsurance agreement under which we cede 90.0% of the premiums and losses under our personal and commercial umbrella policies. We also have a reinsurance agreement with Hartford Steam Boiler Inspection and Insurance Company, which is a quota share agreement under which we cede 100% of the premiums and losses for the equipment breakdown coverage under our business owner policies and commercial package policies. We have property excess of loss reinsurance coverage for large property losses, with coverage in excess of $1.0 million up to a maximum of $10.0 million, for our homeowners, business owner, and commercial package policies.

    In the wake of the September 11, 2001 tragedies, reinsurers have begun to exclude coverage for claims in connection with any act of terrorism. Our reinsurance program for 2002 excludes coverage for acts of terrorism, except for dwelling fire or collapse losses as a result of terrorism, under homeowners, dwelling fire, private passenger automobile and commercial automobile policies. For business owner policies and commercial package policies, terrorism is excluded if the total insured value is greater than $20.0 million. We have received approval from the Division of Insurance effective January 1, 2002 to exclude terrorism coverage for our business owner, commercial umbrella and commercial package policies.

    As of December 31, 2001, we had no amounts recoverable from any reinsurer, excluding the residual markets described below.

    In addition to the above mentioned reinsurance programs, we are a participant in CAR, the Massachusetts mandated residual market under which premiums, expenses, losses and LAE on ceded business are shared by all insurers writing automobile insurance in Massachusetts. We also participate in the Massachusetts Property Insurance Underwriting Association (FAIR Plan) in which premiums, expenses, losses and LAE on homeowners business that cannot be placed in the voluntary market are shared by insurers writing homeowners insurance in Massachusetts.

INVESTMENTS

    Investment income is an important source of revenue for us and the return on our investment portfolio has a material effect on our net earnings. Our investment objective is to focus on maximizing total returns while investing conservatively. We maintain a high quality investment portfolio consistent with our established investment policy. As of March 31, 2002, there were no fixed income securities below investment grade in our portfolio. According to our investment guidelines, no more than 1% of our portfolio may be invested in the securities of any one issuer, and no more than 0.5% of our portfolio may be invested in securities rated "BBB," or the lowest investment grade assigned by Moody's. We continually monitor the mix of taxable and tax-exempt securities, in an attempt to maximize our total after-tax return. Since 1986, our investment manager has been Deutsche Asset Management.

    The following table reflects the composition of our investment portfolio for each year in the three-year period ended December 31, 2001.

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------
                                             1999                        2000                        2001
                                   -------------------------   -------------------------   -------------------------
                                    AMOUNT    % OF PORTFOLIO    AMOUNT    % OF PORTFOLIO    AMOUNT    % OF PORTFOLIO
                                   --------   --------------   --------   --------------   --------   --------------
                                                                   ($ IN THOUSANDS)
DEBT SECURITIES:
U.S. Treasury securities and
  obligations of U.S. Government
  agencies(1)....................  $191,331        43.0%       $194,851        39.6%       $176,370        34.1%
Obligations of states and
  political subdivisions.........    73,640        16.7         127,527        26.0         127,797        24.7
Mortgage-backed securities.......    45,890        10.3          42,287         8.6          78,723        15.2
Corporate and other securities...   102,908        23.1          85,420        17.4         124,402        24.1
                                   --------        ----        --------        ----        --------        ----
  Total debt securities..........   413,769        93.1         450,085        91.6         507,292        98.1

EQUITY SECURITIES:
Preferred stocks.................                                13,121         2.7           9,716         1.9
Common stocks....................    30,880         6.9          28,124         5.7               0
                                   --------        ----        --------        ----        --------        ----
  Total equity securities........    30,880         6.9          41,245         8.4           9,716         1.9
                                   --------        ----        --------        ----        --------        ----

TOTAL INVESTMENTS................  $444,649         100%       $491,330         100%       $517,008         100%
                                   ========        ====        ========        ====        ========        ====

------------------------

(1) Obligations of U.S. Government agencies include collateralized mortgage obligations issued, guaranteed and/or insured by the following issuers:
     Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC), and Federal National Mortgage Association (FNMA). The total of these debt securities was $125.2 million, $124.1 million, and $117.6 million for 1999, 2000 and 2001, respectively.

    While we have in the past held common equity securities in our investment portfolio, as of December 31, 2001 we held no common equity securities in our investment portfolio. We made the decision to divest common equity securities in order to maximize the current investment income earned by our portfolio and to reduce our overall investment risk. We continuously evaluate market conditions and we expect in the future to purchase common equity securities.

    The principal risks inherent in holding mortgage-backed securities and other pass-through securities are prepayment and extension risks, which affect the timing of when cash flows will be received. When interest rates decline, mortgages underlying mortgage-backed securities tend to be prepaid more rapidly than anticipated, causing early repayments. When interest rates rise, the underlying mortgages tend to be prepaid at a slower rate than anticipated, causing the principal repayments to be extended. Although early prepayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at a lower current yield, resulting in a net reduction of future investment income.

    The following table reflects our investment results for each year in the three-year period ended December 31, 2001:

                               INVESTMENT RESULTS

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1999       2000       2001
                                                        --------   --------   --------
                                                               ($ IN THOUSANDS)
Average invested assets...............................  $441,096   $476,421   $517,186
Net investment income(1)..............................    23,870     26,889     27,605
Net effective yield(2)................................      5.41%      5.64%      5.34%
Net realized capital gains (losses)...................  $  8,102   $ (1,248)  $ (5,050)
Effective yield including realized capital gains
  (losses)(3).........................................      7.25%      5.38%      4.36%

------------------------
(1)  After investment expenses, excluding realized investment gains (losses).

(2) Net investment income for the period divided by average invested assets for the same period.

(3) Net investment income plus realized capital gains (losses) for the period divided by average invested assets for the same period.

    The following table indicates the composition of our fixed income security portfolio (at carrying value) by rating, as of December 31, 2001:

                 COMPOSITION OF FIXED INCOME SECURITY PORTFOLIO
                                  BY RATING(1)

                                                             DECEMBER 31, 2001
                                                            -------------------
                                                             AMOUNT    PERCENT
                                                            --------   --------
                                                             ($ IN THOUSANDS)
U.S. Government and Government Agency Fixed Income
  Securities..............................................  $176,370     34.8%
Aaa/Aa....................................................   199,854     39.4
A.........................................................    74,882     14.8
Baa.......................................................    56,186     11.1
                                                            --------     ----
    Total.................................................  $507,292      100%

------------------------
(1) Rating as assigned by Moody's Investors Services, Inc., or Moody's. Such ratings are generally assigned upon the issuance of the securities and are subject to revision on the basis of ongoing evaluations. Ratings in the table are as of the date indicated.

    Moody's rating system utilizes nine symbols to indicate the relative investment quality of a rated bond. Aaa rated bonds are judged to be of the best quality and are considered to carry the smallest degree of investment risk. Aa rated bonds are also judged to be of high quality by all standards. Together with Aaa bonds, these bonds comprise what are generally known as high grade bonds. Bonds rated A possess many favorable investment attributes and are considered to be upper medium grade obligations. Baa rated bonds are considered as medium grade obligations; they are neither highly protected nor poorly secured. Bonds rated Ba or lower (those rated B, Caa, Ca and C) are considered to be too speculative to be of investment quality.

    The Securities Valuation Office, or the SVO, of the NAIC evaluates all public and private bonds purchased as investments by insurance companies. The SVO assigns one of six investment categories to each security it reviews. Category 1 is the highest quality rating and Category 6 is the lowest. Categories 1 and 2 are the equivalent of investment grade debt as defined by rating agencies such as Standard & Poor's Ratings Services and Moody's, while Categories 3-6 are the equivalent of below investment grade securities. SVO ratings are reviewed at least annually. At December 31, 2001, approximately 89% of our fixed maturity investments were rated "Class 1," and the remaining 11% of our fixed maturity investments were rated "Class 2," the two highest ratings assigned by the SVO.

    The following table indicates the composition of our fixed income security portfolio (at carrying value) by time to maturity as of December 31, 2001.

                 COMPOSITION OF FIXED INCOME SECURITY PORTFOLIO
                                  BY MATURITY

                                                               DECEMBER 31, 2001
                                                              -------------------
                                                               AMOUNT    PERCENT
                                                              --------   --------
                                                               ($ IN THOUSANDS)
1 year or less..............................................  $ 22,032       4.4%
Over 1 year through 5 years.................................    87,836      17.3
Over 5 years through 10 years...............................   113,261      22.3
Over 10 years through 20 years..............................    33,079       6.5
Over 20 years...............................................    54,749      10.8
Asset-backed securities(1)..................................   196,335      38.7
                                                              --------   -------
  Total.....................................................  $507,292       100%

------------------------
(1) Actual maturities of asset-backed securities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of the underlying mortgages backing the assets to changes in interest rates; a variety of economic, geographic and other factors; and the repayment priority of the securities in the overall securitization structures.

COMPETITION

    The property and casualty insurance business is highly competitive and many of our competitors have substantially greater financial and other resources than us. We compete with both large national writers and smaller regional companies. Further, our competitors include other companies which, like us, serve the independent agency market, as well as companies which sell insurance directly to customers. Direct writers may have certain competitive advantages over agency writers, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, lower cost structures. A material reduction in the amount of business independent agents sell would adversely affect us. In the past, competition in the Massachusetts personal auto market has included offering significant discounts from the maximum permitted rates, and there can be no assurance that these conditions will not recur. Further, we and others compete on the basis of the commissions and other cash and non-cash incentives provided to agents. Although a number of national insurers that are much larger than we are do not currently compete in a material way in the Massachusetts personal auto market, if one or more of these companies decided to aggressively enter the market it could have a material adverse effect on us. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel. There can be no assurance that we will be able to compete effectively against these companies in the future.

    Our principal competitors within the Massachusetts private passenger automobile insurance industry are Commerce Group, Inc. and Arbella Mutual Insurance Company which held 23.3% and 10.8% market shares based on automobile exposures, respectively, in 2001 according to CAR.

RATINGS

    A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns Safety Insurance an "A (Excellent)" rating. Our "A" rating was reaffirmed by A.M. Best in November 2001. Such rating is the third highest rating of 13 ratings that A.M. Best assigns to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Very Vulnerable)." Publications of A.M. Best indicate that the "A" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities.

    In reaffirming Safety Insurance's rating, A.M. Best recognized the occurrence of the Acquisition and noted certain of our positive attributes, including our conservative reserving philosophy, our strict underwriting discipline, our favorable market position as the third largest automobile writer in Massachusetts, our efforts at product diversification, our long-term commitment to the independent agency force, our proven track record of dealing successfully with the changes in the Massachusetts automobile insurance market and our substantial reinsurance protection. A.M. Best cited certain factors that partially offset these attributes, including our geographic concentration in Massachusetts and our focus in the private passenger automobile market. We are subject to the competitive and highly regulated Massachusetts personal automobile market, which has been characterized by aggressive discount programs and mandated rate reductions by the Division of Insurance.

PROPERTIES

    We conduct our operations in approximately 84,625 square feet of leased space at 20 Custom House Street in downtown Boston, Massachusetts. Our lease expires in December 2008.

EMPLOYEES

    At April 3, 2002, we employed 512 employees. Our employees are not covered by any collective bargaining agreement. Management considers our relationship with our employees to be good.

LEGAL PROCEEDINGS

    Our insurance subsidiaries are parties to a number of lawsuits arising in the ordinary course of their insurance business. We believe that the ultimate resolution of these lawsuits will not, individually or in the aggregate, have a material adverse effect on our financial condition. Other than these lawsuits, we are not involved in any legal proceedings.

SUPERVISION AND REGULATION

    INTRODUCTION. Our principal operating subsidiaries, Safety Insurance and Safety Indemnity, are subject to comprehensive regulation by the Division of Insurance, of which the Commissioner is the senior official. The Commissioner is appointed by the Governor and serves at the pleasure of the Governor. We are subject to the authority of the Commissioner in many areas of our business under Massachusetts law, including:

    - our licenses to transact insurance;

    - the premium rates and policy forms we may use;

    - our financial condition including the adequacy of our reserves and provisions for unearned premium;

    - the solvency standards that we must maintain;

    - the type and size of investments we may make;

    - the type of accounting we must use; and

    - the nature of the transactions we may engage in with our affiliates.

In addition, the Commissioner periodically examines licensees. We were most recently examined for the five-year period ending December 31, 1998. The Commissioner made no material findings as a result of this examination.

    INSURANCE HOLDING COMPANY REGULATION. Our principal operating subsidiaries are insurance companies, and therefore we are subject to certain laws in Massachusetts regulating insurance holding company systems. These laws require that we file a registration statement with the Commissioner that discloses the identity, financial condition, capital structure and ownership of each entity within our corporate structure and any transactions among the members of our holding company system. In some instances, we must obtain the prior approval of the Commissioner for material transactions between our insurance company subsidiaries and other affiliates in our holding company system. These holding company statutes also require, among other things, prior approval of the payment of extraordinary dividends or distributions and any acquisition of a domestic insurer.

    INSURANCE REGULATION CONCERNING DIVIDENDS. We rely on dividends from our insurance company subsidiaries for our cash requirements. The insurance holding company law of Massachusetts requires notice to the Commissioner of any dividend to the stockholders of an insurance company. Our insurance company subsidiaries may not make an "extraordinary dividend" until thirty days after the Commissioner has received notice of the intended dividend and has not objected in such time. As historically administered by the Commissioner, this provision requires the prior approval by the Commissioner of an extraordinary dividend. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as of the preceding December 31, or the insurer's net income for the twelve-month period ending the preceding
December 31, in each case determined in accordance with statutory accounting practices. Under Massachusetts law, an insurer may pay cash dividends only from its unassigned funds, also known as its earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

    ACQUISITION OF CONTROL OF A MASSACHUSETTS DOMICILED INSURANCE
COMPANY. Massachusetts law requires advance approval by the Commissioner of any change in control of an insurance company that is domiciled in Massachusetts. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our common stock may be deemed to have acquired control if the Commissioner determines that control exists in fact. Any purchaser of shares of common stock representing 10% or more of the voting power of our capital stock will be presumed to have acquired control of our Massachusetts insurance subsidiaries unless, following application by that purchaser the Commissioner determines that the acquisition does not constitute a change of control or is otherwise not subject to regulatory review. These requirements may deter, delay or prevent transactions affecting the control of or the ownership of our common stock, including transactions that could be advantageous to our stockholders.

    PROTECTION AGAINST INSURER INSOLVENCY. Massachusetts law requires that insurers licensed to do business in Massachusetts participate in the Massachusetts Insurers Insolvency Fund, or MIIF. The MIIF must pay any claim up to $300,000 of a policyholder of an insolvent insurer if the claim existed prior to the declaration of insolvency or arose within sixty days after the declaration of insolvency. Members of the MIIF are assessed the amount the MIIF deems necessary to pay its obligations and its expenses in connection with handling covered claims. Subject to certain exceptions, assessments are made in the proportion that each member's net written premiums for the prior calendar year for all property and casualty lines bore to the corresponding net written premiums for MIIF members for the same period. As a matter of Massachusetts law, insurance rates and premiums include amounts to recoup any amounts paid by insurers for the costs of the MIIF. With respect to private passenger auto insurance rates and premiums, the Commissioner has historically made an adjustment in his or her annual rate decision reflecting any MIIF related costs reported by the industry in its rate filing. By statute, no insurer in Massachusetts may be assessed in any year an amount greater than two percent of that insurer's direct written premium for the calendar year prior to the assessment. In 2001, we were assessed $1.4 million, primarily as the result of the insolvencies of The Trust Insurance Company and Reliance Insurance Company. It is anticipated that there will be additional assessments from time to time relating to various insolvencies.

    THE INSURANCE REGULATORY INFORMATION SYSTEM. The IRIS system was developed to help state regulators identify companies that may require special financial attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has an established "usual range" of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

    A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. For 2001, our subsidiaries had one ratio falling outside the normal range. The test that measures estimated current reserve deficiency to surplus generated a value of 30.3% for Safety Insurance and 27.6% for Safety Indemnity Insurance Company, each exceeding the normal value of 25%. The value is partially a result of our adoption of statutory accounting principles promulgated by the NAIC in 2001. In particular, our treatment for assumed obligations for underwriting pool business from CAR and the FAIR plan changed from "netting" (recording the combined obligation from premiums, expenses and losses) to "straight" (recording separate amounts for premiums, expenses and losses, which resulted in reporting a net loss). The level of premiums earned for 2001 is thereby increased relative to the levels reported during 1999 and 2000, influencing the results of this ratio.

    RISK BASED CAPITAL REQUIREMENTS. The NAIC has adopted a formula and model law to implement RBC requirements for most property and casualty insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

    - underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

    - declines in asset values arising from market and/or credit risk; and

    - off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth.

    Under Massachusetts law, insurers having less total adjusted capital than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

    The RBC law provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of total adjusted capital to RBC falls. The first level, the company action level as defined by the NAIC, requires an insurer to submit a plan of corrective actions to the Commissioner if total adjusted capital falls below 200% of the RBC amount. The regulatory action level as defined by the NAIC requires an insurer to submit a plan containing corrective actions and requires the Commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The authorized control level, as defined by the NAIC, authorizes the Commissioner to take whatever regulatory actions he or she considers necessary to protect the best interest of the policyholders and creditors of the insurer which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the RBC amount. The fourth action level is the mandatory control level as defined by the NAIC, which requires the Commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the RBC amount.

    The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2001, our insurance subsidiaries had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed RBC action level.

    REGULATION OF PRIVATE PASSENGER AUTOMOBILE INSURANCE IN MASSACHUSETTS. Our principal line of business is Massachusetts private passenger automobile insurance. As described in more detail elsewhere in this prospectus, regulation of private passenger automobile insurance in Massachusetts differs significantly from how this line of insurance is regulated in other states. These differences include the requirements that we not deny coverage to any applicant; that the premium rate we and all insurers must charge is fixed and established by the Commissioner; that our ability and that of our competitors to deviate from the rate set by the Commissioner is restricted, and that some of our insurance producers are assigned to us as a matter of law. See "--Description of the Massachusetts Property and Casualty Insurance Market."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The table below sets forth certain information concerning our directors and executive officers as of the date of this prospectus.

                                                                                                  YEARS
                                                                                                EMPLOYED
           NAME                AGE                            POSITION                          BY SAFETY
---------------------------  --------   -----------------------------------------------------   ---------
David F. Brussard..........     50      Chief Executive Officer and President, Director            26
William J. Begley, Jr......     47      Chief Financial Officer, Vice President and Secretary      17
Daniel F. Crimmins.........     63      Vice President--Marketing                                  17
Robert J. Kerton...........     55      Vice President--Casualty Claims                            16
David E. Krupa.............     41      Vice President--Property Claims                            20
Daniel D. Loranger.........     62      Vice President--Management Information Systems             22
Edward N. Patrick, Jr......     53      Vice President--Underwriting                               29
A. Richard Caputo, Jr......     36      Director                                                   --
John W. Jordan II..........     54      Director                                                   --
David W. Zalaznick.........     48      Director                                                   --
Bruce R. Berkowitz.........     43      Nominee for Director                                       --
David K. McKown............     64      Nominee for Director                                       --

    DAVID F. BRUSSARD has been the Chief Executive Officer and President and a director of Safety Group since October 2001. Since January 1999, Mr. Brussard has been the Chief Executive Officer and President of Safety Insurance. Previously, Mr. Brussard served as Executive Vice President of Safety Insurance from 1985 to 1999 and as Chief Financial Officer and Treasurer of Safety Insurance from 1979 to 1999. Mr. Brussard is also a member of the governing committee, budget committee, executive committee and nominating committee of the Automobile Insurers Bureau and is a member of the actuarial and defaulted broker committee of CAR. Mr. Brussard is also on the Board of Trustees of the Insurance Library Association of Boston.

    WILLIAM J. BEGLEY, JR. was appointed Chief Financial Officer, Vice President and Secretary of Safety Group on March 4, 2002. Since January 1999, Mr. Begley has been the Chief Financial Officer and Treasurer of Safety Insurance. Previously, Mr. Begley served as Assistant Controller of Safety Insurance from 1985 to 1987, as Controller of Safety Insurance from 1987 to 1990 and as Assistant Vice President/Controller of Safety Insurance from 1990 to 1999.
Mr. Begley also serves on the audit committee of CAR.

    DANIEL F. CRIMMINS was appointed Vice President of Marketing of Safety Group on March 4, 2002. Mr. Crimmins has been employed by Safety for over 17 years and has served as Vice President of Marketing of Safety Insurance since 1985.
Mr. Crimmins has over 40 years of experience in the insurance industry.
Mr. Crimmins is a member of the market review committee of CAR and the Insurance Managers Association.

    ROBERT J. KERTON was appointed Vice President of Casualty Claims of Safety Group on March 4, 2002. Mr. Kerton has been employed by Safety for over 16 years and has served as Vice President of Casualty Claims of Safety Insurance since 1986. Mr. Kerton previously served 18 years with Allstate Insurance Company in various Massachusetts claim management assignments. Mr. Kerton serves as Chairman of the Automobile Insurers Bureau claims committee, Vice Chairman of the CAR claims committee and on the governing board of the Massachusetts Insurance Fraud Bureau.

    DAVID E. KRUPA was appointed Vice President of Property Claims of Safety Group on March 4, 2002. Mr. Krupa has been employed by Safety Insurance for over 20 years and has served as Vice President of Property Claims of Safety Insurance since July 1990. Mr. Krupa was first employed by

Safety Insurance in 1982 and held a series of management positions in the Claims Department of Safety Insurance before being appointed Vice President of Safety Insurance in 1990. In addition, Mr. Krupa has been a member of several claims committees both at the Automobile Insurers Bureau and CAR.

    DANIEL D. LORANGER was appointed Vice President of Management Information Systems of Safety Group on March 4, 2002. Mr. Loranger has been employed by Safety Insurance for over 22 years and has served as Vice President of Management Information Systems and Chief Information Officer of Safety Insurance since 1980. Mr. Loranger began his data processing career with Raytheon Manufacturing in 1960. BEYOND COMPUTING MAGAZINE awarded Mr. Loranger the first place 2000 Partnership Award for the strategic alliance of technology with Safety's business objectives and for development of internal software for Safety.

    EDWARD N. PATRICK, JR. was appointed Vice President of Underwriting of Safety Group on March 4, 2002. Mr. Patrick has been employed by Safety Insurance for over 28 years and has served as Vice President of Underwriting of Safety Insurance since July 1977 and as Secretary of Safety Insurance since 1999.
Mr. Patrick has served on several committees of CAR, including the market review, servicing carrier, statistical, automation and reinsurance operations committees. Mr. Patrick has also served on the CAR Operations Committee since 1984 and has served as its chairman since 1998.

    A. RICHARD CAPUTO, JR. has served as a director of Safety Group since June 2001. Mr. Caputo has been a partner of The Jordan Company LLC, a private merchant banking firm, since 1990. Mr. Caputo is also a director of AmeriKing, Inc., GSFI, Inc., Jackson Products, Inc., and Universal Technical Institute, Inc., as well as other privately held companies.

    JOHN W. JORDAN II has served as a director of Safety Group since
October 2001. Mr. Jordan has been a managing partner of The Jordan Company LLC since 1982. Mr. Jordan is also a director of AmeriKing, Inc., Carmike
Cinemas, Inc., GSFI, Inc., Jackson Products, Inc., Jordan Industries, Inc., and Kinetek, Inc. (formerly known as Motors and Gears, Inc.), as well as other privately held companies.

    DAVID W. ZALAZNICK has served as a director of Safety Group since
October 2001. Mr. Zalaznick has been a managing partner of The Jordan Company LLC since 1982. Mr. Zalaznick is also a director of AmeriKing, Carmike Cinemas, Inc., GFSI, Inc., Jackson Products, Inc., Jordan Industries, Inc., Marisa Christina, Inc., and Kinetek, Inc. (formerly knows as Motors and Gears, Inc.), as well as other privately held companies.

    BRUCE R. BERKOWITZ is a nominee for director of Safety Group and will become a director concurrently with the closing of the offering. Mr. Berkowitz is also Deputy Chairman and a director of Olympus Re Holdings, Ltd., a member of the board of trustees of First Union Real Estate and Mortgage Investments, President and a director of Fairholme Funds, Inc., and managing member of Fairholme Capital Management, L.L.C.

    DAVID K. MCKOWN is a nominee for director of Safety Group and will become a director concurrently with the closing of the offering. Mr. McKown served as a Senior Advisor to Eaton Vance Management from 2000 to 2002, focusing on business origination in real estate and asset-based loans. Mr. McKown retired in March 2000 having served as a Group Executive with BankBoston since 1993, where he focused on acquisitions and high-yield bank debt financings. Mr. McKown worked for BankBoston for over 40 years and had previously been the head of BankBoston's real estate department, corporate finance department and a director of BankBoston's private equity unit. Mr. McKown is currently a director of Equity Office Properties Trust, as well as other privately held companies.

    Messrs. Brussard, Caputo, Jordan and Zalaznick are currently serving as directors pursuant to rights granted to the Investors and the Management Team under a stockholders agreement. These provisions of the stockholders agreement will terminate upon completion of the offering. See "Certain Relationship and Related Transactions--Agreements Related to the Acquisition."

BOARD OF DIRECTORS

    Our directors are divided into three classes of approximately equal size and serve for staggered three-year terms. Our initial class 1 directors, whose terms expire in 2003, are Messrs. Jordan and McKown. Our initial class 2 directors, whose terms expire in 2004, are Messrs. Berkowitz and Zalaznick. Our initial class 3 directors, whose terms expire in 2005, are Messrs. Brussard and Caputo.

BOARD COMMITTEES

    Prior to the completion of the offering, our board of directors intends to appoint an audit committee and a compensation committee. The audit committee will make recommendations to the board of directors regarding the selection of independent accountants, will review the results and scope of the independent accountants' audit and the services provided by them and will review and evaluate our audit and control functions. The compensation committee will administer our stock plans and make recommendations concerning salaries and incentive compensation for our employees.

DIRECTOR COMPENSATION

    Our bylaws provide that at the discretion of the board of directors, the directors may be paid their expenses, if any, at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as a director. At the discretion of the board, members of special or standing committees may be allowed like compensation for attending committee meetings. Since our incorporation in June 2001, none of our directors has received compensation for his services as a board or committee member. It is anticipated that after the initial public offering, directors who are employees of Safety will not receive any compensation for serving as directors and that those directors who are not employees of Safety will receive an annual retainer of $20,000 per year.

MANAGEMENT COMPENSATION

    EXECUTIVE COMPENSATION

    Safety Group's bylaws provide that the board of directors will fix the salaries of all officers of Safety Group. Since Safety Group's formation in June 2001, none of Safety Group's officers have received compensation in their capacity as Safety Group's officers. All compensation has been paid to Safety Group's officers in their capacities as officers of one of Safety Group's subsidiaries. We expect that after the initial public offering, most of Safety Group's employees will continue to be paid only by Safety Group's subsidiaries with an allocation or charge to be made for services rendered to Safety Group.

    The following table sets forth information with respect to compensation earned by our Chief Executive Officer and President and by our four other most highly compensated executive officers for the fiscal year ended December 31, 2001. In this prospectus, we refer to these individuals as our Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                               ANNUAL COMPENSATION   ------------
                                               -------------------      AWARDS         ALL OTHER
NAME AND PRINCIPAL POSITION                     SALARY     BONUS         SARS       COMPENSATION(1)
---------------------------                    --------   --------   ------------   ---------------
David F. Brussard............................  $500,460   $758,750                     $1,062,477
  President and Chief
  Executive Officer

Daniel F. Crimmins...........................   162,756         --                        361,737
  Vice President

Robert J. Kerton.............................   181,656         --                        316,089
  Vice President

Daniel D. Loranger...........................   236,256    151,750                        543,005
  Vice President

Edward N. Patrick, Jr........................   225,756    151,750                        533,889
  Vice President

------------------------

(1) Includes (A) a change-in-control bonus paid in October 2001 upon the Acquisition pursuant to employment contracts with Safety Insurance's prior owners (Mr. Brussard--$430,154; Mr. Crimmins--$214,796;
    Mr. Kerton--$183,138; Mr. Loranger--$324,034; and Mr. Patrick--$324,034);
    (B) a transaction bonus earned in 2001 for achieving certain operating results of the business of Safety up to the closing of the Acquisition payable by Safety Group in March 2002 in the following amounts:
    Mr. Brussard--$217,863 (additional $200,000 in March 2003),
    Mr. Crimmins--$53,699, Mr. Kerton--$45,785, Mr. Loranger--$80,634, and
    Mr. Patrick--$80,634; (C) term life insurance premiums
    (Mr. Brussard--$2,659, Mr. Crimmins--$5,635, Mr. Kerton--$3,536,
    Mr. Loranger--$8,483, and Mr. Patrick--$1,555); (D) contributions to Safety Insurance's former employee stock ownership plan ($35,000 worth of Thomas Black Corporation stock for each Named Executive Officer); and
    (E) contributions to Safety Insurance's former supplemental executive stock ownership plan (Mr. Brussard--$176,801, Mr. Crimmins--$52,607, Mr. Kerton-- $48,630, Mr. Loranger--$94,854, and Mr. Patrick--$92,666). Both the employee stock ownership plan and the supplemental executive stock ownership plan were terminated in connection with the Acquisition; therefore, no additional contributions were made to any Named Executive Officer under these two plans following October 16, 2001. For a description of the rights granted to the Management Team, including the Named Executive Officers, upon the closing of the Acquisition, see "Certain Relationships and Related Transactions."

    STOCK APPRECIATION RIGHTS

    The following table sets forth the stock appreciation rights, or SARs, granted during the fiscal year ended December 31, 2001 to each of our Named Executive Officers. The assumed rates of appreciation of 5% and 10% compounded annually are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price performance. Since all outstanding SARs will be automatically exercised at the offering price upon the closing of this offering, the actual gains on the SAR grants shown below depend on the price to the public in this offering.

                         SAR GRANTS IN LAST FISCAL YEAR

                                  INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
-------------------------------------------------------------------------------------      VALUE AT ASSUMED
                                                  PERCENT OF                             ANNUAL RATES OF STOCK
                                                  TOTAL SARS                            PRICE APPRECIATION FOR
                                                  GRANTED TO                              A FIVE-YEAR TERM(3)
                                NUMBER OF SARS   EMPLOYEES IN   EXERCISE   EXPIRATION   -----------------------
NAME                              GRANTED(1)     FISCAL YEAR     PRICE      DATE(2)        5%            10%
----                            --------------   ------------   --------   ----------   --------       --------
David F. Brussard.............

Daniel F. Crimmins............

Robert J. Kerton..............

Daniel D. Loranger............

Edward N. Patrick, Jr.........

------------------------

(1) Upon the date of this offering, all SARs awarded to the Management Team, including to the Named Executive Officers, will become fully vested and exercised.

(2) If the employment of a Named Executive Officer is terminated before this offering for material breach, cause, or voluntary termination, all of the officer's SARs are forfeited. If the employment of a Named Executive Officer is terminated for any other reason, all of the officer's nonvested SARs are forfeited and all of the officer's vested SARs are subject to repurchase by Safety Group.

(3) Because the expiration date of the SARs is not certain, we have chosen to set forth in this column the potential realizable value of each grant of
    SARs, assuming that the market price of the underlying security appreciates in value from the date of the grant of the SARs, October 16, 2001, for a five-year term, at the annual compounded rates of 5% and 10%, respectively.

    The following table provides information with respect to each Named Executive Officer, concerning the number of unexerciseable SARs held as of December 31, 2001 and the value of unexercised in-the-money SARs held as of December 31, 2001.

                           FISCAL YEAR-END SAR VALUES

                                                       NUMBER OF SARS    VALUE OF UNEXERCISED
                                                         AT FISCAL        IN-THE-MONEY SARS
                                                          YEAR-END        AT FISCAL YEAR-END
NAME                                                  UNEXERCISABLE(1)     UNEXERCISABLE(1)
----                                                  ----------------   --------------------
David F. Brussard...................................

Daniel F. Crimmins..................................

Robert J. Kerton....................................

Daniel D. Loranger..................................

Edward N. Patrick, Jr...............................

------------------------

(1)  There were no SARs exercisable as of December 31, 2001.

    EMPLOYMENT-RELATED AGREEMENTS

    Safety Insurance has entered into certain agreements with the Named Executive Officers and with a number of our other key executives.

    DAVID F. BRUSSARD. Under his employment agreement with Safety Insurance, Mr. Brussard has agreed to serve as Chief Executive Officer and President of Safety Insurance for an initial term ending December 31, 2006 and automatically renewing for successive one-year terms thereafter, subject to at least 180 days' advance notice by either party of a decision not to renew the employment agreement. Under the terms of the employment agreement, Mr. Brussard is entitled to receive a minimum annual salary of $500,460, as increased on an annual basis to reflect increases in the cost of living index specified therein. As determined in the sole discretion of the board of directors, Mr. Brussard will also be paid an annual bonus of not less than 35% of the total amount of bonuses paid in such year to persons that were high-ranking officers of Safety Insurance on October 16, 2001. In addition, Mr. Brussard was paid a transaction bonus of $217,863 on March 31, 2002 and will be paid a transaction bonus of $200,000 on March 31, 2003, respectively, as a result of the consummation of the Acquisition. Mr. Brussard is also entitled to certain perquisites, including reimbursement of expenses, paid vacations, health, life and other similar insurance benefits and a car, all as determined by the board of directors of Safety Insurance.

    OTHER NAMED EXECUTIVE OFFICERS. On October 16, 2001, Safety Insurance entered into employment contracts with each of Mr. Crimmins, Mr. Kerton, Mr. Loranger and Mr. Patrick. Each of these employment agreements has an initial term ending December 31, 2004 and automatically renews for successive one-year terms unless either party provides written notice not to renew at least
180 days prior to the scheduled expiration date.

    Under their respective employment agreements, Messrs. Crimmins, Kerton, Loranger and Patrick are paid annual salaries of $162,756, $181,656, $236,256 and $225,756, respectively, as increased on an annual basis to reflect increases in the cost of living index specified therein. As determined in the sole discretion of the board of directors of Safety Insurance, Messrs. Crimmins, Kerton, Loranger and Patrick are paid an annual bonus based on their performance. In addition, Messrs. Crimmins, Kerton, Loranger and Patrick were paid transaction bonuses of $53,699, $45,785, $80,634 and $80,634, respectively, on March 31, 2002 as a result of the consummation of the Acquisition, and are also entitled to certain perquisites, including reimbursement of expenses, paid vacations, health, life and other similar insurance benefits. Mr. Crimmins will also be provided the use of a Company car of such make and model and upon such terms and conditions as the board of directors of Safety Insurance shall determine.

    PROVISIONS COMMON TO EACH NAMED EXECUTIVE OFFICERS' EMPLOYMENT
AGREEMENT. Certain provisions are common to each of the Named Executive Officers' employment agreements. These common provisions include, among other things, the following:

    - if the executive's employment is terminated by us for a reason other than cause, death, disability or continuous poor performance, or is terminated by the executive for good reason or as a result of Safety Insurance's willful and material violation of the Named Executive Officer's employment agreement or certain other agreements between the executive and the Company, then Safety Insurance will pay the executive his full annual salary and provide other customary benefits through the remaining portion of the term of his employment agreement;

    - each executive has agreed not to disclose confidential information of Safety Insurance; and

    - each executive has agreed not to compete against Safety Insurance during any period in which he is being paid pursuant to the terms of his employment agreement.

    EXECUTIVE INCENTIVE COMPENSATION PLAN

    Safety Insurance established its Executive Incentive Compensation Plan so that it and related companies may provide executive and management employees selected by Safety Insurance's board of directors, including the Named Executive Officers, with an opportunity to build additional financial security, thereby attracting and retaining key employees. All of our Named Executive Officers are eligible for this plan. Under the plan, an annual allocation amount is made to a bonus pool as of the last day of each calendar year, beginning with calendar year 2002 and ending with the calendar year before the calendar year in which a change of control occurs. The annual allocation amount for each year is based on a percentage of Safety Insurance's and Safety Indemnity's combined statutory net income.

    At the end of each calendar year, the board of Safety Insurance reviews the performance of eligible individuals, and in its sole discretion, allocates the entire amount in the bonus pool among such eligible individuals. The portion of the bonus pool allocated to an eligible individual is credited to an account established for the individual. Amounts credited to individual accounts do not accrue interest or earn income of any kind. The balance of an individual's account is distributed in a lump sum as soon as practicable after the first day on which the individual is no longer employed by Safety Insurance or any related company, regardless of the reason for termination of employment. The plan may be amended or terminated by the board of Safety Insurance at any time, provided that no amendment or termination may materially adversely affect the rights of any participant with respect to the calendar years ended prior to the date on which such amendment or termination is adopted by the board of Safety Insurance.

    SAR AGREEMENTS WITH OUR NAMED EXECUTIVE OFFICERS

    We entered into stock appreciation rights agreements, or SAR Agreements, with our Named Executive Officers and a limited number of other employees of Safety on October 16, 2001. The agreements designate the number of "covered shares" for each Named Executive Officer. The number of covered shares granted
to the Named Executive Officers is       for Mr. Brussard,       for
Mr. Crimmins,       for Mr. Kerton,       for Mr. Loranger and       for
Mr. Patrick. The exercise price for each SAR is       per share. The number of
covered shares and the exercise price of such shares is subject to adjustment to reflect stock splits, stock dividends, and other changes in Safety Group's capital structure. The SARs do not entitle their holders to acquire actual shares of common stock, but instead only to receive payments based on any appreciation of our share price.

    The stock appreciation rights will become fully vested and will be exercised upon the date of this offering. As soon as practicable after the exercise of the stock appreciation rights with respect to a share of our common stock, the participant will receive a cash payment from us equal to the public offering price over the exercise price per share.

    2001 RESTRICTED STOCK PLAN

    On October 16, 2001, we adopted the 2001 Restricted Stock Plan for employees and other persons providing services to any related company. The purpose of the plan is to promote our success and to attract and retain valuable employees and other persons providing services to our related companies by linking the personal interests of such persons to those of our stockholders. The maximum number of shares of common stock with respect to which awards may be granted
under the plan is      ; provided, however, that this limitation is subject to
adjustment to reflect stock splits, stock dividends, and other changes in Safety Group's capital structure.

    Our board of directors has the authority to determine the persons to whom restricted shares are granted, the times when such shares will be granted, the number of shares to be granted and the terms and conditions of each award, including, without limitation, those related to dividends. Participants may vote the restricted shares granted under the plan. Restricted share awards will vest according to the terms established by the board of directors at the time restricted shares are granted. Vesting, however, is contingent upon continuous employment. Unless otherwise determined by our board, upon a participant's termination of employment, all of the participant's restricted shares not yet vested will be forfeited. Our board of directors has the right to amend or terminate this plan at any time, subject to certain limitations, but no amendment or termination may alter the rights of a participant under any awards previously granted.

    On October 16, 2001, we entered into restricted stock agreements with
Mr. Brussard and Mr. Loranger. Under our Restricted Stock Plan and these
restricted stock agreements,   and
shares are subject to restricted stock agreements between us and Messrs. Brussard and Loranger, respectively. The restricted shares will vest in full upon the earlier of the consummation of a change of control, a public offering or according to the schedule contained in the 2001 Restricted Stock Plan. See "Certain Relationships and Related Transactions."

    2002 MANAGEMENT OMNIBUS INCENTIVE PLAN

    Our board of directors has adopted the 2002 Management Omnibus Incentive Plan to attract, retain and motivate selected officers and key employees of Safety through the granting of stock-based compensation awards. The plan provides for a variety of awards, including nonqualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), stock appreciation rights, restricted stock awards, contingent stock awards and phantom stock units. The maximum number of shares of common stock with respect to which awards may be granted under the
plan is             . This share limitation and the per-share price of such
shares is subject to adjustment to reflect stock splits, stock dividends and changes in Safety Group's capital structure. Shares of stock covered by an award under the plan that are forfeited will again be available for issuance in connection with future grants of awards under the plan.

    The compensation committee of our board of directors will have broad authority to administer the plan, including the authority to select plan participants, determine when awards will be made, determine the type and amount of awards, determine the exercise price of options and stock appreciation rights, determine any limitations, restrictions or conditions applicable to each award, determine the terms of any instrument that evidences an award, determine the manner in which awards may be exercised and interpret the plan's provisions. Awards under the plan are generally granted for a ten-year term, but may terminate earlier if the participant's employment terminates before the end of such term.

    If, while any award granted under the plan remains outstanding, a change of control of Safety Group occurs, then all stock options and stock appreciation rights outstanding at the time of the change of control will become exercisable in full immediately prior to the change of control, all restrictions with respect to restricted stock awards and contingent stock awards will lapse and be settled by a payment in cash or shares (at the committee's discretion) to each holder, and all phantom stock units will become immediately payable in cash or shares (at the committee's discretion).

    The plan may be suspended, amended or terminated at any time by the board, including amending any form of award agreement or instrument to be executed pursuant to the plan. However, no amendment or termination of the plan may, without the affected individual's consent, alter or impair any rights or obligations under any award previously granted under the plan.

    SAFETY INSURANCE 401(K) RETIREMENT PLAN

    Prior to the adoption of our employee stock ownership plan, our subsidiary, Thomas Black Insurance Agency, which is the employer of all our employees, adopted the Thomas Black Insurance Agency, Inc. and Affiliates Profit Sharing Retirement Plan. After the adoption of our employee stock ownership plan, none of the Named Executive Officers received any contributions under this profit-sharing retirement plan. On January 1, 2002, we amended and restated this plan to be a 401(k) retirement plan only and renamed it the Safety Insurance 401(k) Retirement Plan. This new plan provides that participants may elect to defer up to 15% of their compensation for investment in various accounts designated by the participant. All employees over age 21 are participants in the plan, although each participant elects whether to defer salary under the plan. Safety Insurance makes matching contributions on behalf of participants employed by Safety on the last day of the year in an amount equal to 50% of the first 8% of the participant's compensation contributed to the plan. Matching contributions vest ratably over a five-year period. Contributions by participants or by us to the plan, and income earned on contributions, are generally not taxable until withdrawn from the plan.

                           OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information regarding the beneficial ownership of our common stock, as of the date of the initial public offering and in each case assuming the occurrence of the Preferred Share Exchange, by:

    - each person that we believe will own beneficially more than 5% of the outstanding shares of our common stock;

    - each director, director nominee and executive officer; and

    - all of our directors, director nominees and executive officers as a group.

    Except as stated below, each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder. As of April 25, 2002, there were 23 holders of shares of our common stock.

                                                            NUMBER OF   PERCENT PRIOR   PERCENT AFTER
NAME                                                         SHARES      TO OFFERING      OFFERING
----                                                        ---------   -------------   -------------
David F. Brussard,........................................
  Chief Executive Officer,
  President and Director
William J. Begley, Jr.,...................................
  Chief Financial Officer and Secretary
A. Richard Caputo, Jr.,...................................
  Director(1)
Daniel F. Crimmins,.......................................
  Vice President--Marketing
John W. Jordan II,........................................
  Director(2)
Robert J. Kerton,
  Vice President--Casualty Claims
David E. Krupa,...........................................
  Vice President--Property Claims
Daniel D. Loranger,
  Vice President--Management
  Information Systems
Edward N. Patrick, Jr.....................................
  Vice President--Underwriting
David W. Zalaznick,.......................................
  Director(1)
Bruce R. Berkowitz,.......................................
  Nominee for Director(3)
David W. McKown,..........................................
  Nominee for Director
  TOTAL
  Directors, Director Nominees and Officers
                                                            ---------     ---------       ---------
Jonathan F. Boucher(1)....................................
  c/o The Jordan Company LLC
  767 Fifth Avenue
  48th Floor
  New York, NY 10153
Fairholme Partners, L.P.(4)...............................
  51 JFK Parkway
  Short Hills, NJ 07078

                                                            NUMBER OF   PERCENT PRIOR   PERCENT AFTER
NAME                                                         SHARES      TO OFFERING      OFFERING
----                                                        ---------   -------------   -------------
JZ Equity Partners plc(5).................................
  17a Curzon Street
  London, W1J 5HS England
Leucadia Investors, Inc.(6)...............................
  315 Park Avenue South
  New York, NY 10010
TCW/Crescent Mezzanine Partners III, L.P.(7)..............
  865 South Figueroa Street
  Suite 1800
  Los Angeles, CA 90017
  TOTAL
  Five Percent and Greater Stockholders...................
                                                            ---------     ---------       ---------

------------------------

(1) Mr. Caputo is a partner, Mr. Zalaznick is a managing partner and Mr. Boucher is a partner of The Jordan Company LLC, the private merchant banking firm that sponsored the Acquisition.

(2) Mr. Jordan is a managing partner of The Jordan Company LLC, the private merchant banking firm that sponsored the Acquisition. The John W. Jordan,
    II Rev. Trust, a revocable trust of which Mr. Jordan is the trustee, is the record owner of these shares of our common stock. Mr. Jordan has the power to direct the voting of these shares.

(3) Mr. Berkowitz is a general partner of Fairholme Partners, L.P., and may be deemed a beneficial owner of our shares of common stock owned by Fairholme
    Partners, L.P. Mr. Berkowitz's address is c/o Fairholme Capital Management L.L.C., 51 JFK Parkway, Short Hills, NJ 07078.

(4) The managing general partner of Fairholme Partners, L.P. is Fairholme Capital Management L.L.C., which may be deemed a beneficial owner of our shares of common stock owned by Fairholme Partners, L.P. Fairholme Capital Management L.L.C.'s address is 51 JFK Parkway, Short Hills, NJ 07078.

(5) JZ Equity Partners plc is an investment trust listed on the London Stock Exchange. Its business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/ Zalanick Advisors, Inc., a Delaware corporation, based in New York, that is its sole investment advisor. The Jordan Company LLC is an affiliate of Jordan/Zalanick
    Advisors, Inc. JZ Equity Partners plc is governed by a board of independent directors.

(6) Leucadia Investors, Inc. is an indirect subsidiary of Leucadia National Corporation, which may be deemed a beneficial owner of our shares of common stock owned by Leucadia Investors, Inc. An affiliate of Leucadia National Corporation is a minority investor in The Jordan Company LLC. Leucadia National Corporation's address is 315 Park Avenue South, New York, NY 10010.

(7) TCW/Crescent Mezzanine Partners III, L.P., of which TCW/Crescent Mezzanine III, LLC is the general partner and investment advisor, is the record owner of 20,222.1 shares of our common stock; TCW/Crescent Mezzanine Trust III, a trust of which Wilmington Trust Company is the trustee and TCW/Crescent Mezzanine III, LLC is the investment advisor, is the record owner of 1,054.5 shares of our common stock; and TCW/Crescent Mezzanine Partners III Netherlands, L.P., of which TCW/Crescent Mezzanine LLC is the general partner and investment advisor, is the record owner of 276.6 shares of our common stock. TCW Asset Management Company is the manager and sole member of TCW/Crescent Mezzanine L.L.C. and is affiliated with the TCW Group, Inc., an indirect subsidiary of Societe Generale, S.A. Societe Generale, S.A., a corporation organized under the laws of France, may be deemed a beneficial owner of our shares of common stock owned by TCW/Crescent Mezzanine Partners III, L.P., TCW/Cresent Mezzanine Trust III or TCW/Crescent Mezzanine Partners III Netherlands, L.P. Societe Generale's address is 2 place de la Coupole, 92078 Paris-La Defense Cedex, France.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Our Management Team and the Investors consummated the Acquisition of Thomas Black Corporation in October 2001. See "The Acquisition." The following discussion summarizes material agreements we entered in connection with the Acquisition.

    We entered into a subscription agreement with members of our Management Team. Under the subscription agreement, the members of the team purchased an
aggregate of       shares of our common stock, representing 27.8% of our
outstanding common stock as of the closing of the Acquisition. The aggregate cash consideration for the shares purchased was $695,000, which we loaned to
them pursuant to the arrangements described below. Of these       shares,
shares are subject to a restricted stock agreement between us and Mr. Brussard
and         shares are subject to a restricted stock agreement between us and
Mr. Loranger. These agreements provide that the restricted stock is forfeited unless the holders of the restricted stock remain employed with us. If any portion of the restricted stock is forfeited, these officers will not be obligated to pay that portion of the loan relating to such forfeited stock. Under these restricted stock agreements, the restricted shares will vest upon the consummation of the offering.

    We issued promissory notes to, and entered into pledge agreements with, each member of the Management Team. Pursuant to the notes, we loaned these officers an aggregate of $695,000 in order to purchase our common stock in connection with the Acquisition. Pursuant to the pledge agreements, the Management Team members pledged our common stock to us as security for the loans made under the notes. Each note bears interest at a rate of 5% annually and is due and payable on the earlier of December 31, 2011 or 90 days after the Management Team member ceases to be our employee. Each employee may prepay his note at any time without penalty. At December 31, 2001, there was $695,000 outstanding under these loans.

    Further, at the time of the closing of the Acquisition, each member of our Management Team entered into an agreement under which he agreed not to receive certain bonuses to which he would have been entitled following the closing. These bonuses, which would have been payable over the three years following the closing assuming the members of our Management Team remained employed by us or left employment for good reason, would have totaled $16 million in the aggregate.

    The subscription agreement we entered into with our Management Team provides that if the employment by us of a member of our Management Team is terminated, we may repurchase from the terminated manager, or the terminated manager may cause us to repurchase, the manager's common stock for a minimum price per share as specified in the subscription agreement. Depending upon the reason for and date of a manager's termination, the aggregate purchase price for the common stock held by our Management Team, for purposes of this provision, ranges from $695,000 to $10.2 million. These repurchase provisions in the subscription agreement will terminate automatically upon the closing of this offering.

    In connection with the Acquisition, we entered into an agreement with members of our Management Team to indemnify them for any tax loss they may incur in connection with the purchase of our common stock at the time that Safety Group acquired Thomas Black Corporation, due to a determination by the Internal Revenue Service that the value of such stock was higher than the purchase price agreed upon by Safety Group and our Management Team. The agreement provides that in such case we would pay the executives an amount such that, after payment of taxes on the payment, they would retain an amount equal to (i) the excess value of the common stock multiplied by a percentage equal to the difference between the combined U.S. federal, state and local tax rate on ordinary income and the combined U.S. federal, state and local tax rate on long-term capital gains, plus
(ii) related interest, penalties or additions, and the executive's portion of applicable payroll taxes, if any. Under the agreement, we would also loan to members of our Management Team an amount equal to the excess value of the common stock (as determined by the Internal Revenue Service) multiplied by the applicable capital gains tax rate, which loan would be secured by the common stock owned by such executive.

    We also entered into a subscription agreement with certain of our other stockholders in connection with the Acquisition. The parties included, among others, Leucadia Investors, Inc., and Messrs. Jordan, Zalaznick and Caputo, who are directors of our Company. Under these agreements, these stockholders
purchased an aggregate of       shares of our common stock for an aggregate
purchase price of $0.9 million. We also entered into a purchase agreement with JZ Equity Partners plc, an investment trust listed on the London Stock Exchange which is advised by an affiliate of The Jordan Company. Under this agreement, JZ
Equity Partners purchased       shares of our common stock for an aggregate
purchase price of $0.9 million, 22,400 shares of our preferred stock for a purchase price of $22.4 million, and $30 million aggregate principal amount of our senior subordinated notes for $30 million. JZ Equity Partners subsequently sold a portion of the common stock, preferred stock and subordinated notes it purchased to other third parties. Concurrently with the offering, we will enter into the Preferred Share Exchange with all the holders of our preferred stock. Further, the senior subordinated notes will be repaid in full with a portion of the net proceeds of the offering. See "Use of Proceeds."

    At the closing of the Acquisition, we entered into a stockholders agreement with our Management Team and the Investors. Under the stockholders agreement, the parties agreed to vote for the board of directors nominated in the agreement. The stockholders agreement restricts each stockholder's ability to transfer or otherwise dispose of shares of our common stock, except to certain of their affiliates, charitable organizations or us, or pursuant to a public offering or a Rule 144 sale under the Securities Act of 1933. The stockholders agreement entitles the parties to certain other rights in connection with the shares of common stock, including rights of first refusal and rights to participate in sales made by other stockholders. Further, the stockholders agreement provides that a change of control of the Company requires the consent of our Management Team's representative on the board of directors. In the event such consent has not been obtained, we may repurchase the common stock held by our Management Team for an aggregate price of $10.2 million. The stockholders agreement also entitles the parties to rights to register their common stock in specified circumstances. See "Common Stock Eligible For Future Sale." All the foregoing provisions of the stockholders agreement will terminate upon the offering, other than the registration rights.

    We also entered into a management consulting agreement with TJC Management Corporation, an affiliate of The Jordan Company. Under the management consulting agreement, TJC Management renders consulting services to us in connection with our financial and business affairs, our relationships with lenders, stockholders and other third parties, and the expansion of our business. The management consulting agreement renews automatically for successive one-year terms starting December 31, 2011 unless terminated pursuant to its provisions. Under the agreement, TJC Management is entitled to a management fee of $1.0 million per year. We have agreed with TJC Management to terminate the $1.0 million annual management fee and the services rendered by TJC Management for that fee at the closing of the offering. We will pay TJC Management $4.0 million at the closing of this offering in consideration for services rendered to us in connection with the offering and the termination of the annual management fee.

    After this offering, we will continue to pay TJC Management the following fees:

    - an investment banking and sponsorship fee of up to 2% of the aggregate consideration (i) paid by us in connection with any acquisition by us of all or substantially all the outstanding capital stock, warrants or options or substantially all the business or assets of another individual or business entity, or (ii) paid to us in connection with any sale by us of all or substantially all of our stock, warrants, options, business or assets or the stock, warrants, options, business or assets of any of our subsidiaries;

    - a financial consulting fee of up to 1% of the amount obtained or made available to us pursuant to any debt, equity or other financing by us with the assistance of TJC Management; and

    - an amount equal to TJC Management's out-of-pocket expenses, including an allocable amount of TJC Management's overhead expenses attributable to services provided to us.

    In consideration for services rendered in connection with the Acquisition and the related financings, we paid TJC Management approximately $2.5 million upon the closing of the Acquisition in lieu of the amounts that otherwise would have been due under the management consulting agreement.

                     COMMON STOCK ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering and the Preferred Share Exchange, we will
have a total of             common shares outstanding. All of the
shares (            shares if the underwriters exercise the over-allotment
option in full) sold in the offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

    The remaining             common shares outstanding will be "restricted
securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

    In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

    Pursuant to the stockholders agreement, our Management Team and the Investors have certain demand registration rights which will continue to apply to all of such shares after the offering. At any time after one year following the date of this offering, such stockholders may request that we file a registration statement under the Securities Act covering their shares, as long as the aggregate purchase price for the proposed registration is greater than $25 million and represents an offering of at least 5% of our outstanding common stock. Upon receipt of any such request, we generally will be required to use our best efforts to effect such registration. We are not required to effect any registration requested by a stockholder if we have effected two or more registration statements for such stockholder or if we have effected any registration (other than on Form S-3 or any successor form relating to secondary offerings) within six months prior to such request. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all such registrations.

    Pursuant to the stockholders agreement, our Management Team and the Investors also have certain "piggyback" registration rights with respect to our shares of common stock. Accordingly, if we propose to register any of our securities, either for our own account or for the account of other stockholders, with certain exceptions, we are required to notify such stockholders and to include in such registration all the shares of common stock requested to be included by them, subject to rejection of such shares under certain circumstances by an underwriter.

    No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. See "Risk Factors--Future sales of substantial amounts of our common stock in the public market, or the possibility of such future sales, could adversely affect the market price of our common stock."

    Our officers and directors and all holders of our outstanding shares of common stock have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or exercise any right with respect to the registration of our common stock or any security convertible into or exercisable or exchangeable for any shares of our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of select provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, and of the Delaware General Corporation Law is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our certificate of incorporation and bylaws, which are filed as exhibits to our registration statement of which this prospectus forms a part, and to the provisions of Delaware law. See "Where You Can Find More Information" for information on where to obtain a current copy of our certificate of incorporation and our bylaws.

GENERAL

    At the time of the closing of the offering, the authorized capital stock of
Safety Insurance Group, Inc. will consist of             shares of common stock
and             shares of preferred stock.

COMMON STOCK

    Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of our common stock are, and the shares of common stock issued by us in the initial public offering, when issued, will be, fully paid and nonassessable. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below. For a discussion of certain registration rights held by our Management Team and the Investors under the stockholders agreement, please see "Common Stock Eligible For Future Sale."

AUTHORIZED PREFERRED STOCK

    Immediately prior to the closing of this offering, we will convert all of our outstanding preferred shares into our common shares in the Preferred Share Exchange.

    Subject to the approval by holders of shares of any class or series of preferred stock, to the extent such approval is required, our board of directors will have the authority following the closing of the offering to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders.

CERTAIN PROVISIONS OF OUR CERTIFICATE AND BYLAWS AND OF DELAWARE LAW

    A number of provisions of our certificate of incorporation and our bylaws deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of our certificate of incorporation, our bylaws and certain Delaware laws that might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult. Some of the provisions of Massachusetts insurance law may also have an anti-takeover effect. See

"Supervision and Regulation--Acquisition of Control of a Massachusetts Domiciled Insurance Company."

    COMMON STOCK. Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

    PREFERRED STOCK. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of, and the voting and the other rights of the holders of, our common stock.

    CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. Our certificate of incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our certificate of incorporation also provides that directors may be removed only for "cause" and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our certificate of incorporation authorizing our board of directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of our entire board of directors or our president. Stockholders may not call a special meeting or require that our board of directors call a special meeting of stockholders.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR
NOMINEES. Our bylaws provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders' meeting, the stockholder must submit written notice to us not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

    VOTING REQUIREMENTS ON AMENDING OUR CERTIFICATE OF INCORPORATION OR
BYLAWS. Our certificate of incorporation provides that amendments to certain provisions of the certificate of incorporation, including those related to the composition of our board of directors and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. All amendments to our bylaws require either:
(i) approval by a majority of our entire board of directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote.

    BUSINESS COMBINATION STATUTE.  Following the offering, we will be subject to
Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Because we were not subject to Section 203 prior to the offering, none of our current stockholders would as of the time of the offering be considered an interested stockholder.

LIMITATIONS ON DIRECTOR LIABILITY

    Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or
(iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by
Section 102(b)(7) of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is      .

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2002, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock.

                                                               NUMBER OF
                                                                SHARES
UNDERWRITER                                                   -----------
Credit Suisse First Boston Corporation......................
Jefferies & Company, Inc....................................
                                                              -----------

Total.......................................................
                                                              ===========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to   additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $      per share. The
underwriters and selling group members may allow a discount of $           per
share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we will pay:

                                                        PER SHARE                      TOTAL
                                                --------------------------   --------------------------
                                                WITHOUT OVER-   WITH OVER-   WITHOUT OVER-   WITH OVER-
                                                  ALLOTMENT     ALLOTMENT      ALLOTMENT     ALLOTMENT
                                                -------------   ----------   -------------   ----------
Underwriting Discounts and Commissions paid by
  us..........................................        $              $             $              $
Expenses payable by us........................        $              $             $              $

    The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. However, during this 180-day period, we may register shares of our common stock on Form S-8 under the Securities Act, grant options to purchase shares of our common stock under our stock option plan (so long as such options are not exercisable within the 180-day period) and issue shares upon the exercise of stock options outstanding on the date of this prospectus.

    Our officers and directors and all holders of our outstanding shares of common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price will include:

    - our future prospects and those of our industry in general;

    - our sales, earnings and other financial and operating information in recent periods; and

    - the price-earnings ratios, price-book value ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

    We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

    - where required by law, that the purchaser is purchasing as principal and not as agent; and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock offered hereby will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, and for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Safety Holdings, Inc. and its subsidiaries as of December 31, 2001 and 2000, for the successor period
October 16, 2001 through December 31, 2001, for the predecessor period
January 1, 2001 through October 15, 2001 and for the predecessor years ended December 31, 2000 and 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

    Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm.

                             SAFETY HOLDINGS, INC.

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   PAGE(S)
                                                              -----------------
CONSOLIDATED FINANCIAL STATEMENTS:

  Reports of Independent Accountants........................       F-2-F-3

  Statements of Operations..................................         F-4

  Balance Sheets............................................         F-5

  Statements of Changes in Stockholders' Equity.............         F-6

  Statements of Comprehensive Income........................         F-7

  Statements of Cash Flows..................................         F-8

  Notes to Consolidated Financial Statements................      F-9-F-26

FINANCIAL STATEMENT SCHEDULES:

Report of Independent Accountants on Financial Statement Schedules

                        Summary of investments other than investments in related
I.                      parties

II.                     Condensed financial information of the Registrant

III.                    Supplementary insurance information

IV.                     Reinsurance

V.                      Valuation and qualifying accounts

                        Supplemental information concerning property and casualty
VI.                     insurance underwriters

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Safety Holdings, Inc.

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 2 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

"In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Safety Holdings, Inc. and its subsidiaries at December 31, 2001 and the results of their operations and their cash flows for the period October 16, 2001 through December 31, 2001 in conformity with accounting practices generally accepted in the United States of America. These financial statements are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion."

Boston, Massachusetts
March 15, 2002, except
as to Note 2, which is as of       , 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Safety Holdings, Inc.

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 2 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

"In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Safety Holdings, Inc. and its subsidiaries (formerly Thomas Black Corporation) at December 31, 2000 and the results of their operations and their cash flows for the period January 1, 2001 through October 15, 2001 and for the years ended December 31, 2000 and 1999, in conformity with accounting practices generally accepted in the United States of America. These financial statements are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

Boston, Massachusetts
March 15, 2002, except
as to Note 2, which is as of       , 2002

                             SAFETY HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      PREDECESSOR
                                                                      ------------    SUCCESSOR
                                          PREDECESSOR YEAR ENDED       JANUARY 1,    OCTOBER 16,
                                               DECEMBER 31,           2001 THROUGH   2001 THROUGH
                                        ---------------------------   OCTOBER 15,    DECEMBER 31,
                                            1999           2000           2001           2001
                                        ------------   ------------   ------------   ------------
Premiums earned, net..................  $300,019,706   $381,412,772   $347,097,502   $100,174,939
Investment income.....................    23,869,598     26,888,921     22,245,826      5,359,484
Net realized gains (losses) on sales
  of investments......................     8,102,117     (1,245,814)      (765,603)    (4,283,881)
Finance and other service income......    10,989,199     12,656,212     10,558,839      2,949,509
                                        ------------   ------------   ------------   ------------
        Total income..................   342,980,620    419,712,091    379,136,564    104,200,051
                                        ------------   ------------   ------------   ------------
Losses and loss adjustment expenses...   225,241,489    275,138,498    276,383,024     75,559,483
Underwriting, operating and related
  expenses............................    91,356,639    115,566,939     89,297,277     28,971,189
Transaction expenses..................            --        406,178      5,604,509      3,873,805
Interest expenses.....................     1,418,197      1,070,974        549,839      1,823,052
                                        ------------   ------------   ------------   ------------
        Total expenses................   318,016,325    392,182,589    371,834,649    110,227,529
                                        ------------   ------------   ------------   ------------
Income (loss) before income taxes.....    24,964,295     27,529,502      7,301,915     (6,027,478)
                                        ------------   ------------   ------------   ------------
Income tax expense (benefit)
  Current.............................     7,820,768     10,474,464        659,672        264,892
  Deferred............................       845,566     (2,219,098)     1,018,038     (1,497,206)
                                        ------------   ------------   ------------   ------------
        Total income tax expense
          (benefit)...................     8,666,334      8,255,366      1,677,710     (1,232,314)
                                        ------------   ------------   ------------   ------------
Net income (loss) before extraordinary
  item................................    16,297,961     19,274,136      5,624,205     (4,795,164)
Excess of fair value of acquired net
  assets over cost....................            --             --             --    117,522,929
                                        ------------   ------------   ------------   ------------
        Net income....................  $ 16,297,961   $ 19,274,136   $  5,624,205   $112,727,765
                                        ============   ============   ============   ============
Dividends on mandatorily redeemable
  preferred stock.....................            --             --             --       (280,000)
                                        ------------   ------------   ------------   ------------
Net income available to common
  stockholders........................  $ 16,297,961   $ 19,274,136   $  5,624,205   $112,447,765
                                        ============   ============   ============   ============
Earnings (loss) per common share:
  Net income (loss) available to
    common stockholders before
    extraordinary item--basic and
    diluted...........................  $              $              $              $
                                        ============   ============   ============   ============
Earnings (loss) per common share:
  Net income available to common
    stockholders......................  $              $              $              $
                                        ============   ============   ============   ============
Weighted average number of common
  shares outstanding--basic and
  diluted.............................
                                        ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SAFETY HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              PREDECESSOR     SUCCESSOR
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           2001
                                                              ------------   ------------
ASSETS
Investment securities available for sale:
  Bonds.....................................................  $450,084,383   $507,292,137
  Preferred stocks..........................................    13,121,542      9,716,404
  Common stocks.............................................    28,123,885             --
                                                              ------------   ------------
    Total investment securities.............................   491,329,810    517,008,541
Cash and cash equivalents...................................    13,675,755     12,277,860
Accounts receivable, net of allowance for doubtful accounts
  of $225,647 in 2001 and $89,850 in 2000...................   105,833,774    118,243,841
Accrued investment income...................................     5,720,940      5,957,569
Taxes receivable............................................     1,539,277      4,224,221
Notes receivable............................................     1,100,000             --
Receivable from reinsurers related to paid loss and loss
  adjustment expenses.......................................    38,934,593     38,453,797
Receivable from reinsurers related to unpaid loss and loss
  adjustment expenses.......................................    90,296,693     75,179,351
Prepaid reinsurance premiums................................    19,870,265     23,121,324
Deferred policy acquisition costs...........................    27,630,501     31,597,671
Deferred income taxes.......................................    17,032,849     17,707,129
Equipment and leasehold improvements, net...................     3,953,972         10,197
Deferred debt issuance costs................................            --      2,679,084
Equity and deposits in pools................................    15,870,708     11,719,588
Other assets................................................       549,763        559,727
                                                              ------------   ------------
  Total assets..............................................  $833,338,900   $858,739,900
                                                              ============   ============
LIABILITIES
Loss and loss adjustment expense reserves...................  $302,130,921   $302,556,177
Unearned premium reserves...................................   214,349,032    235,793,705
Accounts payable and accrued liabilities....................    45,491,529     39,586,604
Accrued transaction expenses................................            --      2,650,103
Outstanding claims drafts...................................    16,750,846     19,015,385
Payable to reinsurers.......................................    27,856,876     27,128,940
Capital lease obligations...................................       425,995         40,294
Debt........................................................    13,382,562     99,500,000
                                                              ------------   ------------
  Total liabilities.........................................   620,387,761    726,271,208
                                                              ------------   ------------

MANDATORILY REDEEMABLE PREFERRED STOCK......................            --     22,680,000

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDERS' EQUITY
Stockholders' equity:
  Common stock: $0.01 par value; 400,000 shares authorized,
    250,000 outstanding.....................................            --          2,500
  Capital stock: Class A common, $0.01 par value; 2,000,000
    shares authorized; 1,514,000 shares issued..............        15,140             --
  Additional paid-in capital................................     5,813,561      2,497,500
  Accumulated other comprehensive income, net of taxes......     1,652,818     (4,456,833)
  Promissory notes receivable from management...............            --       (702,240)
  Retained earnings.........................................   221,350,214    112,447,765
                                                              ------------   ------------
                                                               228,831,733    109,788,692
  Less:
    Unearned ESOP shares....................................   (10,063,904)            --
    Treasury stock; 555,000 common shares at cost...........    (5,816,690)            --
                                                              ------------   ------------
        Total stockholders' equity..........................   212,951,139    109,788,692
                                                              ------------   ------------
Total liabilities, mandatorily redeemable preferred stock
  and stockholders' equity..................................  $833,338,900   $858,739,900
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SAFETY HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                               ACCUMULATED                    PROMISSORY
                                                  OTHER                         NOTES
                                              COMPREHENSIVE    ADDITIONAL     RECEIVABLE
                                  COMMON      INCOME/(LOSS),     PAID-IN         FROM         RETAINED       TREASURY
                                   STOCK       NET OF TAXES      CAPITAL      MANAGEMENT      EARNINGS        STOCK
                                -----------   --------------   -----------   ------------   ------------   ------------
Balance at December 31,
  1998........................  $    15,140    $ 8,821,847     $ 2,516,339   $        --    $185,778,117   $ (5,816,690)
Net income....................                                                                16,297,961
Change in unearned ESOP
  shares......................
Additional paid-in capital....                                   1,527,251
Other comprehensive income,
  net of deferred federal
  income taxes................                 (18,552,545)
                                -----------    -----------     -----------   ------------   ------------   ------------
Balance at December 31,
  1999........................       15,140     (9,730,698)      4,043,590            --     202,076,078     (5,816,690)
                                -----------    -----------     -----------   ------------   ------------   ------------
Net income....................                                                                19,274,136
Change in unearned ESOP
  shares......................
Additional paid-in capital....                                   1,769,971
                                -----------    -----------     -----------   ------------   ------------   ------------
Other comprehensive income,
  net of deferred federal
  income taxes................                  11,383,516
                                -----------    -----------     -----------   ------------   ------------   ------------
Balance at December 31,
  2000........................       15,140      1,652,818       5,813,561            --     221,350,214     (5,816,690)
                                -----------    -----------     -----------   ------------   ------------   ------------
Net income, January 1 to
  October 15, 2001............                                                                 5,624,205
Change in unearned ESOP
  shares......................
Sale of unearned ESOP
  shares......................                                    (360,095)
Additional paid-in capital....                                   5,641,487
Other comprehensive income,
  net of deferred federal
  income taxes................                   6,597,164
                                -----------    -----------     -----------   ------------   ------------   ------------
Balance at October 15, 2001...       15,140      8,249,982      11,094,953            --     226,974,419     (5,816,690)
                                -----------    -----------     -----------   ------------   ------------   ------------
Purchase transaction..........      (15,140)    (8,249,982)    (11,094,953)           --    (226,974,419)     5,816,690
Issuance of common stock and
  promissory notes from
  management..................        2,500                      2,497,500      (695,000)
Net income, October 16 to
  December 31, 2001...........                                                               112,727,765
Accrued interest on promissory
  notes from management.......                                                    (7,240)
Accrued dividends on
  mandatorily redeemable
  preferred stock.............                                                                  (280,000)
Other comprehensive income,
  net of deferred federal
  income taxes................                  (4,456,833)
                                -----------    -----------     -----------   ------------   ------------   ------------
Balance at December 31,
  2001........................  $     2,500    $(4,456,833)    $ 2,497,500   $  (702,240)   $112,447,765   $         --
                                ===========    ===========     ===========   ============   ============   ============


                                  UNEARNED         TOTAL
                                    ESOP       STOCKHOLDERS'
                                   SHARES         EQUITY
                                ------------   -------------
Balance at December 31,
  1998........................  $(20,166,592)  $171,148,161
Net income....................                   16,297,961
Change in unearned ESOP
  shares......................     4,683,738      4,683,738
Additional paid-in capital....                    1,527,251
Other comprehensive income,
  net of deferred federal
  income taxes................                  (18,552,545)
                                ------------   ------------
Balance at December 31,
  1999........................   (15,482,854)   175,104,566
                                ------------   ------------
Net income....................                   19,274,136
Change in unearned ESOP
  shares......................     5,418,950      5,418,950
Additional paid-in capital....                    1,769,971
                                ------------   ------------
Other comprehensive income,
  net of deferred federal
  income taxes................                   11,383,516
                                ------------   ------------
Balance at December 31,
  2000........................   (10,063,904)   212,951,139
                                ------------   ------------
Net income, January 1 to
  October 15, 2001............                    5,624,205
Change in unearned ESOP
  shares......................     5,033,458      5,033,458
Sale of unearned ESOP
  shares......................     5,030,446      4,670,351
Additional paid-in capital....                    5,641,487
Other comprehensive income,
  net of deferred federal
  income taxes................                    6,597,164
                                ------------   ------------
Balance at October 15, 2001...            --    240,517,804
                                ------------   ------------
Purchase transaction..........            --   (240,517,804)
Issuance of common stock and
  promissory notes from
  management..................                    1,805,000
Net income, October 16 to
  December 31, 2001...........                  112,727,765
Accrued interest on promissory
  notes from management.......                       (7,240)
Accrued dividends on
  mandatorily redeemable
  preferred stock.............                     (280,000)
Other comprehensive income,
  net of deferred federal
  income taxes................                   (4,456,833)
                                ------------   ------------
Balance at December 31,
  2001........................  $         --   $109,788,692
                                ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SAFETY HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                            PREDECESSOR     SUCCESSOR
                                                 PREDECESSOR YEAR ENDED      JANUARY 1,    OCTOBER 16,
                                                      DECEMBER 31,          2001 THROUGH   2001 THROUGH
                                               --------------------------   OCTOBER 15,    DECEMBER 31,
                                                   1999          2000           2001           2001
                                               ------------   -----------   ------------   ------------
Net income...................................  $ 16,297,961   $19,274,136   $ 5,624,205    $112,727,765
Other comprehensive income, net of taxes:
  Unrealized gains on securities available
    for sale: Unrealized holding (losses)
    gains arising during the period, net of
    tax expense (benefit) of $3,899,192 for
    the period October 16, 2001 through
    December 31, 2001 and $3,279,103 for the
    period January 1, 2001 through
    October 15, 2001 and $5,693,550 in 2000
    and $(7,154,091) in 1999.................   (13,286,169)   10,573,737     6,099,522      (7,241,356)
  Plus: reclassification adjustment for
    losses included in net income, net of tax
    expense of $1,499,358 for the period
    October 16, 2001 through December 31,
    2001 and $267,961 for the period January
    1, 2001 through October 15, 2001 and
    $436,035 in 2000 and $2,835,741 in
    1999.....................................    (5,266,376)      809,779       497,642       2,784,523
                                               ------------   -----------   -----------    ------------
Net unrealized (losses) gains on securities
  available for sale.........................   (18,552,545)   11,383,516     6,597,164      (4,456,833)
                                               ------------   -----------   -----------    ------------
  Total other comprehensive (loss) income....   (18,552,545)   11,383,516     6,597,164      (4,456,833)
                                               ------------   -----------   -----------    ------------
  Comprehensive (loss) income................  $ (2,254,584)  $30,657,652   $12,221,369    $108,270,932
                                               ============   ===========   ===========    ============

   The accompanying notes are an integral part of these financial statements.

                             SAFETY HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       PREDECESSOR             PREDECESSOR      SUCCESSOR
                                                                       YEAR ENDED              JANUARY 1,      OCTOBER 16,
                                                                      DECEMBER 31,            2001 THROUGH    2001 THROUGH
                                                              -----------------------------    OCTOBER 15,    DECEMBER 31,
                                                                  1999            2000            2001            2001
                                                              -------------   -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 16,297,961    $ 19,274,136    $   5,624,205   $ 112,727,765
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Extraordinary income....................................                            --               --    (117,522,929)
    Depreciation and amortization...........................     1,989,794       1,886,384        1,303,260          98,773
    Amortization of bond premiums...........................       104,508         401,953        1,016,681         730,066
    Provision for deferred income taxes.....................       845,566      (2,219,098)       1,018,038      (1,497,206)
    (Gains) losses on sale of fixed assets..................       (25,581)        (41,585)         (15,648)             --
    Net realized (gains) losses on sale of investments......    (8,102,117)      1,245,814          765,603       4,283,881
    ESOP compensation expense...............................     6,210,989       7,188,921        4,670,628              --
    Changes in assets and liabilities:
      Accounts receivable...................................   (13,222,247)    (21,455,127)     (28,317,712)     15,907,645
      Accrued investment income.............................    (1,122,894)       (859,222)         339,353        (575,982)
      Receivable from reinsurers............................     4,233,650      10,375,824       21,646,511      (6,048,373)
      Prepaid reinsurance premiums..........................     4,223,971       9,602,003       (2,724,196)       (526,863)
      Deferred policy acquisition costs.....................    (5,084,638)     (6,541,422)      (6,652,295)      2,685,125
      Other assets..........................................    (1,179,920)     (1,181,060)      (6,802,215)      8,251,456
      Loss and loss adjustment expense reserves.............     3,380,780     (13,095,571)       5,524,811      (5,099,555)
      Unearned premium reserves.............................    26,716,960      39,015,577       38,112,736     (16,668,063)
      Accounts payable and accrued liabilities..............     7,621,163       5,990,512      (18,014,514)     12,109,589
      Accrued transaction expenses..........................            --              --        5,483,301      (2,833,198)
      Payable to reinsurers.................................      (769,686)     (5,579,292)      (4,425,410)      3,697,474
      Other liabilities.....................................    (1,043,230)      3,769,194         (400,553)      2,279,391
                                                              -------------   -------------   -------------   -------------
Net cash provided by operating activities...................  $ 41,075,029    $ 47,777,941    $  18,152,584   $  11,998,996
CASH FLOWS FROM INVESTING ACTIVITIES:
  Bonds purchased...........................................  $(798,939,088)  $(256,643,874)  $(259,158,720)  $(185,094,942)
  Proceeds from sales and maturities of bonds...............   721,299,846     238,318,271      241,024,363     146,089,624
  Stocks purchased..........................................   (39,474,482)    (12,498,810)              --              --
  Proceeds from sales of stocks.............................    84,863,508           9,090               --      27,986,091
  Fixed assets purchased....................................    (2,588,546)     (2,212,682)        (669,764)        (10,540)
  Proceeds from sales of fixed assets.......................        32,150          76,950           62,051              --
  Purchase of TBC...........................................            --              --               --    (121,097,231)
                                                              -------------   -------------   -------------   -------------
  Net cash used for investing activities....................  $(34,806,612)   $(32,951,055)   $ (18,742,070)  $(132,126,998)
                                                              -------------   -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in notes receivable..............................  $      6,177    $    279,141    $   1,100,000              --
  Payment of long-term debt.................................    (4,500,000)     (4,617,438)     (13,382,562)             --
  Sale of unearned ESOP shares..............................            --              --        4,670,351              --
  Proceeds from issuance of common stock....................            --              --               --       1,805,000
  Proceeds from issuance of mandatorily redeemable preferred
    stock...................................................            --              --               --      22,400,000
  Net proceeds from issuance of debt........................            --              --               --      96,722,486
  Capital contribution......................................            --              --        6,004,318              --
                                                              -------------   -------------   -------------   -------------
  Net cash (used for) provided by financing activities......    (4,493,823)     (4,338,297)      (1,607,893)    120,927,486

  Net increase (decrease) in cash and cash equivalents......     1,774,594      10,488,589       (2,197,379)        799,484

  Cash and cash equivalents, beginning of year/period.......     1,412,572       3,187,166       13,675,755      11,478,376
                                                              -------------   -------------   -------------   -------------
  Cash and cash equivalents, end of year....................  $  3,187,166    $ 13,675,755    $  11,478,376   $  12,277,860
                                                              =============   =============   =============   =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Federal and state income taxes..........................  $  8,591,368    $ 11,960,557    $   2,963,000   $     800,000
    Interest................................................     1,418,197         796,708          804,239             864

   The accompanying notes are an integral part of these financial statements.

                             SAFETY HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION

    The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include Safety Holdings, Inc. and its subsidiaries (the "Company"). The subsidiaries consist of Safety Insurance Company, Thomas Black Corporation, Safety Indemnity Insurance Company, Thomas Black Insurance Agency, Inc. ("TBIA"), and RBS, Inc., TBIA's holding company. The Company is a leading provider of personal lines property and casualty insurance focused exclusively on the Massachusetts market. Its principal product line is private passenger automobile insurance, which accounted for 83.1% of its direct written premiums in 2001. The Company operates through its insurance company subsidiaries, Safety Insurance Company and Safety Indemnity Insurance Company. TBIA is the managing agent for Safety Insurance Company and Safety Indemnity Insurance Company. All intercompany transactions have been eliminated.

2. ACQUISITION AND IPO

    The Company was incorporated on June 25, 2001, in the State of Delaware. On October 16, 2001, the Company acquired (the "Acquisition") all of the issued and outstanding common stock of Thomas Black Corporation ("TBC") and its property and casualty subsidiaries for $121.1 million. The Acquisition was accounted for using the purchase method of accounting in accordance with the treatment of a business combination under FAS 141, "Business Combinations." Under purchase accounting: (i) the assets and liabilities of TBC were recorded by the Company at their estimated fair value at the date of Acquisition; (ii) the excess of acquired net assets over the purchase price was used to reduce the estimated fair values of all non-current, non-financial assets, principally equipment and leasehold improvements; and (iii) the remaining $117.5 million excess of the estimated fair value of net assets over purchase price was recorded as an extraordinary gain in accordance with FAS 141. See Note 3 for the methodology used in determining the fair value of loss and loss adjustment expense reserves.

    Approximately 72% of the outstanding common stock of the Company is owned by certain investors assembled by The Jordan Company, LLC, an investment firm that sponsored the Acquisition. The remaining 28% is owned by executive management. JZ Equity Partners plc, a London-based publicly traded investment trust, owns approximately 50% of the outstanding mandatorily redeemable preferred stock of the Company; the other 50% is owned by third parties. The preferred stock is cumulative, non-voting with a 6% dividend rate and is mandatorily redeemable on October 16, 2012 or upon a change in control (See Note 9).

    In connection with management's announced plan for the sale of up to   % of
its common stock in a proposed initial public offering (the "IPO") in 2002, the Company will change its name to Safety Insurance Group, Inc. In conjunction with
the IPO, the Company declared a   for 1 common stock split on       in the form
of a stock dividend that is anticipated to become effective on   . In addition,
on       all the outstanding shares of mandatorily redeemable preferred stock will be converted (the "exchange") for common shares at the IPO price. It is
anticipated that there will be   million additional common shares issued in
connection with the exchange. Upon the effectiveness of this stock split, 4,453 SARs referred to in Note 6 will be adjusted pursuant to their terms into
SARs, with an exercise price of $          . Restricted shares referred to in
Note 6 will be similarly adjusted.

    In accordance with the provisions of FAS 128, "Earnings Per Share", all earnings per share computations presented in the consolidated financial statements of the Company have been adjusted retroactively for the stock split and the exchange.

                             SAFETY HOLDINGS, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH EQUIVALENTS

    Cash equivalents consist of money market accounts which are stated at fair value.

    PREMIUMS AND UNEARNED PREMIUMS

    Premiums are earned, on a semimonthly pro rata basis, over the terms of the respective policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of the policies.

    FINANCE AND OTHER SERVICE INCOME

    Finance and other service income includes revenues from premium installment charges, which are recognized as collected.

    LOSSES AND LOSS ADJUSTMENT EXPENSES

    Liabilities for losses and loss adjustment expenses ("LAE") include case basis estimates for open claims reported prior to year-end and estimates of unreported claims and claim adjustment expenses. The estimates are continually reviewed and modified to reflect current conditions, and any resulting adjustments are reflected in current operating results. Adjustments for anticipated salvage and subrogation are recorded on incurred and reported and incurred but not reported losses.

    As noted in Note 2, in conjunction with the Acquisition, the assets and liabilities acquired were valued at fair market value. The fair value of the Company's reserves for losses and LAE and related reinsurance recoverables was estimated based on the present value of the expected underlying cash flows of the loss and LAE reserves and reinsurance recoverables, and included a risk premium and a profit and risk margin. In determining the fair value estimate, management adjusted the Company's historical GAAP undiscounted net loss and LAE reserves to present value assuming a 4% discount rate, which approximated the U.S. Treasury rate on the date of the Acquisition. The discounting pattern was actuarially developed from the Company's historical loss data. A profit and risk margin of 6% was applied to the discounted loss and LAE reserves, to reflect management's estimate of the cost the Company would incur to reinsure the full amount of its net loss and LAE reserves with a third party reinsurer. This margin was based upon management's assessment of the uncertainty inherent in the net loss and LAE reserves and their knowledge of the reinsurance marketplace. Management determined that there was no material difference between the historical carrying basis of the reserves for losses and loss adjustment expenses and related reinsurance recoverables at the date of the Acquisition and their fair value.

    EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    As part of purchase accounting, the carrying value of all equipment and leasehold improvements held on the date of the Acquisition was reduced to zero. Subsequent purchases of equipment and leasehold improvements are carried at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements are capitalized.

                             SAFETY HOLDINGS, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Methods of depreciation and useful lives by asset category are as follows:

                                                       LIFE           DEPRECIATION METHOD
                                                     ---------   ------------------------------
Automobiles........................................    3 years   Straight-line
Data processing equipment..........................  3/5 years   Double-declining balance
Equipment..........................................    5 years   Straight-line
Furniture and fixtures.............................    7 years   Straight-line
Leasehold improvements.............................   10 years   Straight-line

    DEFERRED ACQUISITION COSTS

    Amounts which vary with and are primarily related to acquiring new and renewal business, principally commissions and premium taxes, are deferred and amortized ratably over the effective period of the policies. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. All other acquisition expenses are charged to expense as incurred.

    INCOME TAXES

    Safety Holdings, Inc. and its subsidiaries file a consolidated United States federal income tax return. Due to the Acquisition (see Note 2), Thomas Black Corporation and its subsidiaries will file a consolidated United States federal income tax return for the stub period prior to the Acquisition. For the stub period subsequent to the Acquisition, Thomas Black Corporation and its subsidiaries will join in filing a consolidated United States federal income tax return with Safety Holdings, Inc. as the new parent of the consolidated group.

    Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A valuation allowance is established where management has assessed that it is more likely than not that the Company will not be able to utilize the full deferred tax asset.

    SEGMENTS

    The Company comprises one business segment: property and casualty insurance operations.

    INVESTMENTS

    Investments in debt and equity securities available-for-sale are reported at fair value. Fair values are derived from external market quotations. Unrealized gains or losses on debt securities, reported at fair value, are excluded from earnings and reported in a separate component of stockholders' equity, net of federal income taxes, until realized. Realized gains or losses on the sale or maturity of investments are determined on the basis of the specific cost identification method and are credited or charged to investment income. Debt and equity securities that experience declines in value that are other than temporary are written down with a corresponding charge to net realized losses on investments. As part of purchase accounting, the cost of all securities held on the date of the Acquisition was increased by $12.7 million to reset the cost to fair value. Investment income is recognized on an accrual basis of accounting. Bonds not backed by other loans are amortized using the interest method. Loan-backed bonds and structured securities are amortized using the interest method

                             SAFETY HOLDINGS, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

    TRANSACTION EXPENSES

    Transaction expenses represent costs incurred in connection with the Acquisition. These costs were non-recurring in nature and did not result from ongoing insurance operations. Such costs primarily included transaction bonuses earned by employees, fees paid to TBC's investment banker and legal fees.

    DEFERRED DEBT ISSUANCE COSTS

    Deferred debt issuance costs represent those costs incurred by the Company in connection with securing financing for the Acquisition. These costs include closing and arranger's fees and are being amortized over the life of the related loans.

    STOCK-BASED COMPENSATION

    As described in Note 6, certain members of management were granted stock appreciation rights ("SARs") on October 16, 2001. The SARs vest 20% per annum commencing on December 31, 2002. The SARs have been accounted for in accordance with the provisions of FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Awards Plans"
("FIN 28"). Under FIN 28, compensation expense is accrued over the period or periods in which the employee performs the related services and is recognized to the extent that the fair market value of the Company's stock exceeds the exercise price of the SARs. Changes in the fair market value of the stock in an accounting period, to the extent it still exceeds the exercise price, are recorded as compensation expense.

    PROMISSORY NOTES RECEIVED FROM MANAGEMENT

    In connection with the Acquisition, the Company obtained promissory notes from the executive management team to finance management's purchase of the Company's common stock, including the restricted stock purchased by management.

    In accordance with the provisions of EITF 85-1, "Classifying Notes Received for Capital Stock", all outstanding principal and accrued interest related to these notes are recorded as contra-equity in the consolidated financial statements.

    EARNINGS (LOSS) PER SHARE

    Basic earnings (loss) per share ("EPS") amounts are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares and the net effect of potentially dilutive common shares outstanding. Management has determined that there are no dilutive common shares outstanding for any of the periods presented in the consolidated financial statements. In accordance with the provisions of FAS 128, EPS is determined based upon net income, before and after any extraordinary items, less any declared or accrued dividends on the mandatorily redeemable preferred stock. In addition, EPS has been retroactively restated for the common stock transactions detailed in Note 2.

                             SAFETY HOLDINGS, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FINANCIAL INSTRUMENTS

    In the normal course of business, the Company enters into transactions involving various types of financial instruments, including investments in debt and equity securities. All investment transactions have credit exposure to the extent that a counter party may default on an obligation to the Company. Credit risk is a consequence of carrying, trading and investing in securities. To manage credit risk, the Company focuses on higher quality fixed income securities, reviews the credit strength of all companies in which it invests, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

    STATUTORY ACCOUNTING PRACTICES

    The Company's insurance subsidiaries, domiciled in The Commonwealth of Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts (the "Division"). Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the Division, but allowed by the Division. (See Note 14.)

    RECLASSIFICATIONS

    Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

4. INVESTMENT

    DEBT SECURITIES

    The gross unrealized appreciation (depreciation) of investments in debt securities was as follows:

                                                           DECEMBER 31, 2001
                                       ----------------------------------------------------------
                                                          GROSS           GROSS       ESTIMATED
                                        AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                           COST           GAINS          LOSSES         VALUE
                                       ------------   --------------   -----------   ------------
U.S. Treasury securities and
  obligations of U.S. Government
  agencies(1)........................  $179,159,244     $  572,785     $(3,362,189)  $176,369,840
Obligations of states and political
  subdivisions.......................   130,281,738          3,617      (2,488,640)   127,796,715
Mortgage-backed securities...........    80,103,327         55,383      (1,435,616)    78,723,094
Corporate and other securities.......   124,381,838        594,331        (573,681)   124,402,488
                                       ------------     ----------     -----------   ------------
  Totals.............................  $513,926,147     $1,226,116     $(7,860,126)  $507,292,137
                                       ============     ==========     ===========   ============

(1) Obligations of U.S. Government agencies includes collateralized mortgage obligations issued, guaranteed and/or insured by the following issuers:
     Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC), and Federal National Mortgage Association (FNMA). The total of these debt securities was $117.6 million, $124.1 million and $125.2 million for 2001, 2000 and 1999, respectively.

                             SAFETY HOLDINGS, INC.

                                                           DECEMBER 31, 2000
                                       ----------------------------------------------------------
                                                          GROSS           GROSS       ESTIMATED
                                        AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                           COST           GAINS          LOSSES         VALUE
                                       ------------   --------------   -----------   ------------
U.S. Treasury securities and
  obligations of U.S. Government
  agencies...........................  $195,533,162     $1,176,604     $(1,859,228)  $194,850,538
Obligations of states and political
  subdivisions.......................   122,625,437      5,081,191        (179,234)   127,527,394
Mortgage-backed securities...........    42,229,811        214,111        (157,293)    42,286,629
Corporate and other securities.......    88,909,445        428,603      (3,918,226)    85,419,822
                                       ------------     ----------     -----------   ------------
  Totals.............................  $449,297,855     $6,900,509     $(6,113,981)  $450,084,383
                                       ============     ==========     ===========   ============

    The amortized cost and the estimated market value of debt securities, by maturity, at December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              ESTIMATED
                                                               AMORTIZED         FAIR
                                                                  COST          VALUE
                                                              ------------   ------------
Due in one year or less.....................................  $ 22,021,577   $ 22,032,103
Due after one year through five years.......................    87,883,684     87,836,119
Due after five years through ten years......................   114,811,554    113,260,651
Due after ten years through twenty years....................    34,127,510     33,078,970
Due after twenty years......................................    56,563,069     54,749,245
Asset-backed securities.....................................   198,518,753    196,335,049
                                                              ------------   ------------
  Totals....................................................  $513,926,147   $507,292,137
                                                              ============   ============

    Gross gains of $153,421 and $2,832,021 and gross losses of $(5,206,479) and $(3,597,624) were realized on sales of bonds for the period October 16, 2001 through December 31, 2001 and for the period January 1, 2001 through October 15, 2001, respectively. Gross gains of $753,097 and $1,929,330 and gross losses of $2,001,426 and $4,825,559 were realized for the year ended
December 31, 2000 and 1999, respectively. Proceeds from bonds maturing were $0, $21,625,000, $47,142,688 and $359,758,500 for the period October 16, 2001 through December 31, 2001, for the period January 1, 2001 through October 15, 2001, for the years ended December 31, 2000 and 1999, respectively.

    EQUITY SECURITIES

    The cost and fair value of equity securities as of December 31, 2000 and 2001 were as follows:

                                                        2000                       2001
                                              -------------------------   -----------------------
                                                               FAIR                       FAIR
                                                 COST          VALUE         COST        VALUE
                                              -----------   -----------   ----------   ----------
Common Stocks...............................  $27,000,000   $28,123,885   $       --   $       --
Preferred Stocks............................   12,498,911    13,121,542    9,939,060    9,716,404
                                              -----------   -----------   ----------   ----------
  Total Stocks..............................  $39,498,911   $41,245,427   $9,939,060   $9,716,404
                                              ===========   ===========   ==========   ==========

    There were gross unrealized gains of $0 and $1,815,266 and gross unrealized losses of $222,656 and $68,750 on stocks at December 31, 2001 and 2000, respectively.

                             SAFETY HOLDINGS, INC.

    There were $856,293 of gross gains and gross losses of $87,115 on sales of stock for the period October 16, 2001 through December 31, 2001. There were no gross gains or losses for the period January 1, 2001 through October 15, 2001 on sales of stock. Gross gains of $9,090 and $13,708,654 and gross losses of $6,575 and $2,710,308 were realized for the years ended December 31, 2000 and 1999, respectively.

    The Company has not written down any securities for other than temporary losses for the periods October 16, 2001 through December 31, 2001 and January 1, 2001 through October 15, 2001 or for the years ended December 31, 2000 and 1999.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    As part of the application of purchase accounting, equipment and leasehold improvements with a net book value of $3,274,072 on the date of the Acquisition were reduced to zero. Equipment and leasehold improvements at December 31, 2001 represent those items purchased subsequent to October 16, 2001. At December 31, 2000, the Company held equipment and leasehold improvements with a carrying value of $3,953,972 which is net of accumulated depreciation of $11,288,744.

    Depreciation and amortization expense for the period October 15, 2001 through December 31, 2001, for the predecessor period ended October 15, 2001, and the years ended December 31, 2000 and 1999 was $343, $1,303,260, $1,886,384
and $1,989,794, respectively.

6. EMPLOYEE BENEFIT PLANS

    STOCK APPRECIATION RIGHTS ("SARS") AGREEMENTS

    Safety Holdings entered into SARs agreements with executive management on October 16, 2001. Under the terms of the agreements, the Company granted 4,453 SARs on October 16, 2001 for past and future services. The agreements designate the number of "covered shares" for each executive and other employees and established the exercise price of $160 per share.

    The SARs vest 20% at the end of each year commencing on December 31, 2002. In addition, the SARs will become fully vested and automatically exercised upon an initial public offering. As soon as practicable after the exercise of the SARs with respect to a share of common stock, the participant shall receive a cash payment equal to the fair market value of a share of common stock on the date of exercise over the exercise price of $160 per share.

    For the successor period ended December 31, 2001, no compensation expense has been recorded related to the SARs.

    RESTRICTED STOCK PLAN

    On October 16, 2001, Safety Holdings implemented a Restricted Stock Plan. The Restricted Stock Plan permits the board of directors to grant restricted shares of common stock to employees and to other persons providing services to Safety Holdings Inc. or any of its affiliates. The purpose of the Restricted Stock Plan is to promote the Company's success and to attract and retain employees and other persons providing services to related companies.

    The maximum number of shares of common stock which may be granted under this plan is 12,500. The board of directors has the authority to determine the persons to whom restricted shares are granted, the times when such shares will be granted, the number of shares to be granted and the terms and conditions of each award, including, without limitation, those related to dividends. Such restricted share awards, except for awards granted before January 1, 2002, will vest according to the terms established by the board of directors at the time restricted shares are granted. Any awards granted

                             SAFETY HOLDINGS, INC.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)
before January 1, 2002, except as described below, shall not become vested until the last day of each calendar year commencing with the 2002 calendar year as set forth in the table below:

                                                               PERCENTAGE OF
                                                               TOTAL SHARES
                                                                  AWARDED
YEAR ENDED                                                    BECOMING VESTED
----------                                                    ---------------
December 31, 2002...........................................         0.0%
December 31, 2003...........................................         0.0%
December 31, 2004...........................................        60.0%
December 31, 2005...........................................        80.0%
December 31, 2006...........................................       100.0%

    Vesting, however, is contingent upon continuous employment. Unless otherwise determined by the board of directors, upon a participant's termination of employment prior to December 31, 2006, all of the participant's restricted shares not yet vested will be forfeited. The board of directors has the right to amend or terminate the Restricted Stock Plan at any time, subject to certain limitations, but no amendment or termination may alter the rights of a participant under any awards previously granted.

    On October 16, 2001, the Company entered into Executive Restricted Stock Award Agreements under the Restricted Stock Plan with two employees of the Company. Under these agreements, 12,500 restricted shares of common stock were granted at a cost of $10 per share, which approximated the fair value of the shares at the date of the grant. These restricted shares will vest in full upon the earlier of the consummation of a change of control, public offering or according to the schedule contained in the Restricted Stock Plan denoted above.

    THE SAFETY INSURANCE 401(K) RETIREMENT PLAN

    In 1995, upon the inception of the ESOP, as defined below, management discontinued all employer and employee contributions to its then existing qualified defined contribution profit-sharing/retirement plan (the "Retirement Plan"). As a result, the rights of each participant to his/her account on the date of the discontinuance of contributions, to the extent of the fair market value under the general investment fund, became fully vested and nonforfeitable.

    With the termination of the ESOP, as described below, the Company reestablished TBC's previously frozen Retirement Plan, effective January 1, 2002. The Retirement Plan is a defined contribution plan which is available to all eligible employees of the Company. An employee must be 21 years of age to be eligible to participate in the Retirement Plan and is allowed to contribute up to 15% of eligible compensation. The Retirement Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the Retirement Plan, the Company shall make a matching contribution on behalf of each participant who is employed on the last day of the year in an amount equal to 50% of the first 8% of the participant's compensation contributed to the Retirement Plan.

    ESOP PLAN

    Prior to the Acquisition, TBC had a leveraged employee stock ownership plan (the "ESOP") with a 30% interest in the issued and outstanding common stock of TBC (287,700 shares). The ESOP covered substantially all the employees and was subject to the applicable provisions of ERISA. The ESOP was noncontributory on the part of participants and employer contributions were made at the

                             SAFETY HOLDINGS, INC.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)
discretion of the board of directors. In conjunction with the establishment of the ESOP, TBC obtained a loan of $36,000,000 to finance the purchase of 30% of TBC's shares. The loan was collateralized by shares of TBC held by the ESOP but unallocated to ESOP participants. The ESOP was accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Compensation expense related to the ESOP was $4,670,628, $7,188,921 and $6,210,989 for the period January 1, 2001 through October 15, 2001 and the years ended December 31, 2000 and 1999, respectively. There was no compensation expense for the successor period ended December 31, 2001 related to the ESOP. The Company has filed to terminate the ESOP in conjunction with the Acquisition.

    XSOP PLAN

    Prior to the Acquisition, TBC also had a supplemental executive stock ownership plan (the "XSOP"). The XSOP provided certain employees not eligible to fully participate in the ESOP under the applicable provisions of the Internal Revenue Code and ERISA with benefits they would have been entitled to under the provisions of the ESOP. Total compensation expense related to the XSOP during the predecessor period ended October 15, 2001 and the years ended December 31, 2000 and 1999 was ($1,119,236), $1,695,855 and $1,547,328, respectively. The net credit to compensation expense for the predecessor period ended October 15, 2001 is comprised of a credit to compensation expense of ($2,478,802) resulting from the revaluation of the December 31, 2000 XSOP obligation at the 2001 fair value of TBC's shares and an expense of $1,359,566 relating to the compensation earned by employees in the 2001 predecessor period. There was no compensation expense for the successor period ended December 31, 2001 related to the XSOP. The XSOP obligations of $7,201,954 and $8,309,398 at December 31, 2001 and 2000,
respectively, were unfunded. The XSOP Plan was terminated in conjunction with the Acquisition.

7. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS

    The Company has various noncancelable long-term operating leases. The approximate minimum annual rental payments due under these lease agreements as of December 31, 2001 are as follows:

2002........................................................  $ 2,472,969
2003........................................................    2,472,969
2004........................................................    2,472,969
2005........................................................    2,472,969
2006 and after..............................................    8,416,407
                                                              -----------
Total minimum lease payments................................  $18,308,283
                                                              ===========

    Certain lease agreements contain renewal options and, in addition to the minimum annual rentals, generally provide for payment of a share of the real estate taxes and operating expenses in excess of a base amount. Rental expense was $1,996,976 for the period January 1, 2001 through October 15, 2001; $535,752 for the period October 16, 2001 through December 31, 2001 and $2,478,496 and $2,092,806 for the years ended December 31, 2000 and 1999, respectively. All leases expire prior to 2009. The Company expects that in the normal course of business, leases that expire will be renewed.

                             SAFETY HOLDINGS, INC.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    OTHER

    In connection with the Acquisition, the Company entered into an agreement with members of its management team to indemnify them for any tax loss they may incur in connection with the purchase of its common stock at the time that the Company acquired TBC, due to a determination by the Internal Revenue Service that the value of such stock was higher than the purchase price agreed upon by the Company and its management team. The agreement provides that in such case the Company would pay the executives an amount such that, after payment of taxes on the payment, they would retain an amount equal to (i) the excess value of the common stock multiplied by a percentage equal to the difference between the combined U.S. federal, state and local tax rate on ordinary income and the combined U.S. federal, state and local tax rate on long-term capital gains, plus
(ii) related interest, penalties or additions, and the executive's portion of applicable payroll taxes, if any. Under the agreement, the Company would also loan to members of its management team an amount equal to the excess value of the common stock (as determined by the Internal Revenue Service) multiplied by the applicable capital gains tax rate, which loan would be secured by the common stock owned by such executive.

    CONTINGENCIES

    Various claims, generally incidental to the conduct of normal business, are pending or alleged against the Company from time to time. In the opinion of management, based in part on the advice of legal counsel, the ultimate resolution of such claims will not have a material adverse effect on the Company's consolidated financial statements. However, liabilities related to those proceedings could be established in the near term if estimates of the ultimate resolutions of those proceedings are revised.

    Under the terms of the stock subscription agreement with executive management, in the event employment by the Company of a member of executive management is terminated, whether voluntarily or involuntarily, the Company may repurchase from the terminated manager, or the terminated manager may cause the Company to repurchase, the manager's common stock for a determined price per share, as specified in the management subscription agreement ("calls and puts"). The price is determined based upon the reason for and the date of a manager's termination. None of the calls or puts are exercisable at December 31, 2001 as all members of executive management are employed by the Company.

    The stockholders agreement entered into in connection with the Acquisition also provides that a change of control of the Company requires the consent of the executive management's representative on the board of directors. In the event such consent has not been obtained, the Company must repurchase the common stock held by executive management at an aggregate value of $10.2 million.

    The above described provisions in the stock subscription agreement and the stockholders agreement terminate in the event of an initial public offering consented to by executive management's representative on the board of directors.

                             SAFETY HOLDINGS, INC.

8. DEBT

    Debt at December 31, 2000 and 2001 consisted of the following:

                                                                 2000          2001
                                                              -----------   -----------
Term note payable maturing March 31, 2002...................  $13,382,562            --
Senior secured term loan....................................           --   $55,000,000
Senior subordinated notes...................................           --    30,000,000
Senior secured revolving credit facility....................           --    14,500,000
                                                              -----------   -----------
                                                              $13,382,562   $99,500,000
                                                              ===========   ===========

    TERM NOTE PAYABLE

    On April 1, 1995, TBC obtained a long-term loan relating to the creation of the ESOP (the "Note"), with a principal balance of $36 million. The Note had an interest rate of LIBOR plus 1.25%. The total outstanding balance at December 31, 2000 was $13.4 million. Upon closing of the Acquisition, the Company paid down the outstanding balance on the Note. The interest rate on the loan was 7.69% at December 31, 2000 and an average of 4.86%, 7.81% and 6.53% for the period January 1, 2001 through October 15, 2001 and the years ended
December 31, 2000 and 1999, respectively.

    SENIOR SECURED REVOLVING CREDIT FACILITY AND TERM LOAN

    As part of the funding for the Acquisition, the Company entered into a $20 million revolving credit facility and a $55 million senior secured term loan with a bank group in October 2001. The obligations of the Company on these loans are collateralized by (i) a 100% pledge of the stock of Safety Insurance Company, Inc., RBS, Inc. and TBIA, and (ii) a perfected first priority security interest, subject to permitted liens, in all of the assets, whenever acquired, of TBC, RBS, Inc. and TBIA. Both loans bear interest at LIBOR plus 3.75%. At December 31, 2001, the Company had utilized advances of $14.5 million under the revolving credit facility. The interest rate on both loans was 6.125% at December 31, 2001 and an average of 6.16% for the period October 16, 2001 through December 31, 2001.

    The revolving credit facility matures on August 31, 2006. The term loan matures in December 2007 and interest is payable in quarterly installments due at the end of each calendar quarter end. Principal repayments under the term loan are due as follows:

                                                               TERM LOAN
                                                              -----------
2002........................................................  $ 4,000,000
2003........................................................    6,000,000
2004........................................................    8,000,000
2005........................................................   10,000,000
2006 and thereafter.........................................   27,000,000
                                                              -----------
Total.......................................................  $55,000,000
                                                              ===========

    The revolving credit facility and the term loan also contain specified financial and operating covenants, the most significant of which concern the amounts of risk based capital, debt to capitalization ratios and statutory surplus levels.

                             SAFETY HOLDINGS, INC.

8. DEBT (CONTINUED)

    SENIOR SUBORDINATED NOTES

    The Company also issued $30 million of senior subordinated notes to obtain funds for the Acquisition. Interest is payable semi-annually on each April 30 and October 31. The senior subordinated notes mature December 31, 2011 and may be redeemed at the option of the Company prior to maturity with no redemption premium or penalty. The senior subordinated notes have an interest rate of 13%.

    The Company incurred interest expense of $1,823,052 and $549,839 for the period October 16, 2001 through December 31, 2001 and for the period January 1, 2001 through October 15, 2001, respectively, and $1,070,974 and $1,418,197 for the years ended December 1, 2000 and 1999, respectively.

9. MANDATORILY REDEEMABLE PREFERRED STOCK

    In connection with the Acquisition (see Note 2), the Company issued 22,400 shares of the 100,000 authorized shares of 6% Series A senior preferred stock at $1,000 per share. The stock has a liquidation preference and entitles its holders to receive dividends of $60 per share per annum. To the extent that the dividends are not paid, they accrue in arrears.

    The preferred stock is redeemable at any time at the option of the Company at the stock's liquidation preference plus any accrued dividends. The stock is mandatorily redeemable (at the issue price) at the earlier of October 16, 2012 or upon a change in control of the Company.

    The preferred stock at December 31, 2001 is carried in the financial statements at its liquidation preference of $22.4 million plus accrued dividends of $0.28 million.

10. REINSURANCE

    The Company cedes insurance to the Massachusetts Commonwealth Automobile Reinsurers ("CAR") and to other reinsurers. The Company is subject to concentration of credit risk with respect to reinsurance ceded to CAR. At December 31, 2001 and 2000, respectively, reinsurance receivables on paid and unpaid loss and LAE with a carrying value of $94.9 million and $71.4 million and prepaid reinsurance premiums of $19.3 million and $15.9 million were associated with CAR. The Company's participation in CAR resulted in assumed net losses of $6.9 million for the period October 16, 2001 through December 31, 2001 and
$21.3 million for the period January 1, 2001 through October 15, 2001 and
$21.7 million and $22.3 million for the years ended December 31, 2000 and 1999, respectively.

    As a servicing carrier for CAR, the Company has entered into service contracts with several insurance carriers under which the Company services the residual market business assigned to the carriers by CAR (the "buyout program"). Business generated through the buyout program is 100% ceded to the applicable carrier and serviced for a fee. Servicing carrier fees amounted to $86,679 for the period October 16, 2001 through December 31, 2001 and $371,233 for the period January 1, 2001 through October 15, 2001 and $558,159 and $1,786,506 for the years ended December 31, 2000 and 1999, respectively.

                             SAFETY HOLDINGS, INC.

10. REINSURANCE (CONTINUED)
    The effect of reinsurance on net written and earned premiums and losses and LAE is as follows:

                                                                      PREDECESSOR     SUCCESSOR
                                          PREDECESSOR YEAR ENDED       JANUARY 1,    OCTOBER 16,
                                               DECEMBER 31,           2001 THROUGH   2001 THROUGH
                                        ---------------------------   OCTOBER 15,    DECEMBER 31,
                                            1999           2000           2001           2001
                                        ------------   ------------   ------------   ------------
WRITTEN PREMIUMS
  Direct..............................  $349,205,831   $427,457,241   $391,627,973   $ 80,238,218
  Assumed.............................    45,049,480     51,174,984     52,147,221     13,581,632
  Ceded...............................   (63,294,704)   (48,601,873)   (40,728,998)   (10,839,839)
                                        ------------   ------------   ------------   ------------
Net written premiums..................  $330,960,607   $430,030,352   $403,046,196   $ 82,980,011
                                        ------------   ------------   ------------   ------------
PREMIUM EARNED
  Direct..............................  $322,838,377   $389,870,942   $351,010,890   $ 97,049,887
  Assumed.............................    44,700,004     49,745,706     34,091,414     13,438,028
  Ceded...............................   (67,518,675)   (58,203,876)   (38,004,802)   (10,312,976)
                                        ------------   ------------   ------------   ------------
Net premiums earned...................  $300,019,706   $381,412,772   $347,097,502   $100,174,939
                                        ------------   ------------   ------------   ------------
LOSS AND LOSS ADJUSTMENT EXPENSES
  Direct..............................  $260,968,735   $297,389,160   $293,802,883   $ 70,139,351
  Assumed.............................    52,925,407     53,846,869     45,884,975     15,643,395
  Ceded...............................   (88,652,653)   (76,097,531)   (63,304,834)   (10,223,263)
                                        ------------   ------------   ------------   ------------
Net loss and LAE expenses.............  $225,241,489   $275,138,498   $276,383,024   $ 75,559,483
                                        ============   ============   ============   ============

    The Company has a property catastrophe excess of loss and a casualty excess of loss reinsurance agreement which are designed to protect against large or unusual losses and LAE activity. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

                             SAFETY HOLDINGS, INC.

11. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

    The following table sets forth a reconciliation of beginning and ending reserves for losses and LAE, as shown, in the Company's consolidated financial statements for the periods indicated:

                                                                      PREDECESSOR      SUCCESSOR
                                        PREDECESSOR YEAR ENDED        JANUARY 1,      OCTOBER 16,
                                             DECEMBER 31,            2001 THROUGH    2001 THROUGH
                                     -----------------------------    OCTOBER 15,    DECEMBER 31,
                                         1999            2000            2001            2001
                                     -------------   -------------   -------------   -------------
Reserve for losses and LAE,
  beginning of year................  $ 311,845,712   $ 315,226,492   $ 302,130,921   $ 307,655,732
Less reinsurance recoverable on
  unpaid losses and LAE............   (115,855,940)   (108,613,117)    (90,296,693)    (83,501,444)
                                     -------------   -------------   -------------   -------------
Net reserves for losses and LAE,
  beginning of year................    195,989,772     206,613,375     211,834,228     224,154,288
                                     -------------   -------------   -------------   -------------
Incurred losses and LAE, related
  to: Current year.................    251,291,508     302,101,981     282,983,076      76,262,127
  Prior years......................    (26,050,019)    (26,963,483)     (6,600,052)       (702,644)
                                     -------------   -------------   -------------   -------------
Total incurred losses and LAE......    225,241,489     275,138,498     276,383,024      75,559,483
                                     -------------   -------------   -------------   -------------
Paid losses and LAE related to:
  Current year.....................    121,826,861     161,980,934     164,215,267      58,168,611
  Prior years......................     92,791,025     107,936,711      99,847,697      14,168,334
                                     -------------   -------------   -------------   -------------
Total paid losses and LAE..........    214,617,886     269,917,645     264,062,964      72,336,945
                                     -------------   -------------   -------------   -------------
Net reserves for losses and LAE,
  end of year......................    206,613,375     211,834,228     224,154,288     227,376,826
Plus reinsurance recoverables on
  unpaid losses and LAE............    108,613,117      90,296,693      83,501,444      75,179,351
                                     -------------   -------------   -------------   -------------
Reserves for losses and LAE, end of
  year.............................  $ 315,226,492   $ 302,130,921   $ 307,655,732   $ 302,556,177
                                     =============   =============   =============   =============

    At the end of each period, the reserves were re-estimated for all prior accident years and were decreased by $702,644 for the period October 15, 2001 through December 31, 2001, $6,600,052 for the period January 1, 2001 through October 15, 2001, and $26,963,483 and $26,050,019 for the years ended
December 31, 2000 and 1999, respectively. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies upon these developments.

    The Company applies a consistent reserving philosophy. The reserve for loss and loss adjustment expenses represents management's best estimate of the ultimate net cost of all loss and loss adjustment expenses incurred after reinsurance. These estimates are based on actuarial studies performed by management and independent actuaries which have inherent limitations as to the accuracy of the estimates due to the fact that the ultimate liability for claims is subject to the outcome of events yet to occur. Accordingly, the amounts the Company will ultimately incur from losses and loss adjustment expenses could differ materially in the near term from the amounts recorded at December 31, 2001.

    Due to the nature of the risks that the Company underwrites and has historically underwritten, management does not believe that it has an exposure to environmental liabilities.

                             SAFETY HOLDINGS, INC.

12. RELATED PARTY TRANSACTIONS

    During 2001, the Company entered into a ten-year management consulting agreement with TJC Management Corporation ("TJC"), an affiliate of The Jordan Company. Under the management consulting agreement, TJC renders consulting services to the Company in connection with financial and business affairs, relationships with lenders, stockholders and other third parties, and the expansion of the Company's business. The Agreement will automatically renew for successive one-year terms starting December 31, 2011 unless terminated pursuant to its provisions. Under the Agreement, the Company is required to pay a management fee of $1.0 million per year, payable in quarterly installments.

    In addition to the $1.0 million management fee, the management consulting agreement provides for:

    - an investment banking and sponsorship fee payable up to 2% of the aggregate consideration (i) paid by the Company for any Acquisition by the Company of all or substantially all of the outstanding capital stock, warrants or options or substantially all of the business or assets of another individual or business entity, or (ii) paid to the Company in connection with any sale by the Company of all or substantially all of its stock, warrants, options, business or assets or the stock, warrants, options, business or assets of any of its subsidiaries;

    - a financial consulting fee of up to 1% of the amount obtained or made available to the Company pursuant to any debt, equity or other financing by the Company with the assistance of TJC; and

    - payment by the Company of an amount equal to TJC's out-of-pocket expenses, including an allocable amount of TJC's overhead expenses attributable to services provided to the Company.

    Upon consummation of the Acquisition, the Company paid TJC a closing fee of $2.5 million in lieu of any fee otherwise payable to TJC as described above. This has been expensed in the statement of operations for the successor period ended December 31, 2001.

    In connection with the Acquisition, the Company issued promissory notes to, and entered into pledge agreements with, each member of the executive management team. Pursuant to the notes, the Company loaned management an aggregate of $695,000 in order to purchase common stock in connection with the Acquisition and the Restricted Stock Plan. Pursuant to pledge agreements, the management team pledged the common stock back to the Company as security for the loans made under the promissory notes. The notes bear interest at a rate of 5% annually and are due and payable on the earlier of December 31, 2011 or 90 days after any management team member ceases to be an employee of the Company. Each member may prepay his note at any time without penalty. At December 31, 2001, the loans are carried in the financial statements at $702,240 which represents the outstanding principal and accrued interest on the notes. Such loans have been recorded as contra-equity in accordance with the accounting policy described in Note 3.

    Notes receivable of $1,100,000 at December 31, 2000 represent amounts due from TBC's former majority stockholder. In conjunction with the Acquisition, these notes were repaid.

                             SAFETY HOLDINGS, INC.

13. INCOME TAXES

    Provision for income taxes have been calculated in accordance with the provision of Statement No. 109. A summary of the income tax expense (benefit) in the Consolidated Statements of Income is shown below:

                                                                        PREDECESSOR     SUCCESSOR
                                              PREDECESSOR YEAR ENDED     JANUARY 1,    OCTOBER 16,
                                                   DECEMBER 31,         2001 THROUGH   2001 THROUGH
                                             ------------------------   OCTOBER 15,    DECEMBER 31,
                                                1999         2000           2001           2001
                                             ----------   -----------   ------------   ------------
CURRENT INCOME TAXES:
  Federal..................................  $7,840,407   $10,457,718    $  773,153    $   263,524
  State....................................    (19,639)        16,746      (113,481)         1,368
                                             ----------   -----------    ----------    -----------
                                             7,820,768     10,474,464       659,672        264,892
                                             ----------   -----------    ----------    -----------
DEFERRED INCOME TAXES:
  Federal..................................    722,847     (2,233,314)      849,247     (1,651,746)
  State....................................    122,719         14,216       168,791        154,540
                                             ----------   -----------    ----------    -----------
                                               845,566     (2,219,098)    1,018,038     (1,497,206)
                                             ----------   -----------    ----------    -----------
Total income tax (benefit)/expense.........  $8,666,334   $ 8,255,366    $1,677,710    $(1,232,314)
                                             ==========   ===========    ==========    ===========

    The income tax (benefit)/expense attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows:

                                                                        PREDECESSOR     SUCCESSOR
                                              PREDECESSOR YEAR ENDED     JANUARY 1,    OCTOBER 16,
                                                   DECEMBER 31,         2001 THROUGH   2001 THROUGH
                                              -----------------------   OCTOBER 15,    DECEMBER 31,
                                                 1999         2000          2001           2001
                                              ----------   ----------   ------------   ------------
Federal income tax (benefit)/expense at
  statutory rate............................  $8,737,504   $9,635,326    $2,555,671    $(2,109,617)
Tax-exempt investment income, net...........   (549,198)   (1,865,514)   (1,652,374)      (415,312)
State taxes, net............................     67,002       20,125         35,952        101,340
ESOP........................................    528,743      619,490       (126,267)          (723)
Transaction costs...........................         --           --        690,848      1,214,165
Other, net..................................   (117,717)    (154,061)       173,880        (22,167)
                                              ----------   ----------    ----------    -----------
Total income tax (benefit)/expense..........  $8,666,334   $8,255,366    $1,677,710    $(1,232,314)
                                              ==========   ==========    ==========    ===========

                             SAFETY HOLDINGS, INC.

13. INCOME TAXES (CONTINUED)
    The deferred income tax asset (liability) represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               2000           2001
                                                            -----------   ------------
DEFERRED TAX ASSETS:
  Discounting of loss reserves............................  $ 7,416,038   $  7,500,151
  Discounting of unearned premium reserve.................   13,937,255     15,982,412
  Bad debt allowance......................................       39,983        100,412
  Depreciation............................................      631,160      1,892,993
  Employee benefits.......................................    4,129,055      2,432,253
  Alternative minimum tax credits.........................           --        314,815
                                                            -----------   ------------
Total deferred tax assets.................................   26,153,491     28,223,036
                                                            -----------   ------------

DEFERRED TAX LIABILITIES:
  Deferred acquisition costs..............................   (7,966,275)    (9,502,620)
  Other...................................................     (238,147)      (137,479)
  Investments.............................................      (26,239)    (3,269,985)
  Net unrealized gains on investments.....................     (889,981)     2,394,177
                                                            -----------   ------------
Total deferred tax liabilities............................   (9,120,642)   (10,515,907)
                                                            -----------   ------------
Net deferred tax asset....................................  $17,032,849   $ 17,707,129
                                                            ===========   ============

    Gross deferred income tax assets totaled $31,208,962 and $27,494,834 at December 31, 2001 and 2000, respectively. Gross deferred income tax liabilities totaled $13,501,833 and $10,461,985 at December 31, 2001 and 2000, respectively.

    The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all federal deferred tax assets. A valuation allowance has been established in 2001 in the amount of $679,091 against certain state deferred tax assets. This valuation allowance is based upon management's assessment that it is more likely than not that the Company will not be able to utilize these state deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 2001, there are available alternative minimum tax credit carryforwards of $314,815. The alternative minimum tax credit carryforwards have no expiration date.

14. STATUTORY NET INCOME AND SURPLUS

    STATUTORY ACCOUNTING PRACTICES

    The Company's insurance subsidiaries, domiciled in the Commonwealth of Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Division. Statutory net income of the Company's insurance subsidiaries was $10.3 million, $11.3 million and $11.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Statutory capital and surplus of the Company's insurance subsidiaries was $220.1 and $192.6 at December 31, 2001 and 2000, respectively. In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance, which replaces the current accounting practices and procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The codification provides guidance for areas where statutory

                             SAFETY HOLDINGS, INC.

14. STATUTORY NET INCOME AND SURPLUS (CONTINUED) accounting has been silent and changes current statutory accounting in some areas, e.g. deferred income taxes are recorded. The Division has adopted the codification guidance, effective January 1, 2001. The effect of adoption was an increase to the statutory capital and surplus of the Company's insurance subsidiaries of approximately $16.2 million.

    DIVIDENDS

    The Company's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of the Division. The Company's insurance company subsidiaries may not declare an "extraordinary dividend" until thirty days after the Commissioner has received notice of the intended dividend and has not objected. As historically administered by the Commissioner, this provision requires the Commissioner's prior approval of an extraordinary dividend. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's surplus as of the preceding December 31, or
(ii) the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Under Massachusetts law an insurer may pay cash dividends only from its unassigned funds, also known as earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At year-end 2001, the statutory surplus of Safety Insurance was $220.1 million, and its net income for 2001 was $10.3 million. A maximum of $22.0 million will be available by the end of 2002 for such dividends without prior approval of the Division.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and, therefore, are not included in the amounts discussed.

    At December 31, 2001 and 2000, investments in fixed maturities had a fair value, which equaled carrying value, of $507.3 million and $450.1 million, respectively. There were no investments in fixed maturities for which a quoted market price or dealer price were not available at December 31, 2001 and 2000, respectively.

    The carrying values of cash and cash equivalents and investment income accrued approximates fair value.

    At December 31, 2001 and 2000, the carrying value of $69.5 million of the senior secured revolving credit facility and term loan and $13.4 million of debt, respectively, approximated its fair value. At December 31, 2001 the carrying value of the senior subordinated notes approximated fair value. At December 31, 2001, the shares of mandatorily redeemable preferred stock had a carrying value of $22.7 million, which approximated their fair value. Fair value of the preferred stock is based upon the liquidation value plus accrued dividends at December 31, 2001. There was no preferred stock outstanding at December 31, 2000.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Stockholders of Safety Holdings, Inc.

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 2 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

"Our audits of the consolidated financial statements referred to in our reports
each dated March 15, 2002, except as to Note 2, which is as of       , 2002,
appearing in this Form S-1 also included an audit of the financial statement schedules listed in Item 16 of this Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements."

PricewaterhouseCoopers LLP
Boston, Massachusetts

March 15, 2002, except as to Note 2,
which is as of        , 2002

                             SAFETY HOLDINGS, INC.
       SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES
                                   SCHEDULE I
                        AT DECEMBER 31, 2001--SUCCESSOR

                                                             COLUMN B    COLUMN C       COLUMN D
                                                             --------   ----------   --------------
                                                                                       AMOUNT AT
                                                                                      WHICH SHOWN
                                                                                     IN THE BALANCE
                                                               COST     FAIR VALUE       SHEET
                                                             --------   ----------   --------------
($ in thousands)
FIXED MATURITIES:
  Bonds
  United States Government and Government Agencies and
    Authorities............................................  $179,159    $176,370       $176,370
  Corporate Bonds..........................................   209,863     203,125        203,125
  States, Municipalities and Political Subdivisions........   124,904     127,797        127,797
                                                             --------    --------       --------
TOTAL FIXED MATURITIES.....................................   513,926     507,292        507,292

COMMON EQUITY SECURITIES:
  Industrial, Miscellaneous and Other......................     9,939       9,716          9,716
                                                             --------    --------       --------
TOTAL COMMON EQUITY SECURITIES.............................     9,939       9,716          9,716
                                                             --------    --------       --------
TOTAL INVESTMENTS..........................................  $523,865    $517,008       $517,008

                             SAFETY HOLDINGS, INC.
                               (REGISTRANT ONLY)
                            CONDENSED BALANCE SHEET
                                  SCHEDULE II

                                                               SUCCESSOR
                                                              DECEMBER 31,
($ IN THOUSANDS)                                                  2001
----------------                                              ------------
ASSETS:
  Investment in consolidated subsidiaries...................    $163,500
                                                                --------
    Total Assets............................................     163,500
                                                                ========

LIABILITIES:
                                                                      --
  Debt......................................................    $ 30,000
  Accounts Payable and Other Liabilities....................       1,031
                                                                --------
    Total Liabilities.......................................      31,031

MANDATORILY REDEEMABLE PREFERRED STOCK......................      22,680

STOCKHOLDERS' EQUITY:.......................................     109,789
                                                                --------
    Total Liabilities, Mezzanine and Stockholders' Equity...    $163,500
                                                                ========

                             SAFETY HOLDINGS, INC.
                               (REGISTRANT ONLY)
             CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                                  SCHEDULE II

                                                               SUCCESSOR PERIOD
                                                              OCTOBER 16, 2001 TO
                                                                 DECEMBER 31,
($ IN THOUSANDS)                                                     2001
----------------                                              -------------------
Revenues....................................................       $     --
Expenses....................................................          3,525
                                                                   --------
Pretax Earnings (Loss)......................................         (3,525)
Income Tax Provision........................................            359
                                                                   --------
Net Loss....................................................         (3,166)
Earnings from Consolidated Affiliates.......................        115,894
                                                                   --------
Consolidated Net Income.....................................        112,728
Other Comprehensive Net Income (Loss) Items, After Tax......         (4,457)
                                                                   --------
Consolidated Comprehensive Net Income.......................       $108,271
                                                                   ========

                             SAFETY HOLDINGS, INC.
                               (REGISTRANT ONLY)
                       CONDENSED STATEMENT OF CASH FLOWS
                                  SCHEDULE II

                                                               SUCCESSOR PERIOD
                                                              OCTOBER 16, 2001 TO
                                                                 DECEMBER 31,
($ IN THOUSANDS)                                                     2001
----------------                                              -------------------
Net income..................................................        $ 112,728
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Undistributed earnings in consolidated subsidiaries.......         (113,759)
  Changes in assets and liabilities:
    Accounts payable and accrued liabilities................            1,031
                                                                    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................                0
Contribution to subsidiaries................................          (54,205)
                                                                    ---------
NET CASH USED FOR INVESTING ACTIVITIES......................          (54,205)

Issuance of debt............................................           30,000
Issuance of mandatorily redeemable preferred stock..........           22,400
Issuance of common stock....................................            1,805
                                                                    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................           54,205

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........                0
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................                0
                                                                    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......................        $       0
                                                                    =========

                             SAFETY HOLDINGS, INC.
                      SUPPLEMENTARY INSURANCE INFORMATION
                                  SCHEDULE III
                                ($ IN THOUSANDS)

             COLUMN A                COLUMN B     COLUMN C     COLUMN D     COLUMN E     COLUMN F     COLUMN G     COLUMN H
             --------               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                   FUTURE
                                                   POLICY                                                         BENEFITS,
                                                 BENEFITS,                   OTHER                                 CLAIMS,
                                                  LOSSES,                    POLICY                                LOSSES,
                                                   CLAIMS                    CLAIMS                     NET          AND
                                     DEFERRED     AND LOSS                    AND                     INVEST-      SETTLE-
                                     ACQUISI-      EQUIP-      UNEARNED     BENEFITS     PREMIUMS       MENT         MENT
SEGMENT                             TION COSTS      MENT       PREMIUMS     PAYABLE       EARNED       INCOME      EXPENSES
-------                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Years Ended:
Successor December 31, 2001:......   $ 31,598     $302,556     $235,794
  predecessor period January, 1,
    2001 to Oct. 15, 2001.........         --           --           --          --      $347,098     $22,246      $276,383
  successor period October 16,
    2001 to Dec. 31, 2001.........                                                        100,175       5,359        75,559
Predecessor December 31, 2000:....     27,631      302,131      214,349
Predecessor year ended December
  31, 2000........................         --           --           --          --       381,413      26,889       275,138
Predecessor December 31, 1999:....     21,089      315,226      175,333          --
Predecessor year ended December
  31, 1999........................                                                        300,020      23,870       225,241

             COLUMN A                COLUMN I     COLUMN J     COLUMN K
             --------               ----------   ----------   -----------

                                    AMORTIZA-
                                     TION OF
                                     DEFERRED
                                      POLICY       OTHER
                                     ACQUISI     OPERATING     PREMIUMS
SEGMENT                             TION COSTS    EXPENSES      WRITTEN
-------                             ----------   ----------   -----------
Years Ended:
Successor December 31, 2001:......
  predecessor period January, 1,
    2001 to Oct. 15, 2001.........   $46,513      $42,784      $403,046
  successor period October 16,
    2001 to Dec. 31, 2001.........    13,424       15,547        82,980
Predecessor December 31, 2000:....
Predecessor year ended December
  31, 2000........................    49,167       66,400       430,030
Predecessor December 31, 1999:....
Predecessor year ended December
  31, 1999........................    36,086       55,271       285,911

                             SAFETY HOLDINGS, INC.
                                  REINSURANCE
                                  SCHEDULE IV

             COLUMN A                 COLUMN B        COLUMN C        COLUMN D      COLUMN E      COLUMN F
             --------               ------------   --------------   ------------   ----------   -------------
                                                                                                PERCENTAGE OF
                                                                    ASSUMED FROM                   AMOUNT
                                                   CEDED TO OTHER      OTHER                       ASSUMED
PREMIUMS EARNED                     GROSS AMOUNT     COMPANIES       COMPANIES     NET AMOUNT      TO NET
---------------                     ------------   --------------   ------------   ----------   -------------
($ IN THOUSANDS)
Years Ended:
  predecessor period January, 1,
    2001 to Oct. 16, 2001.........    $351,011        $38,005         $34,091       $347,097          9.8%
  successor period October 16,
    2001 to Dec. 31, 2001.........      97,050         10,313          13,438        100,175         13.4%
December 31, 2000.................     389,871         58,204          49,746        381,413         13.0%
December 31, 1999.................     322,838         67,518          44,700        300,020         14.9%

                             SAFETY HOLDINGS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                   SCHEDULE V

           COLUMN A                  COLUMN B                      COLUMN C                  COLUMN D        COLUMN E
           --------             -------------------   -----------------------------------   ----------   -----------------
                                    BALANCE AT        CHARGED TO COSTS   CHARGED TO OTHER   DEDUCTIONS   BALANCE AT END OF
($ IN THOUSANDS)                BEGINNING OF PERIOD     AND EXPENSES         ACCOUNTS       DESCRIBED         PERIOD
----------------                -------------------   ----------------   ----------------   ----------   -----------------
December 31, 2001:
  Allowance for Accounts
    Receivable................         $ 90                 $136                                                $226
                                         --                   --                 --              --               --
December 31, 2000:
  Allowance for Accounts
    Receivable................          127                  (37)                                                 90
                                         --                   --                 --              --               --
December 31, 1999:
  Allowance for Accounts
    Receivable................          225                  (98)                                                127
                                         --                   --                 --              --               --

                             SAFETY HOLDINGS, INC.
   SUPPLEMENTAL INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS
                                  SCHEDULE VI
                                ($ IN THOUSANDS)

                     COLUMN A                         COLUMN B        COLUMN C        COLUMN D        COLUMN E        COLUMN F
--------------------------------------------------  -------------   -------------   -------------   -------------   -------------
                                                                      RESERVES
                                                                         FOR
                                                                       UNPAID
                                                                       CLAIMS
                                                                         AND          DISCOUNT,
                                                      DEFERRED         CLAIMS          IF ANY
                                                      ACQUISI-         ADJUST-        DEDUCTED
                AFFILIATIONS WITH                       TION            MENT             IN           UNEARNED         EARNED
                    REGISTRANT                          COSTS         EXPENSES        COLUMN C        PREMIUMS        PREMIUMS
--------------------------------------------------  -------------   -------------   -------------   -------------   -------------

2001..............................................    $ 31,598        $302,556              --        $235,794              --
predecessor period January, 1, 2001 to Oct. 15,
  2001............................................                                                                    $347,098
successor period October 16, 2001 to Dec. 31,
  2001............................................                                                                     100,175
2000..............................................      27,631         302,131              --         214,349         381,413
1999..............................................      21,089         315,226              --         175,333         300,020

                     COLUMN A                         COLUMN G                COLUMN H                COLUMN I        COLUMN J
--------------------------------------------------  -------------   -----------------------------   -------------   -------------

                                                                                                                        PAID
                                                                                                      AMORTIZA-        CLAIMS
                                                                                                       TION OF           AND
                                                         NET                                          DEFERRED         CLAIMS
                                                       INVEST-            CLAIMS AND CLAIMS            POLICY          ADJUST-
                AFFILIATIONS WITH                       MENT             ADJUSTMENT EXPENSES          ACQUISI-          MENT
                    REGISTRANT                         INCOME            INCURRED RELATED TO         TION COSTS       EXPENSES
--------------------------------------------------  -------------   -----------------------------   -------------   -------------
                                                                       CURRENT
                                                                        YEAR         PRIOR YEAR
                                                                    -------------   -------------
2001..............................................          --               --             --              --              --
predecessor period January, 1, 2001 to Oct. 15,
  2001............................................    $ 22,246       $  282,983       $ (6,600)       $ 46,513        $264,063
successor period October 16, 2001 to Dec. 31,
  2001............................................       5,359           76,262           (703)         13,424          72,337
2000..............................................      26,889          302,102        (26,963)         49,167         269,918
1999..............................................      23,870          251,292        (26,050)         36,086         184,444

                     COLUMN A                         COLUMN K
--------------------------------------------------  -------------

                AFFILIATIONS WITH                     PREMIUMS
                    REGISTRANT                         WRITTEN
--------------------------------------------------  -------------

2001..............................................           --
predecessor period January, 1, 2001 to Oct. 15,
  2001............................................   $  403,046
successor period October 16, 2001 to Dec. 31,
  2001............................................       82,980
2000..............................................      430,030
1999..............................................      330,961

                        [SAFETY INSURANCE COMPANY LOGO]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fees...........................................  $   9,200
Transfer Agent's Fees*......................................     **
Printing Costs*.............................................     **
Legal Fees*.................................................     **
Accounting Fees*............................................     **
NASDAQ Listing Fees*........................................     **
  Total.....................................................     **

------------------------

*   Estimated

**  To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under the General Corporation Law of Delaware, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation and our bylaws provide for such indemnification.

    The General Corporation Law of Delaware and our bylaws provide that we may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, in such an action by or on our behalf, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to us unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Additionally, as permitted under the General Corporation Law of Delaware, our certificate of incorporation and our bylaws provide that: (i) subject to certain limitations, we may pay expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding; and (ii) the indemnification and advancement of expenses provided by, or granted pursuant to, our certificate of incorporation and our bylaws shall, unless otherwise provided, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

    The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

    We maintain insurance that provides for indemnification of our officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock); or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains such a provision.

    In the underwriting agreement, the underwriters will agree to indemnify our officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.

    In connection with the Acquisition, we entered into an agreement with members of our Management Team to indemnify them for any tax loss they may incur in connection with the purchase of our common stock at the time that Safety Group acquired Thomas Black Corporation, due to a determination by the Internal Revenue Service that the value of such stock was higher than the purchase price agreed upon by Safety Group and our Management Team. The agreement provides that in such case we would pay the executives an amount such that, after payment of taxes on the payment, they would retain an amount equal to (i) the excess value of the common stock multiplied by a percentage equal to the difference between the combined U.S. federal, state and local tax rate on ordinary income and the combined U.S. federal, state and local tax rate on long-term capital gains, plus
(ii) related interest, penalties or additions, and the executive's portion of applicable payroll taxes, if any. Under the agreement, we would also loan to members of our Management Team an amount equal to the excess value of the common stock (as determined by the Internal Revenue Service) multiplied by the applicable capital gains tax rate, which loan would be secured by the common stock owned by such executive.

    In connection with the Acquisition, the previous owners of Thomas Black Corporation, severally and not jointly, agreed to indemnify us and our affiliates, stockholders, officers, directors, employees, agents, representatives and successors and assigns against any losses sustained by them as a result of (i) any facts or circumstances which constitute a misrepresentation or breach of any representation or warranties made by Thomas Black Corporation as set forth in the Merger Agreement, dated May 31, 2001, by and among Safety Group, Safety Acquisition Inc., Thomas Black Corporation and the holders of Thomas Black Corporation capital stock, or in any certificate, document, or instrument to be delivered by Thomas Black Corporation pursuant to the Merger Agreement or (ii) any nonfulfillment or breach of any covenant of Thomas Black Corporation set forth in the Merger Agreement. Notwithstanding the foregoing, the previous owners of Thomas Black Corporation are only obligated to indemnify such persons for losses that exceed $1 million, and are only obligated to indemnify such persons in respect of losses up to a maximum of $10 million in the aggregate.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    As part of the Acquisition, we made the following sales of unregistered securities:

    - Issued and sold 250,000 shares of common stock for an aggregate purchase price of $2.5 million on October 16, 2001 to the following: 24,487.5 shares to David F. Brussard; 9,500 shares to Edward N. Patrick, Jr.; 4,512.5 shares to William J. Begley, Jr.; 6,650 shares to Daniel F. Crimmins; 12,237.5 shares to Daniel D. Loranger; 6,412.5 shares to Robert
      J. Kerton; 5,700
      shares to David E. Krupa; 22,406.25 shares to Leucadia Investors, Inc.; 11,875.31 shares to John W. Jordan, II Rev. Trust; 11,875.31 shares to David W. Zalaznick; 16,132.5 shares to Jonathan F. Boucher; 11,203.13 shares to A. Richard Caputo, Jr.; 11,203.13 shares to Adam E. Max; 3,585 shares to Douglas J. Zych; 448.12 shares to Brian Higgins; 896.25 shares to Paul Rodzevik; 89,625 shares to JZ Equity Partners plc; and 1,250 shares to Robert D. & Ann Marie Mann, trustees, Mann Trust, 4/16/00. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

    - Issued and sold 22,400 shares of Series A 6.0% Cumulative Senior Preferred Stock at a per share price of $1,000 for an aggregate purchase price of $22.4 million on October 15, 2001 to JZ Equity Partners plc. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

    - Sold $30 million in 13% senior subordinated notes due October 31, 2011 on October 15, 2001 to JZ Equity Partners plc. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith:

       EXHIBIT
       NUMBER                                   DESCRIPTION
        -----           ------------------------------------------------------------
         1              Form of Underwriting Agreement*

         2.1            Merger Agreement dated May 31, 2001 by and among Safety
                          Holdings, Inc., Safety Acquisition, Inc., Thomas Black
                          Corporation and the stockholders of Thomas Black
                          Corporation*

         2.2            First Amendment to the Merger Agreement, dated July 17, 2001 by and among Safety Holdings, Inc., Safety Merger Co.,
                          Inc. and Thomas Black Corporation*

         3.1            Form of Amended and Restated Certificate of Incorporation of
                          Safety Insurance Group, Inc.*

         3.2            Form of Amended and Restated Bylaws of Safety Insurance
                          Group, Inc.*

         4              Form of Stock Certificate for the Common Stock*

         5              Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.*

        10.1            Lease Agreement between Thomas Black Corporation and Aman,
                          Inc. for the lease of office space located on the 1st
                          through 5th, 11th and 12th floors of 20 Custom House
                          Street, Boston, Massachusetts, dated June 11, 1987, and as amended on October 11, 1988, September 14, 1989,
                          September 19, 1990, February 23, 1994 and December 20,
                          1996.*

        10.2            Stockholders Agreement of Safety Holdings, Inc., dated
                          October 16, 2001.*

        10.3            Purchase Agreement between Safety Holdings, Inc. and JZ
                          Equity Partners plc, dated as of October 15, 2001.*

        10.4            Subscription Agreement by and among Safety Holdings, Inc.
                          and the Management Team, dated as of October 16, 2001.*

        10.5            Subscription Agreement by and among Safety Holdings, Inc.
                          and John W. Jordan II Revocable Trust, Leucadia Investors,
                          Inc., David W. Zalaznick, Jonathan F. Boucher, Adam E.
                          Max, A. Richard Caputo, Jr., Paul Rodzevik, Brain Higgins,
                          Douglas J. Zych and Robert D. Mann, dated as of
                          October 16, 2001.*

       EXHIBIT
       NUMBER                                   DESCRIPTION
        -----           ------------------------------------------------------------
        10.6            Promissory Note between Safety Holdings, Inc. and David F.
                          Brussard, dated October 16, 2001.*

        10.7            Promissory Note between Safety Holdings, Inc. and David F.
                          Brussard, dated October 16, 2001.*

        10.8            Promissory Note between Safety Holdings, Inc. and Daniel F.
                          Crimmins, dated October 16, 2001.*

        10.9            Promissory Note between Safety Holdings, Inc. Robert J.
                          Kerton, dated October 16, 2001.*

        10.10           Promissory Note between Safety Holdings, Inc. and Daniel D.
                          Loranger, dated October 16, 2001.*

        10.11           Promissory Note between Safety Holdings, Inc. and Daniel D.
                          Loranger, dated October 16, 2001.*

        10.12           Promissory Note between Safety Holdings, Inc. and Edward N.
                          Patrick, Jr., dated October 16, 2001.*

        10.13           Pledge Agreement between Safety Holdings, Inc. and David F.
                          Brussard, dated October 16, 2001.*

        10.14           Pledge Agreement between Safety Holdings, Inc. and David F.
                          Brussard, dated October 16, 2001.*

        10.15           Pledge Agreement between Safety Holdings, Inc. and Daniel F.
                          Crimmins, dated October 16, 2001.*

        10.16           Pledge Agreement between Safety Holdings, Inc. and Robert J.
                          Kerton, dated October 16, 2001.*

        10.17           Pledge Agreement between Safety Holdings, Inc. and Daniel D.
                          Loranger, dated October 16, 2001.*

        10.18           Pledge Agreement between Safety Holdings, Inc. and David D.
                          Loranger, dated October 16, 2001.*

        10.19           Pledge Agreement between Safety Holdings, Inc. and Edward N.
                          Patrick, Jr., dated October 16, 2001.*

        10.20           Tax Indemnity Agreement by and among Safety Holdings, Inc.
                          and the Management Team, dated October 16, 2001.*

        10.21           Management Consulting Agreement by and among TJC Management
                          Corporation, Safety Holdings, Inc., Thomas Black
                          Corporation, Safety Insurance Company, Safety Indemnity
                          Insurance Company, RBS, Inc. and Thomas Black Insurance
                          Agency, Inc., dated October 16, 2001.*

        10.22           Intercompany Management Consulting Agreement by and among
                          Safety Holdings, Inc., Thomas Black Corporation, RBS, Inc.
                          and Thomas Black Insurance Agency, Inc., dated as of
                          October 16, 2001.*

        10.23           2001 Restricted Stock Plan*

        10.24           Executive Incentive Compensation Plan*

        10.25           2002 Management Omnibus Incentive Plan*

        10.26           Safety Insurance 401(k) Retirement Plan*

       EXHIBIT
       NUMBER                                   DESCRIPTION
        -----           ------------------------------------------------------------
        10.27           Employment Agreement by and between Safety Insurance
                          Company, Inc. and David F. Brussard, dated October 16,
                          2001.*

        10.28           Employment Agreement by and between Safety Insurance
                          Company, Inc. and Edward J. Patrick, Jr., dated October
                          16, 2001.*

        10.29           Employment Agreement by and between Safety Insurance
                          Company, Inc. and Daniel F. Crimmins, dated October 16,
                          2001.*

        10.30           Employment Agreement by and between Safety Insurance
                          Company, Inc. and Daniel D. Loranger, dated October 16,
                          2001.*

        10.31           Employment Agreement by and between Safety Insurance
                          Company, Inc. and Robert J. Kerton, dated October 16,
                          2001.*

        10.32           Stock Appreciation Rights Agreement by and between Safety
                          Holdings, Inc. and David F. Brussard.*

        10.33           Stock Appreciation Rights Agreement by and between Safety
                          Holdings, Inc. and Daniel F. Crimmins.*

        10.34           Stock Appreciation Rights Agreement by and between Safety
                          Holdings, Inc. and Daniel D. Loranger.*

        10.35           Stock Appreciation Rights Agreement by and between Safety
                          Holdings, Inc. and Robert J. Kerton.*

        10.36           Stock Appreciation Rights Agreement by and between Safety
                          Holdings, Inc. and Edward J. Patrick.*

        10.37           SWAP Agreement between Fleet National Bank and Thomas Black
                          Corporation, dated May 13, 1999.*

        10.38           Senior Subordinated Note issued to Fairholme Partners, L.P., dated October 26, 2001.*

        10.39           Senior Subordinated Note issued to TCW/Crescent Mezzanine
                          Trust III., dated October 26, 2001.*

        10.40           Senior Subordinated Note issued to TCW/Crescent Mezzanine
                          Partners III, L.P., dated October 26, 2001.*

        10.41           Senior Subordinated Note issued to TCW/Crescent Mezzanine
                          Partners III (Netherlands), L.P., dated March   , 2002.*

        10.42           Senior Subordinated Note issued to J/Z CBO (Delaware), LLC,
                          dated March   , 2002.*

        10.43           Senior Subordinated Note issued to JZ Equity Partners plc, dated March  , 2002, 2003.*

        21              Subsidiaries of Safety Insurance Group, Inc.*

        23.1            Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (contained in its opinion filed as Exhibit 5 hereto)*

        23.2            Consent of PricewaterhouseCoopers LLP

        24              Power of Attorney (included on the signature page of this
                          registration statement)

        99.1            Consent of Bruce R. Berkowitz

       EXHIBIT
       NUMBER                                   DESCRIPTION
        -----           ------------------------------------------------------------
        99.2            Consent of David K. McKown

------------------------

*   To be filed by amendment

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of the its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on April 25, 2002.

                                                       SAFETY HOLDINGS, INC.

                                                       By:   /s/ DAVID F. BRUSSARD
                                                             ----------------------------------------
                                                       Name: David F. Brussard
                                                       Title:  President

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David F. Brussard and William J. Begley, Jr., and each of them acting individually, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                /s/ DAVID F. BRUSSARD
     -------------------------------------------       Chief Executive Officer,         April 25, 2002
                  David F. Brussard                      President and Director

             /s/ WILLIAM J. BEGLEY, JR.
     -------------------------------------------       Chief Financial Officer, Vice    April 25, 2002
               William J. Begley, Jr.                    President and Secretary

             /s/ A. RICHARD CAPUTO, JR.
     -------------------------------------------       Director                         April 25, 2002
               A. Richard Caputo, Jr.

                /s/ JOHN W. JORDAN II
     -------------------------------------------       Director                         April 25, 2002
                  John W. Jordan II

               /s/ DAVID W. ZALAZNICK
     -------------------------------------------       Director                         April 25, 2002
                 David W. Zalaznick